Form 20-F
period 2005-02-28
Beauceland CORP
filed 2005-05-26
CIK 1301155

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2005

                                       OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       COMMISSION FILE NUMBER: 333-118990

                                   -----------

                             BEAUCELAND CORPORATION
             (Exact name of registrant as specified in its charter)

                                   NOVA SCOTIA
                 (Jurisdiction of incorporation or organization)

                     1010 SHERBROOKE STREET WEST, SUITE 1610
                        MONTREAL, QUEBEC, CANADA H3A 2R7
                    (Address of principal executive offices)

                                   -----------

                    SECURITIES REGISTERED OR TO BE REGISTERED
                      PURSUANT TO SECTION 12(b) OF THE ACT:
                                       N/A

                    SECURITIES REGISTERED OR TO BE REGISTERED
                      PURSUANT TO SECTION 12(g) OF THE ACT:
                                       N/A

                                   -----------

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                      PURSUANT TO SECTION 15(d) OF THE ACT:

                    9.75% Senior Subordinated Notes due 2012
                                (Title of Class)

                                   -----------

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

      2,020 common shares

                                  -----------

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

      Our consolidated financial statements are prepared under United States generally accepted accounting principles.

================================================================================

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I....................................................................    1
  Item 1.  Identity of Directors, Senior Management and Advisers..........    2
  Item 2.  Offer Statistics and Expected Timetable........................    2
  Item 3.  Key Information................................................    2
            A.   Selected Financial Data..................................    2
            B.   Capitalization and Indebtedness..........................    4
            C.   Reasons for the Offer and Use of Proceeds................    4
            D.   Risk Factors.............................................    4
  Item 4.  Information on the Company.....................................   14
            A.   History and Development of the Company...................   14
            B.   Business Overview........................................   15
            C.   Organizational Structure.................................   29
            D.   Property, Plants and Equipment...........................   30
  Item 5.  Operating and Financial Review and Prospects...................   30
            A.   Operating Results........................................   33
            B.   Liquidity and Capital Resources..........................   36
            C.   Research and Development, Patents and Licenses, Etc......   39
            D.   Trend Information........................................   39
            E.   Off-balance Sheet Arrangements...........................   40
            F.   Tabular Disclosure of Contractual Obligations............   40
  Item 6.  Directors, Senior Management and Employees.....................   40
            A.   Directors and Senior Management..........................   40
            B.   Compensation.............................................   43
            C.   Board Practices..........................................   46
            D.   Employees................................................   46
            E.   Share Ownership..........................................   47
  Item 7.  Major Shareholders and Related Party Transactions..............   48
            A.   Major Shareholders.......................................   48
            B.   Related Party Transactions...............................   49
            C.   Interests of Experts and Counsel.........................   50
  Item 8.  Financial Information..........................................   50
            A.   Consolidated Statements and Other Financial Information..   50
            B.   Significant Changes......................................   51
  Item 9.  The Offer and Listing..........................................   51
            A.   Offer and Listing Details................................   51
            B.   Plan of Distribution.....................................   51
            C.   Markets..................................................   51
            D.   Selling Shareholders.....................................   51
            E.   Dilution.................................................   51
            F.   Expenses of the Issue....................................   51
  Item 10.  Additional Information........................................   51
            A.   Share Capital............................................   51
            B.   Memorandum and Articles of Association...................   51
            C.   Material Contracts.......................................   52
            D.   Exchange Controls........................................   53
            E.   Taxation.................................................   53
            F.   Dividends and Paying Agents..............................   53

             G. Statement by Experts....................................... 53
             H. Documents on Display....................................... 53
             I. Subsidiary Information..................................... 53
  Item 11.   Quantitative and Qualitative Disclosures about Market Risk.... 54
  Item 12.   Description of Securities Other than Equity Securities........ 55

PART II.................................................................... 56
  Item 13.   Defaults, Dividend Arrearages and Delinquencies............... 56
  Item 14.   Material Modifications to the Rights of Security Holders
               and Use of Proceeds......................................... 56
  Item 15.   Controls and Procedures....................................... 56
  Item 16A.  Audit Committee Financial Expert.............................. 56
  Item 16B.  Code of Ethics................................................ 56
  Item 16C.  Principal Accountant Fees and Services........................ 56
  Item 16D.  Exemptions from the Listing Standards for Audit Committees.... 57
  Item 16E.  Purchases of Equity Securities by the Issuer and
               Affiliated Purchasers....................................... 58

PART III................................................................... 59
  Item 17.   Financial Statements.......................................... 59
  Item 18.   Financial Statements.......................................... 59
  Item 19.   Exhibits...................................................... 59

                                     PART I

      This Annual Report on Form 20-F relates to Beauceland Corporation and its subsidiaries. On December 15, 2004, a Registration Statement on Form F-4 filed by Beauceland Corporation and certain of its subsidiaries, including MAAX Corporation, with the Securities and Exchange Commission was declared effective. Such Registration Statement registered the issuance by MAAX Corporation of 9.75% senior subordinated notes due 2012 in exchange for 9.75% senior subordinated notes due 2012 originally issued by MAAX Corporation on June 4, 2004 (the "notes"). As a result, Beauceland Corporation became a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      In this Annual Report, the terms "we," "us," "our" and "our company" refer to Beauceland Corporation and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. References to "fiscal year" refer to the results of operations for the 12-month period ended February 28 or 29 of the applicable year. In this Annual Report, except where we indicate otherwise, all dollar amounts are expressed in U.S. dollars, references to "$" or "dollars" are to U.S. dollars and references to "C$" and "Canadian dollars" are to Canadian dollars. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Financial terms have the meanings set forth under Item 3, "Key Information -- Selected Financial Data."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This Annual Report includes "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Discussions containing such forward-looking statements may be found throughout this Annual Report, including, without limitation, in Items 4B, 5, 8A and 11. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "likely," "will," "would," "could" and similar expressions or phrases identify forward-looking statements.

      All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

      Factors that may cause actual results to differ from expected results include, among others:

      -     our highly competitive business environment;

      - the level of residential construction and remodeling activity in our markets;

      -     costs of environmental compliance;

      - changes in foreign currency valuations, exchange rates and economic and political conditions in the countries where we do business;

      -     changes in consumer confidence and preferences;

      -     our ability to introduce new products and improve existing products;

      -     current and future litigation, including product liability claims;

      -     the availability and price of raw materials;

      - our failure to protect our trademarks, patents and other intellectual property rights;

      -     our ability to retain and attract employees; and

      - the effects of past and potential future acts of terrorism, bioterrorism, violence or war.

      All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

      See Item 3, "Key Information -- Risk Factors" for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The selected financial data presented below at February 28, 2005 and for the 270-day period then ended are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected financial data for the 95-day period ended June 3, 2004 and at February 29, 2004 and for the two years then ended are derived from MAAX Inc.'s audited consolidated financial statements included elsewhere in this Annual Report. The selected financial data presented below at February 28, 2003 and for the year ended February 28, 2002 are derived from MAAX Inc.'s audited consolidated financial statements prepared under U.S. GAAP. The selected financial data presented below at February 28, 2001 and 2002 and for the year ended February 28, 2001 are based on MAAX Inc.'s audited consolidated financial statements prepared under Canadian GAAP which have been reconciled to U.S. GAAP. The selected financial data presented below are qualified in their entirety by, and should be read in conjunction with, the financial statements and notes thereto and other financial and statistical information included in this Annual Report, including the information contained in Item 5, "Operating and Financial Review and Prospects" and the Audited Consolidated Financial Statements prepared under U.S. GAAP in Item 18.

                                                                                                            SUCCESSOR
                                                             PREDECESSOR                                   ------------
                                ----------------------------------------------------------------------     PERIOD FROM
                                                    FISCAL YEAR ENDED                                      JUNE 4, 2004
                                --------------------------------------------------------  PERIOD FROM         TO
                                FEBRUARY 28,  FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 29,   MARCH 1 TO      FEBRUARY 28,
                                   2001           2002           2003          2004       JUNE 3, 2004       2005(1)
                                ------------  ------------   ------------   ------------  ------------     ------------
                                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Net sales:
    Bathroom and kitchen....    $    292,859  $    304,126   $    359,901   $    441,518  $    128,630     $    334,654
    Spas....................          50,215        50,811         62,291         54,219        15,206           41,238
                                ------------  ------------   ------------   ------------  ------------     ------------
        Net sales...........         343,074       354,937        422,192        495,737       143,836          376,042
Cost of goods sold..........         239,820       246,207        287,762        344,431        98,490          269,604
Selling, general and
  administrative expenses...          66,116        68,125         76,746         80,061        36,670           69,472
Depreciation and
  amortization..............          13,652        13,690         12,595         15,638         3,987           14,100
Interest expense............           5,996         4,291          3,965          4,898         1,321           20,569

Impairment of goodwill......              --            --             --          4,511            --               --
                                ------------  ------------   ------------   ------------  ------------     ------------
Income before income taxes
  and cumulative effect of
  a change in accounting
  principle.................          17,490        22,624         41,124         46,198         3,368            2,297
Income taxes................           5,672         8,034         15,699         14,247         1,572            2,205
                                ------------  ------------   ------------   ------------  ------------     ------------
Income before cumulative
  effect of a change in
  accounting principle......          11,818        14,590         25,425         31,951         1,796               92
Cumulative effect of a
  change in accounting
  principle related to
  impairment of goodwill....              --            --        (11,312)            --            --               --
                                ------------  ------------   ------------   ------------  ------------     ------------
Net income..................    $     11,818  $     14,590   $     14,113   $     31,951  $      1,796     $         92
                                ============  ============   ============   ============  ============     ============
OTHER FINANCIAL DATA:
Net cash provided by
  (used in) operating
  activities................          35,929        29,974         38,379         62,787        (4,892)          29,362
Net cash provided by
  (used in) investing
  activities................         (21,484)      (12,771)       (68,824)       (17,136)       (5,139)        (441,748)
Net cash provided by
  (used in) financing
  activities................         (11,849)      (16,411)        33,177        (43,797)        5,648          418,396
Capital expenditures(2).....          20,926        13,595         11,132         18,765         2,988            6,084
Ratio of earnings to
  fixed charges(3)..........             3.4x          4.9x           8.4x           7.5x          2.8x             1.1x

                                                             PREDECESSOR                                SUCCESSOR
                                    --------------------------------------------------------------      ---------
                                                                AS OF                                     AS OF
                                    --------------------------------------------------------------     ------------
                                    FEBRUARY 28,     FEBRUARY 28,    FEBRUARY 28,     FEBRUARY 29,     FEBRUARY 28,
                                        2001             2002            2003             2004             2005
                                    ------------     ------------    ------------     ------------     ------------
                                                                 (DOLLARS IN THOUSANDS)
Cash and cash equivalents...        $       (419)    $        810    $      2,668     $      4,467     $      5,459
Working capital(4)..........              55,109           57,966          68,159           55,173           64,312
Total assets................             265,472          263,024         344,189          365,587          616,515
Total debt..................              64,839           51,843         100,662           57,444          360,554
Total shareholders' equity..             155,726          164,031         187,747          231,399          136,767

----------
(1) On March 10, 2004, certain entities formed by J.W. Childs Equity Partners III, L.P. and certain of its affiliates, or JWC Fund III, Borealis Private Equity Limited Partnership and Borealis (QLP) Private Equity Limited Partnership, or Borealis, and Ontario Municipal Employees Retirement Board, or OMERS, which we refer to collectively as our Sponsors, entered into a merger agreement to acquire MAAX Inc., pursuant to which two of our wholly-owned subsidiaries amalgamated with MAAX Inc. on June 4, 2004. Upon consummation of the amalgamation, Beauceland Corporation acquired MAAX Inc. and its direct and indirect subsidiaries. Beauceland Corporation did not have any operating activities prior to June 4, 2004. As a result of the acquisition, the consolidated financial data for the period after the acquisition are presented on a different cost basis than that for the periods prior thereto, and therefore, the two periods are not comparable.

(2) Capital expenditures are defined as additions to property, plant and equipment and other assets.

(3) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes and before cumulative effect of a change in accounting principles plus fixed charges. Fixed charges consist of interest expensed or capitalized and the portion of rental expense we believe is representative of the interest component of rental expenses. For the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005, on a pro forma basis after giving effect to the transactions that occurred on June 4, 2004 as if they had occurred on March 1, 2004, the ratio of earnings to fixed charges would have been 2.5x and 1.1x, respectively.

(4)   Working capital is defined as current assets less current liabilities.

B.    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D.    RISK FACTORS

      You should carefully consider the following risks and the other information in this Annual Report.

                          RISKS RELATED TO OUR BUSINESS

WE OPERATE IN A VERY COMPETITIVE BUSINESS ENVIRONMENT.

      The home improvement products business is highly competitive. We compete against large international and national players, as well as many regional competitors. Some of our principal competitors may be less highly leveraged than we are and have greater financial, marketing and distribution resources than we do. Accordingly, these competitors may be better able to withstand changes in conditions within the industries in which we operate, including increased competition from imported products, and may have significantly greater operating and financial flexibility than we do. These competitors could increase their market share and cause us to lose business from our customers.

      As a result of this competitive environment, we face and will continue to face pressure on sales prices of our products from competitors, as well as from large customers. As a result of these pricing pressures, we may in the future experience reductions in our profit margins, revenues or sales, and may be unable to pass on future raw material price or labor cost increases to our customers which would also reduce profit margins. In addition, we will need to invest continuously in manufacturing, customer service and support, marketing and our sales force. We cannot assure you that we will be able to maintain or increase either current market share of our products or our price and operating margins successfully in the future.

DOWNWARD TRENDS IN THE HOUSING SECTOR AND IN GENERAL ECONOMIC CONDITIONS COULD NEGATIVELY IMPACT OUR FINANCIAL PERFORMANCE.

      Trends in the housing sector directly impact our financial performance because demand for bathroom products, kitchen cabinetry products and, to a lesser extent, spas is influenced by the level of repair and remodeling activity in existing homes and new home construction activity. Accordingly, the strength of the U.S. and Canadian economies, the age of existing home stock, housing sales, job growth, interest rates, consumer confidence, gross domestic product levels, employment rates and the availability of consumer credit, as well as demographic factors such as immigration into North America and migration of the population within North America have a direct impact on our business. Cyclical declines in new housing starts, housing sales or demand for replacement home improvement products may result in certain products falling out of favor, in homeowners delaying home improvements and in potential new home buyers delaying the purchase or construction of a new home, all of which could result in decreased demand for our products and reductions in our profitability, product margins and revenues. There can be no assurance that any such reductions would not be material and would not continue for an indeterminate period of time.

INCREASES IN INTEREST RATES AND THE REDUCED AVAILABILITY OF FINANCING FOR HOME IMPROVEMENTS COULD HAVE A MATERIAL ADVERSE IMPACT ON US.

      In general, demand for home improvement products may be adversely affected by increases in interest rates and the reduced availability of financing. If interest rates increase and, consequently, the ability of prospective buyers to finance purchases of home improvement products is adversely affected, our business, financial condition and results of operations may also be adversely impacted and the impact may be material.

BECAUSE WE DEPEND ON A CORE GROUP OF SIGNIFICANT CUSTOMERS, OUR SALES, CASH FLOWS FROM OPERATIONS AND RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED IF OUR KEY CUSTOMERS REDUCE THE AMOUNT OF PRODUCTS THEY PURCHASE FROM US.

      Our customers consist mainly of wholesalers, showrooms, specialty retailers and home centers. Our top 12 major customers together accounted for approximately 43.6% of our consolidated net sales in fiscal year 2005, while our largest customer, The Home Depot, accounted for approximately 20.8% of our consolidated net sales in fiscal year 2005, a decrease from approximately 24% in fiscal year 2004. We expect that a small number of customers will continue to account for a substantial portion of our net sales for the foreseeable future. We do not have long-term contracts with any of our customers and they may not continue to purchase our products.

      The loss of, or a diminution in, our relationship with The Home Depot or any other major customer could have a material adverse effect on us. Our competitors may adopt more aggressive sales policies and devote greater resources to the development, promotion and sale of their products than we do, which could result in a loss of customers. The loss of, or a reduction in orders from, any significant customers, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major customer, could have a material adverse effect on us. In addition, revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue, or if continued, may not reach or exceed historical levels in any period.

WE ARE EXPOSED TO POLITICAL, ECONOMIC AND OTHER RISKS THAT ARISE FROM OPERATING A MULTINATIONAL BUSINESS.

      We have operations in the U.S., Canada and, to a lesser extent, Europe. Further, certain of our businesses obtain raw materials and finished goods from foreign suppliers. Accordingly, our business is subject to political, economic and other risks that are inherent in operating in numerous countries. These risks include:

      - the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

      - trade protection measures and import or export licensing requirements;

      - tax rates in foreign countries and the imposition of withholding requirements on foreign earnings;

      -     the imposition of tariffs or other restrictions;

      - difficulty in staffing and managing widespread operations and the application of foreign labor regulations;

      -     required compliance with a variety of foreign laws and regulations;
            and

      - changes in general economic and political conditions in countries where we operate.

      Our business success depends in part on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or on our business as a whole.

ENVIRONMENTAL REQUIREMENTS MAY IMPOSE SIGNIFICANT ENVIRONMENTAL COMPLIANCE COSTS AND LIABILITIES ON US.

      Our operations are subject to numerous Canadian (federal, provincial and local), U.S. (federal, state and local) and foreign laws and regulations relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, storage, treatment and disposal of waste, releases of contaminants or hazardous or toxic substances, remediation of contaminated sites and protection of worker health and safety. From time to time, our facilities are subject to investigation by governmental regulators. Our efforts to comply with environmental requirements do not remove the risk that we may be subject to civil, administrative or criminal enforcement actions and as a result be held liable, be subject to an order or incur costs, fines or penalties, and that the amount of liabilities, costs, fines or penalties may be material, for, among other things, releases of contaminants or hazardous or toxic substances occurring on or emanating from current or formerly owned or operated properties or any associated offsite disposal location, or for contamination discovered at any of our properties from activities conducted by us or by previous occupants.

      We do not believe we will be required under existing environmental laws and enforcement policies to expend amounts that will have a material adverse effect on our results of operations or financial condition. The requirements of such laws and enforcement policies, however, have generally become more stringent over time. Changes in environmental laws and regulations or their enforcement or the discovery of previously unknown contamination or other non-compliance with environmental laws and regulations relating to our properties and operations could result in significant environmental liabilities or costs which could adversely affect our business. In addition, we might incur increased operating and maintenance costs and capital expenditures and other costs to comply with increasingly stringent air emission control laws or other future requirements, for example, as applicable to our styrene emissions, which would decrease the cash flow available to service our indebtedness. Also, discovery of currently unknown conditions could require responses that would result in significant liabilities and costs. Accordingly, we are unable to predict the ultimate costs of compliance with or our potential liability under environmental laws.

FLUCTUATING EXCHANGE RATES COULD ADVERSELY AFFECT OUR PROFITABILITY AND
REVENUES.

      Our profitability and revenues may be adversely affected by fluctuating exchange rates. We are subject to currency exchange rate risk to the extent that some of our costs are denominated in currencies other than those in which we earn revenues. In addition, since our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our financial results. An appreciation in the Canadian dollar could result in lower earnings or higher selling prices for our products that are manufactured in Canada and sold in the U.S. market and possibly a decrease in sales. We cannot assure you that currency exchange rate fluctuations will not adversely affect our results of operations and financial condition. See Item 11, "Quantitative and Qualitative Disclosures About Market Risk -- Currency Exchange Risk."

CHANGES IN CONSUMER PREFERENCES COULD ADVERSELY AFFECT OUR BUSINESS.

      Our business in general is subject to changing consumer and industry trends, demands and preferences. Our continued success depends largely on the introduction and acceptance by our customers of new product lines and improvements to existing product lines that respond to such trends, demands and preferences. Trends within the industry change often and our failure to anticipate, identify or react to changes in these trends could lead to, among other things, rejection of a new product line and reduced demand and price reductions for our products, and could materially adversely affect us. In addition, we may not have sufficient resources to make necessary investments or we may be unable to make the investments necessary to develop new products or improve our existing products to maintain our market position.

CONSOLIDATION OF OUR CUSTOMERS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      We believe that there is a trend among our customers to increase in size and market power. If this trend continues, they may be able to exert pressure on us to reduce prices and create price competition. If our customer base were to consolidate, competition for the business of fewer customers would intensify. If we do not provide product offerings and price points that meet the needs of our customers, or if we lose a substantial amount of our customer base, our profitability, margins and revenues could decrease.

WE RELY ON INDEPENDENT SALES REPRESENTATIVES.

      In the U.S., we depend on the services of independent sales representatives to sell the majority of our products and to provide services and aftermarket support to our customers. The sales representative agreements are typically cancelable by the sales representative or us at any time or after a short notice period. The loss of a substantial number of these relationships, or our failure to maintain good relationships with these sales representatives, could materially reduce our sales and profits.

WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS.

      We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products proves to be defective, we may be required to recall, redesign or retrofit such products. No assurance can be given that coverage under our insurance policies will be adequate to cover existing or future product liability claims against us. Liability insurance in our industry is expensive, difficult to maintain and may be unobtainable in the future on acceptable terms or at all. Furthermore, any significant claims made against us could result in negative publicity against us, which could adversely affect our sales and increase our costs.

INTERRUPTIONS IN DELIVERIES OF RAW MATERIALS OR FINISHED GOODS AND/OR INCREASED PRICES FOR RAW MATERIALS OR FINISHED GOODS USED IN OUR PRODUCTS COULD ADVERSELY AFFECT OUR PROFITABILITY, MARGINS AND REVENUES.

      We require a regular supply of resin, polyester, fiberglass, acrylic, thermoplastic, aluminum, steel, tempered glass, wood and particleboard, oil, pumps, accessories and packaging materials. Our dependency upon regular deliveries from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. If any of our suppliers were unable to deliver materials to us for an extended period of time, or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business.

      In addition, our profitability is affected by the prices of the raw materials and finished goods used in the manufacture of our products. These prices may fluctuate based on a number of factors beyond our control, including, among others, world oil prices, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates and, in some cases, government regulation. We have a few long-term supply contracts for certain of the raw materials and finished goods used in the manufacture of our products. These contracts provide for periodic review of prices and some provide a pricing calculation method dependent upon variables in the market. This means that we are subject to changes in the prices charged by our suppliers. The commodities we use may undergo major price fluctuations and there is no certainty that we will be able to pass these costs through to our customers. Significant increases in the prices of raw materials or finished goods are more difficult to pass through to customers in a short period of time and may negatively impact our short term profitability, margins and revenues. See Item 11, "Quantitative and Qualitative Disclosures About Market Risk -- Commodity Price Risk."

WE MAY NOT BE ABLE TO IDENTIFY ATTRACTIVE ACQUISITION CANDIDATES, SUCCESSFULLY INTEGRATE ANY ACQUIRED OPERATIONS OR REALIZE THE INTENDED BENEFITS OF ANY ACQUISITIONS.

      Part of our strategy is to capitalize on the fragmented market for bathroom products by making selective strategic acquisitions. We continuously evaluate potential acquisitions and are engaged from time to time in discussions with sizable and smaller acquisition candidates. There can be no assurance that suitable acquisition candidates will be identified and acquired in the future, that the financing or necessary consents for any such acquisitions will be available on satisfactory terms or at all or that we will be able to accomplish our strategic objectives in making any such acquisition. Nor can we assure you that our acquisition strategy will be successfully received by customers or achieve its intended benefits.

      Our future performance will depend heavily on our ability to integrate the businesses that we may acquire in the future. To integrate any newly acquired businesses into our business, we will need to integrate manufacturing facilities and extend our financial and management controls and operating, administrative and information systems in a timely manner and on satisfactory terms and conditions. We may not be able to successfully integrate the businesses or realize projected cost savings and synergies in connection with any such acquisitions on the timetable contemplated or at all.

      Furthermore, the costs of businesses that we may acquire could significantly impact our short-term operating results. Those costs could include expenses associated with a change of control, as well as acquisition costs including accounting and legal fees, investment banking fees, recognition of transaction-related obligations and various other acquisition-related costs.

      The integration of any acquired companies may also lead to a diversion of management's attention from other ongoing business concerns. In addition, we may need to recruit additional managers to supplement the incumbent management of acquired companies, but we may not be successful in recruiting additional managers with the skills necessary to enhance the management of the acquired companies.

      We may also be subject to unexpected claims and liabilities arising from acquisitions we have made or may make in the future, including the June 2004 Transactions. These claims and liabilities could be costly to defend, could be material in amount and may exceed the limitations of any applicable indemnification provisions, the financial resources of the indemnifying parties or coverage under our insurance policies.

INCREASES IN LABOR COSTS, POTENTIAL LABOR DISPUTES AND WORK STOPPAGES AT OUR FACILITIES OR THE FACILITIES OF OUR SUPPLIERS COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

      Our financial performance is affected by the availability of qualified personnel and the cost of labor. We employ approximately 3,700 full-time employees. Approximately 1,200 of our production line employees, located primarily in Canada, are unionized through affiliations with Confederation des syndicats nationaux, Centrale des syndicats democratiques or the Teamsters Union. Employees represented by these unions are subject to ten collective bargaining agreements and work at nine of our manufacturing facilities with a separate union at each location, two of which agreements are with local unions in the U.S. and the remaining eight are in Canada. We are in the process of negotiating one collective bargaining agreement in Canada (covering approximately 367 employees that expired in December 2004). If we are unable to enter into new, satisfactory labor agreements with our unionized employees upon expiration of their collective bargaining agreements, or if our workers were to engage in a strike, work stoppage or other slowdown, we could experience a significant disruption of our operations, which could cause us to be unable to deliver products to customers on a timely basis. This could result in a loss of business and an increase in our operating expenses, which could reduce our profit margins. In addition, our non-unionized labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

      Many of our direct and indirect suppliers and customers have unionized workforces. Strikes, work stoppages or slowdowns experienced by these suppliers and customers could result in slowdowns or closures of facilities where components of our products are manufactured or delivered. Any interruption in the production or delivery of our products could reduce sales, increase costs and have a material adverse affect on us.

IF WE ARE UNABLE TO MEET FUTURE CAPITAL REQUIREMENTS, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

      We make capital investments to, among other things, maintain and upgrade our facilities and enhance our production processes and information systems. In particular, we have implemented in Canada and are in the process of implementing in the U.S. a management network utilizing the SAP(R) management information system for our bathroom fixture products. As we grow our businesses, we may have to incur significant capital expenditures. Our senior secured credit facility contains limitations that restrict our ability to make capital expenditures. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our current or anticipated expenditures. If we are unable to make necessary capital expenditures, our product offering may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our profitability and revenues.

WE MAY BE REQUIRED TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR DEFEND OUR INTELLECTUAL PROPERTY FROM INFRINGEMENT CLAIMS AND WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO INTELLECTUAL PROPERTY RIGHTS.

      We rely on a combination of U.S., Canadian and, to a lesser extent, European and Asian patent, trademark, copyright, trade secret laws and licenses to protect certain aspects of our business. We have registered trademarks, patents and copyrights, and trademark and patent registrations pending in the U.S., Canada and abroad. However, we have selectively pursued patent and trademark protection, and in some instances we may not have perfected important patent and trademark rights in these and other countries. The failure to obtain worldwide patent protection may result in other companies copying and marketing products based upon our protected technologies outside our protected markets. This could impede our growth in existing markets and into new markets, and result in a greater supply of similar products that could erode our pricing power.

      Our success depends in part on our ability to protect our patents, trademarks, copyrights, trade secrets and licensed intellectual property from unauthorized use by others. We cannot be sure that the patents we have obtained, or other protections such as confidentiality, trade secrets and copyrights, will be adequate to prevent imitation of our products by others. If we are unable to protect our products through the enforcement of intellectual property rights, our ability to compete based on our current market advantages may be harmed. If we fail to prevent substantial unauthorized use of our trade secrets, we risk the loss of intellectual property rights and our competitive advantage.

      Although we are not aware that any of our intellectual property rights infringe upon the proprietary rights of third parties, third parties may accuse us of infringement of their patents, trademarks, copyrights, trade secrets and licenses. Third parties may also challenge our trademark rights and branding practices in the future. We may be required to institute or defend litigation to defend ourselves from such accusations and enforce our patent, trademark and copyright rights, which, regardless of the outcome, could result in substantial costs and diversion of resources and could negatively affect our competitive position, sales, profitability and reputation. If we lose a patent infringement suit, we may be liable for money damages and be enjoined from selling the infringing product, which could negatively affect our profitability. If we lose the use of a product name, our efforts spent building that brand may be lost and we will have to rebuild a brand for that product, which we may or may not be able to do.

MANUFACTURING OR ASSEMBLY REALIGNMENTS MAY RESULT IN A DECREASE IN OUR NEAR-TERM EARNINGS AND CASH FLOWS.

      We continuously review our manufacturing and assembly operations and sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs could result in a decrease in our near-term earnings and cash flows until the expected cost reductions are achieved. Such programs may include the consolidation and integration of facilities, functions, systems and procedures. Certain products may also be shifted from one manufacturing or assembly facility to another. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved.

OUR BUSINESS WILL SUFFER IF CERTAIN KEY OFFICERS OR EMPLOYEES DISCONTINUE EMPLOYMENT WITH US OR IF WE ARE UNABLE TO RECRUIT AND RETAIN HIGHLY SKILLED STAFF.

      The success of our business is materially dependent upon the skills, experience and efforts of our President and Chief Executive Officer, Andre Heroux, and certain of our other key officers and employees. The loss of Mr. Heroux or other key personnel could have a material adverse effect on our business, operating results or financial condition. Our business also depends on our ability to continue to recruit, train and retain skilled employees, particularly skilled sales personnel. The market for these resources is highly competitive. We may be unsuccessful in attracting and retaining the resources we need to generate sales and to expand our operations successfully, and, in such event, our business could be materially and adversely affected. The loss of the services of any key personnel, or our inability to hire new personnel with the requisite skills, could impair our ability to develop new products or enhance existing products, sell products to our customers or manage our business effectively. In addition, certain key officers of MAAX Inc. resigned in June 2004. Should they compete against us, our business, operating results or financial condition could be materially adversely affected. Even though we entered into non-competition agreements with certain former key officers of MAAX Inc., we cannot assure you that a court will find such agreements enforceable under applicable law.

OUR BUSINESS IS SUBJECT TO SOME SEASONALITY AND WEATHER MAY IMPACT OUR SALES, CASH FLOWS FROM OPERATIONS AND RESULTS OF OPERATIONS.

      Our spa business, and to a lesser extent, our other businesses experience seasonal business swings, which correspond to the North American seasons. Unusually prolonged periods of cold, rain, blizzards, hurricanes or other severe weather patterns could delay or halt renovation and construction activity. For example, an unusually severe winter can lead to reduced construction activity and magnify the seasonal decline in our sales, cash flows from operations and results of operations during the winter months. Generally, sales in each of the first three quarters of our fiscal year generate a significantly greater percentage of our total annual sales as compared to the fourth quarter of our fiscal year. This seasonality requires that we manage our cash flows over the course of the year. If sales were to fall substantially below what we would normally expect during certain periods, our annual financial results would be adversely impacted and our ability to service our debt may also be adversely affected.

IF OUR LEASES TERMINATE OR ARE NOT RENEWED UPON EXPIRATION, WE COULD BE REQUIRED TO MAKE SIGNIFICANT CAPITAL EXPENDITURES TO RELOCATE OUR FACILITIES.

      Certain of our manufacturing facilities and warehouses are leased. There can be no assurance that upon termination or expiration of these leases we will be able to renew them on acceptable terms or at all. If we are unable to renew such leases, we could be required to make significant capital expenditures to relocate our facilities.

WE EXTEND TRADE CREDIT AND FLOOR PLAN FINANCING TO CERTAIN OF OUR CUSTOMERS AND THEY MAY NOT PAY US PROMPTLY OR IN FULL.

      We extend trade credit to certain of our customers and floor plan financing to a few of our spa customers to facilitate the purchase of our products. We rely on the creditworthiness of such customers. The failure of such customers to pay us promptly or in full under the terms of the trade credit or floor plan financing we extend to them could have a material adverse effect on our financial condition.

WE HAVE AGREED TO CERTAIN UNDERTAKINGS WITH THE MINISTER RESPONSIBLE FOR THE INVESTMENT CANADA ACT WHICH IMPOSE RESTRICTIONS ON OUR BUSINESS FOR THREE YEARS.

      We agreed to certain undertakings with the Minister responsible for the Investment Canada Act which require us to, among other things, maintain certain levels of management control, investment and employment in Quebec and Canada for three years after consummation of the June 2004 Transactions. These undertakings may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities during this period. In addition, our ability to comply with these undertakings may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Although the Minister responsible may waive non-compliance with an undertaking, no assurance can be given that the Minister will do so in the event that we fail to comply with any of our undertakings.

WE MAY BE EXPOSED TO POTENTIAL RISKS RESULTING FROM NEW REQUIREMENTS THAT WE EVALUATE OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

      We may be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act after our 2006 fiscal year, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We may not be able to complete the assessment of our current internal controls and comply with these requirements in due time. If we are able to proceed with a complete assessment in a timely manner, we may identify deficiencies which we may not be able to remediate, may identify deficiencies which will demand significant resources to remediate or may be unable to identify deficiencies at all. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such regulations are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information and the trading price of our notes could drop significantly.

      The indenture governing the notes does not require us to file annual, quarterly or current reports with the SEC. Therefore, we expect to cease filing such reports with the SEC during our fiscal year ending 2006. Without regard as to whether we are required to file reports with the SEC, we will make such information available on our website. This information may not include the officer certifications required to be included with the SEC reports.

TERRORIST ATTACKS AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE MARKETS IN WHICH WE OPERATE AND OUR PROFITABILITY AND CASH FLOW.

      Terrorist attacks or other acts of violence or war may negatively affect our operations and your investment. These attacks may directly impact our suppliers' or customers' physical facilities. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect our operating results. The U.S. has entered into, and may enter into additional, armed conflicts which could have a further impact on our sales and our ability to deliver product to our customers in the U.S. and elsewhere. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. They could also result in an economic recession in the U.S. or abroad. Any of these occurrences could have a significant impact on our operating results.

THE INTERESTS OF MAAX HOLDINGS, INC.'S MAJOR STOCKHOLDERS MAY CONFLICT WITH THE INTERESTS OF THE HOLDERS OF THE NOTES.

      JWC Fund III, Borealis and OMERS beneficially own shares representing approximately 98.7% of our parent, MAAX Holdings, Inc.'s, or MAAX Holdings', equity prior to dilution for options. Accordingly, these stockholders have the power to elect our board of directors, appoint new management and approve any action requiring a stockholder vote, including amendments to our certificate of incorporation and mergers or sales of substantially all of our assets. The directors so elected have the authority to make decisions affecting our capital structure, including the issuance of additional indebtedness and the declaration of dividends. Circumstances may occur in which the interests of equity holders could be in conflict with the interests of holders of the notes. In addition, these equity holders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of notes. See Item 6, "Directors, Senior Management and Employees -- Share Ownership" and Item 7, "Major Shareholders and Related Party Transactions."

                        RISKS RELATED TO OUR INDEBTEDNESS

WE HAVE SUBSTANTIAL DEBT AND HAVE THE ABILITY TO INCUR ADDITIONAL DEBT. THE PRINCIPAL AND INTEREST PAYMENT OBLIGATIONS OF SUCH DEBT MAY RESTRICT OUR FUTURE OPERATIONS AND IMPAIR OUR ABILITY TO MEET OUR OBLIGATIONS UNDER THE NOTES.

      As of February 28, 2005, we and our subsidiaries had approximately $360.6 million of outstanding debt (excluding approximately $3.1 million and C$99,000 of undrawn letters of guarantee). In addition, the indenture governing the notes permits us to incur additional debt.

      Our substantial level of debt may have important consequences to you. For instance, it could:

      - make it more difficult for us to satisfy our financial obligations, including those relating to the notes;

      - require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, including the notes, which will reduce funds available for other business purposes;

      - increase our vulnerability to general adverse economic and industry conditions;

      - limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

      - place us at a competitive disadvantage compared with some of our competitors that have less debt; and

      - limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

      Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategy.

THE AGREEMENTS GOVERNING THE NOTES AND OUR OTHER DEBT IMPOSE RESTRICTIONS ON OUR BUSINESS.

      On June 4, 2004, MAAX Corporation entered into a senior secured credit facility which we and certain of our other subsidiaries guarantee. The indenture governing the notes and our senior secured credit facility contain, and other agreements we may enter into in the future may contain, covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things:

      -     incur additional debt,

      - declare or pay dividends, redeem stock or make other distributions to shareholders,

      -     create liens,

      -     make investments,

      -     enter into transactions with affiliates,

      -     sell assets, and

      -     consolidate or merge.

Our senior secured credit facility also requires us to meet a number of financial ratios and tests.

      Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants or restrictions could result in a default under the indenture governing the notes or the senior secured credit facility. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest and the commitments of the senior lenders to make further extensions of credit under the senior secured credit facility could be terminated. If we were unable to repay debt to our senior lenders, these lenders could proceed against the collateral securing that debt. In addition, acceleration of our other debt may cause us to be unable to make interest payments on the notes and repay the principal amount of the notes or may cause the subsidiary guarantors to be unable to make payments under the guarantees.

OUR ABILITY TO MAKE PAYMENTS UNDER THE NOTES AND SERVICE OUR OTHER DEBT SUBSTANTIALLY DEPENDS ON CASH FLOW FROM OUR SUBSIDIARIES.

      In addition to any cash flow that we may generate, we will substantially depend on distributions or other intercompany transfers from our subsidiaries to make payments under the notes and service our other debt. Distributions and intercompany transfers to us from our subsidiaries will depend on:

      -     our subsidiaries' earnings;

      - covenants contained in our and their debt agreements, including our senior secured credit facility and the notes;

      - covenants contained in other agreements to which we or our subsidiaries are or may become subject;

      -     business and tax considerations; and

      - applicable law, including laws regarding the payment of dividends and distributions.

      The operating results of our subsidiaries at any given time may not be sufficient to make distributions or other payments to us and any distributions and/or payments may not be adequate to pay any amounts due under the notes or our other indebtedness.

OUR CASH FLOWS AND OTHER ASSETS OF OUR SUBSIDIARIES WILL BE NEEDED FOR MAAX HOLDINGS TO MAKE PAYMENTS ON ITS SENIOR DISCOUNT NOTES BEGINNING ON JUNE 15, 2009.

      On December 10, 2004, MAAX Holdings issued $170,689,000 principal amount at maturity of 11.25% senior discount notes due 2012. The senior discount notes are the obligation of MAAX Holdings, are not guaranteed by Beauceland Corporation, MAAX Corporation or any of our subsidiaries and are not secured. However, MAAX Holdings has no operations of its own and derives all of its revenue and cash flow from Beauceland Corporation, MAAX Corporation and our subsidiaries. The ability of MAAX Holdings to make payment on the senior discount notes is dependent on the earnings and the distribution of funds from Beauceland Corporation, MAAX Corporation and our subsidiaries. The first payment under the senior discount notes will be due on June 15, 2009. Beauceland Corporation, MAAX Corporation and our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the senior discount notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. In addition, the terms of the indenture governing our notes and senior secured credit facility significantly restrict Beauceland Corporation, MAAX Corporation and our subsidiaries from paying dividends and otherwise transferring assets to MAAX Holdings. Furthermore, Beauceland Corporation, MAAX Corporation and our subsidiaries are permitted under the terms of our senior secured credit facility, the indenture governing our notes and other indebtedness (including under the indenture governing the senior discount notes) to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by Beauceland Corporation, MAAX Corporation and our subsidiaries to MAAX Holdings.

      The agreements governing the current and future indebtedness of Beauceland Corporation, MAAX Corporation and our subsidiaries may not permit us to provide MAAX Holdings with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on the senior discount notes when due. If MAAX Holdings is unable to make required payments under its senior discount notes, MAAX Holdings could be rendered insolvent, which could materially adversely affect our financial condition and our ability to make required payments under our notes. See Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- MAAX Holdings Senior Discount Notes Due 2012."

ITEM 4. INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      Beauceland Corporation is an unlimited company incorporated under the laws of Nova Scotia, Canada on October 2, 2003 and operates under the Companies Act (Nova Scotia). Our executive offices are located at 1010 Sherbrooke Street West, Suite 1610, Montreal, Quebec, Canada H3A 2R7, telephone number (514) 844-4155. MAAX Inc., the predecessor entity, commenced operations in 1970.

      On March 10, 2004, certain entities formed by our Sponsors entered into a merger agreement to acquire MAAX Inc. and its subsidiaries. On June 4, 2004, concurrently with the consummation of the transactions contemplated by the merger agreement, our Sponsors, certain consultants and members of management made an investment in our parent, MAAX Holdings, of approximately $133.7 million in cash, which investment was contributed as common equity to Beauceland Corporation. In addition, certain members of management exchanged a portion of their MAAX Inc. stock options into stock options of MAAX Holdings with a fair value as of the closing date of approximately $2.7 million, including a one-time option grant to Mr. Heroux to purchase shares of MAAX Holdings' series A preferred stock. We also entered into a senior secured credit facility, consummated the offering of the notes and refinanced substantially all indebtedness of MAAX Inc. and its subsidiaries.

      The consummation of the transactions contemplated by the merger agreement, the cash investment by our Sponsors, certain consultants and members of management, the rollover by certain members of management of a portion of their MAAX Inc. stock options into stock options of MAAX Holdings, the one-time option grant to Mr. Heroux, the financing under our senior secured credit facility, the refinancing of existing indebtedness, the offering of the notes and the payment of all related fees and expenses occurred on June 4, 2004 and are collectively referred to in this Annual Report as the "June 2004 Transactions."

      For a more complete description of the June 2004 Transactions, see Item 5, "Operating and Financial Review and Prospects -- History" and " -- Liquidity and Capital Resources -- Senior Secured Credit Facility."

      On December 10, 2004, MAAX Holdings sold $170,689,000 principal amount at maturity of 11.25% senior discount notes due 2012 and used the net proceeds of approximately $105.1 million to repurchase shares of MAAX Holdings' common stock and redeem rollover options exercisable into shares of MAAX Holdings' common stock from our Sponsors, members of management and certain consultants. In addition, MAAX Holdings canceled options exercisable into shares of MAAX Holdings' common stock held by certain members of management, employees and a non-employee director. An additional amount of approximately $2.0 million in the aggregate was paid to certain members of management and $250,000 will be paid to a non-employee director in connection with the issuance of the senior discount notes. Our Sponsors sold to MAAX Holdings shares of common stock constituting approximately 64.3% of MAAX Holdings' outstanding shares of common stock. The senior discount notes are the obligation of MAAX Holdings, are not guaranteed and are not secured by any of our assets.

B.    BUSINESS OVERVIEW

      The following should be read in conjunction with our consolidated financial statements and the related notes contained elsewhere in this Annual Report. This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements.

GENERAL

      We are a leading North American manufacturer and distributor of bathroom fixtures, with the number one market share in Canada and the number three market share in the U.S. within the bathtub and shower fixtures market. We sell a broad range of bathroom fixture products, including acrylic, gelcoat and thermoplastic bathtubs, showers, whirlpools and bathtub/shower surrounds, as well as shower doors and medicine cabinets. By leveraging our relationships with our bathroom customers, we have also emerged as a leading manufacturer of spas in North America and have a growing presence in the semi-custom kitchen cabinetry market. Founded in 1970, we focus on marketing stylish, innovative products at mid- to high-end retail price points primarily under the MAAX(R) brand name. Through our extensive manufacturing footprint and unique multi-channel distribution strategy, we estimate that we currently serve over 3,200 customers.

      We compete in the largest and fastest growing major segment of the bathroom fixtures industry. We focus almost exclusively on the residential housing market, in which approximately 65% of total U.S. bathroom fixture sales in 2003 were generated in the more stable and more profitable remodeling segment as opposed to new home construction. Bathroom remodeling, our particular focus, is one of the most common residential remodeling projects. We target our bathroom products primarily at the bathtub and shower fixtures market, which is expected to grow in the U.S. at a compound annual growth rate, or CAGR, of 3.4% from 2003 to 2013, as compared to 2.5% for all other bathroom fixture products. Our bathtubs and showers are manufactured primarily from acrylic and gelcoat, which are the most common and fastest growing bathroom fixture materials due to their durability, appearance, value and relative ease of installation. U.S. sales of acrylic and gelcoat bathtubs grew at a CAGR of 4.5% and 6.1%, respectively, from 1993 to 2003, and are expected to grow at a CAGR of 3.1% and 3.0%, respectively, from 2003 to 2013, as compared to a CAGR of 2.5% for bathtubs manufactured from all other materials from 2003 to 2013. We also focus on the fast growing kitchen remodeling segment. Sales in the U.S. of semi-custom kitchen cabinets, the niche in which we compete, grew at a CAGR of 5.2% from 1996 to 2003.

      We sell our products through a diverse set of distribution channels across the U.S. and Canada, including wholesalers, showrooms, specialty retailers and home centers. In fiscal year 2005, approximately 52% of our net sales were to wholesalers, approximately 32% were to retailers and approximately 16% were to specialty retailers. In each of our distribution channels we sell a distinct set of sub-brands differentiated by styles, features and price points. Our multi-channel distribution network, complemented by our disciplined channel-specific product offering, allows us to operate under a unique go-to-market strategy. We believe this strategy has enabled us to maximize our profits as well as those of our customers, which in turn has further strengthened our customer relationships.

      We currently operate 23 strategically located manufacturing facilities, including 13 in the U.S., nine in Canada and one in the Netherlands. This makes us one of only two manufacturers of acrylic and gelcoat bathroom products with a footprint that extends across North America. We believe that our extensive North American footprint gives us a significant advantage vis-a-vis our other competitors by enabling us to service both national and regional customers while reducing delivery times, lowering inventory investment, decreasing shipping costs and enhancing customer service.

      Over the past three years, we have experienced significant growth, both internally and through an acquisition. Since 1993, we have completed 15 acquisitions. Our largest acquisition was Aker Plastics Company, Inc., or Aker, which we acquired in October 2002 for $80.4 million. At the time of the acquisition, Aker was reportedly the third largest manufacturer of gelcoat bathroom products in the U.S., focused exclusively on the wholesaler and showroom channels. This acquisition enhanced our growing market position in the U.S. by allowing us to solidify our relationships in the higher margin wholesaler and showroom channels and expand our U.S. manufacturing and distribution capabilities.

      The following table provides a brief overview of our primary products, distribution channels and brands.

                    FISCAL 2005
    PRODUCT      COMBINED NET SALES     DISTRIBUTION
   CATEGORY        (% OF TOTAL)           CHANNELS                   KEY BRANDS BY CHANNEL
   --------      ------------------    ---------------               ---------------------
Bathroom         $419 million (81%)    Wholesalers         MAAX Aker(R), MAAX Villa(R)

                                       Showrooms           MAAX Collection(TM), MAAX Genna(R), MAAX Pearl(R),
                                                           MAAX(R) Tub & Shower Doors, MAAX(R) Medicine Cabinets

                                       Home Centers        Advanta by MAAX(R), Keystone by MAAX(R), Premium by
                                                           MAAX(R)

                                       Europe              Saninova(R) by MAAX
Kitchen          $44 million (8%)      Kitchen Dealers     MAAX Collection(TM)
Cabinetry
                                       Home Centers        Cuisine Expert(R) by MAAX, Express Kitchen(R)

Spas             $56 million (11%)     Specialty           Coleman Spas(R) by MAAX, Elite Spas(R) by MAAX
                                       Retailers

                                       Home Centers        Savannah Spas, Nahanni(TM) Spas

INDUSTRY OVERVIEW

   BATHROOM FIXTURES INDUSTRY

      The U.S. bathroom fixtures industry, which is comprised of bathtubs, showers, whirlpools, sinks, toilets and other fixtures, grew at a CAGR of 2.6% from 1998 to 2003. The bathtub and shower segment (bathtubs, showers, whirlpools and bathtub/shower surrounds) of the bathroom fixtures market, the segment in which we primarily compete, is the largest and fastest growing major segment of the market. In 2003, this segment generated approximately $1.6 billion of sales, or 40% of total bathroom fixture sales, in the U.S. The U.S. bathtub and shower fixtures market grew at a 4.9% CAGR from 1993 to 2003 and is expected to grow at a 3.4% CAGR from 2003 to 2013, as compared to 2.5% for all other bathroom fixture products for the 2003 through 2013 period. Within the U.S. bathtub market, the fastest growing segments by material have been acrylic and gelcoat, the product categories in which we compete. Acrylic and gelcoat bathtubs grew at a 4.5% and 6.1% CAGR, respectively, from 1993 to 2003, and are expected to grow at a CAGR of 3.1% and 3.0%, respectively, from 2003 to 2013, as compared to a CAGR of 2.5% for bathtubs manufactured from all other materials from 2003 to 2013. We estimate that the Canadian bathroom fixtures industry is approximately 10% of the size of the U.S. industry and has experienced similar trends.

   KITCHEN CABINETRY INDUSTRY

      The U.S. cabinetry industry grew at a CAGR of 6.9% from $7.1 billion of sales in 1995 to $12.1 billion in 2003. The U.S. cabinetry industry is expected to experience similar attractive growth in the future fueled by an increasing demand for larger remodeled kitchens, with an estimated CAGR of 6.7% from 2003 sales to projected sales of $16.7 billion in 2008. U.S. sales of semi-custom kitchen cabinetry, the market in which we primarily compete, grew at a CAGR of 5.2% from $1.4 billion of sales in 1996 to $2.0 billion in 2003. The semi-custom cabinet market is expected to grow at a CAGR of 6.9% from 2003 to 2008.

   SPA INDUSTRY

      According to our estimates, the combined U.S. and Canadian spa industry had approximately $1.15 billion of sales in 2002, up from $1.0 billion in 1998, representing a CAGR of approximately 3.6%. In 2003, the industry experienced a 14.3% decline in sales due in part to the U.S. involvement in the war with Iraq, a decrease in consumer discretionary spending and poor weather conditions. We expect consumer trends and demographics to drive future growth in the spa industry of 3-5% annually.

   GENERAL INDUSTRY DRIVERS

      The broad drivers of demand for the bathroom fixture and kitchen cabinetry industries in the U.S. and Canada include consumer confidence, availability of credit, housing sales, new housing starts and general economic cycles. Historically, demand for remodeling products has typically been less sensitive to these factors than new home construction. Demand for bathroom and kitchen remodeling and new construction projects is driven by a number of favorable trends, including (1) the increasing size of new U.S. homes from an average of 1,785 square feet in 1985 to an average of 2,330 square feet in 2003, and the trend towards a greater number of bathrooms per home and increased kitchen size;
(2) the aging of the domestic housing stock, with the median home age in the U.S. increasing from 23 years in 1985 to 32 years in 2002; and (3) the overall growth in disposable income among the aging baby boomer population that favors "cocooning" at home, which is a trend that also drives spending on home renovations and demand for new spa purchases.

OUR COMPETITIVE STRENGTHS

      We believe that our competitive strengths include the following:

   LEADING MARKET POSITIONS

      We estimate that we are the number one manufacturer and distributor of bathtubs and showers in Canada and the third largest in the U.S. In the combined U.S. and Canadian bathtub and shower fixtures market, we estimate that our market share for our core product categories (bathtubs, whirlpools, showers and bathtub/shower surrounds) was approximately 15% in fiscal year 2005. Based on our estimates, this would make us the second largest player in our product categories in a generally fragmented industry. In Canada, we estimate having a current market share of approximately 40% in our core product categories. We are also a leading North American spa producer.

      We believe that we face limited exposure to imports due to the high shipping costs associated with the bulky dimensions of our products, the short lead times demanded by our customers, the semi-custom nature of our products and the relatively low domestic labor content associated with their production. Furthermore, as a result of environmental legislation, new permits to produce gelcoat and acrylic products have become increasingly difficult to obtain, thus benefiting established gelcoat and acrylic bathtub manufacturers such as our company.

   POSITIONED IN THE MOST ATTRACTIVE MARKET SEGMENTS

      We focus almost exclusively on the residential housing market, in which approximately 65% of total U.S. bathroom fixture sales in 2003 were generated. Historically, approximately 65% of industry-wide sales have been generated from the remodeling market, which has generally been the most stable segment of the residential housing market. In this respect, we believe that our net sales are generally consistent with those of the industry and, as a result, we believe our sales are more resistant to economic swings and cycles than sales associated with new home construction. Our products are primarily in the bathtub and shower fixtures category, which is expected to grow in the U.S. at a CAGR of 3.4% from 2003 to 2013, as compared to 2.5% for all other bathroom fixture products. Specifically, our products compete in the acrylic and gelcoat bathtub and shower fixtures segments. Acrylic and gelcoat bathtub sales are expected to grow at a CAGR of 3.1% and 3.0%, respectively, from 2003 to 2013, as compared to a CAGR of 2.5% for all other bathtub materials over the same period.

   NORTH AMERICAN MANUFACTURING FOOTPRINT AND STRONG FOCUS ON LOGISTICS

      With 22 manufacturing facilities strategically located in the U.S. and Canada, we are one of only two manufacturers capable of producing both acrylic and gelcoat bathroom fixture products across North America. Given the fragmented nature of the bathroom fixtures industry, our broad footprint allows us the opportunity to compete and gain share from regional players by leveraging our scale and established relationships with our larger customer accounts in the U.S. and Canada. With such a broad footprint, we are also able to optimize our logistics. Because of the bulky nature of our products, transportation costs (approximately 7% of our gross sales in fiscal year 2005) and delivery times are important factors that affect profitability, pricing and customer service. As a result, we operate under a "circle of profitability" philosophy, whereby the parameters for distribution are determined by the distance and resulting freight costs involved, as well as the dimensions of the particular product being shipped. We believe our emphasis on logistics, our just-in-time manufacturing strategy and our footprint across North America enable us to lower shipping costs, reduce required inventory investment and increase the quality and consistency of our service. Our recent success in reducing our overall delivery time to an estimated average of five business days for bathroom fixture sales exemplifies our commitment to efficiency and customer service.

   BROAD, INNOVATIVE PRODUCT OFFERING

      We manufacture and distribute a broad range of bathroom fixtures, kitchen cabinetry and spas, including the widest offering of bathtubs, whirlpools and showers in the industry. We believe we have differentiated ourselves from our competitors by introducing products with attractive and distinctive features, including a strong focus on quality, comfort and ergonomic design. This emphasis is reflected in such products as the Moonlight(R) bathtub, the Stamina(R) shower, Signature Kitchen Cabinets by Jean-Claude Poitras(TM), Opulence(TM) shower doors and medicine cabinets, and MAAXIM Series(TM) spas with powerful jets. In addition, our ability to consistently develop new, innovative products has enabled us to both strengthen our product line in existing categories and enter new business segments. Examples of unique product innovations include the only True Whirlpool(R) bathtub, the Galvalume(R) Steel sub structure, and an Integrated Energizing System for our high-end shower line. To ensure that these new products meet customer needs and internal profitability thresholds under our new product development initiative, teams of product managers, designers, engineers, sales managers and communication specialists track a project from idea to market. In addition, our research and development department runs one of the few laboratories in North America that is Underwriters Laboratories Inc. ("UL(R)") compliant, which allows for in-house testing under UL(R) and thus enables product introductions within a shorter timeframe than many of our competitors can achieve.

   MULTI-CHANNEL DISTRIBUTION NETWORK COMPLEMENTED BY A CHANNEL-SPECIFIC PRODUCT OFFERING

      Our broad distribution network of over 3,200 customers encompasses bathroom wholesalers and showrooms (approximately 52% of net sales in fiscal year 2005), retailers (approximately 32% of net sales in fiscal year 2005) and specialty retailers (approximately 16% of net sales in fiscal year 2005). Sales to our extensive wholesaler, showroom and specialty retailer distribution network, including companies such as Ferguson (Wolseley) and EMCO, are driven by our diverse, high quality product offerings and our commitment to customer service. Our home center channel, which includes such customers as Home Depot and Menards, thrives on a broad product offering that features style, affordability and ease of installation. Each of our distribution channels is targeted with distinct sub-brands and high quality, value-added products at appropriate price points. By offering a differentiated set of products in each distribution channel, we enable our customers to enjoy higher margins since their customers cannot readily compare products across channels. This has helped us build strong customer loyalty. As testament to this strategy, our relationships with each of our top 10 customers average a decade or more, with some, including our relationship with Home Depot, extending more than 15 years.

   DEMONSTRATED GROWTH AND CASH FLOW GENERATION

      We have demonstrated consistently strong growth in revenue, cash flow and earnings. Over the past three fiscal years, net sales have grown at a CAGR of 13.6%. With generally low working capital requirements, we expect to continue generating considerable cash flow that can be used to service debt. In addition, we invested over $125 million in our three business lines in the form of capital expenditures from 1998 to 2005. As a result, we have increasingly benefited from operating leverage and expect to continue to do so as we grow organically in the future.

   EXPERIENCED AND COMMITTED MANAGEMENT TEAM

      We have built a strong, results-oriented and talented senior management team. Management is led by Andre Heroux, President and Chief Executive Officer. Mr. Heroux joined MAAX Inc. in 1999 as Vice President, Operations and was promoted to Chief Operating Officer later that year. He became our President and Chief Executive Officer in 2001. Our management team is comprised of senior managers with many years of experience building the business, augmented by highly qualified personnel who have been recruited selectively in recent years to strengthen the team. Management has a strong track record of execution, including transforming our company into a market-driven organization that is focused on developing new opportunities for increased cash flow generation and growth. Furthermore, our management team owns approximately 7.7% of MAAX Holdings' equity interests, including fully vested rollover options and certain options granted to Mr. Heroux, with the opportunity to significantly increase this ownership stake through MAAX Holdings' stock option plan.

OUR STRATEGY

   INCREASE MARKET SHARE AND IMPROVE PRODUCT MIX

      We seek to increase our market share across all of our geographic markets. With an estimated current market share of approximately 40% in our core product categories in Canada, we intend to continue as the market leader by leveraging our brand and scale. In North America, we intend to grow share by (1) leveraging our experience and deep relationships in the Canadian market, (2) utilizing our recently expanded wholesale and showroom distribution platform, our extensive manufacturing footprint and our national sales capabilities in the U.S. and Canada to increase sales of our higher end products, and (3) continuing to enhance our customer service capabilities by using our large fleet of trucks and our just-in-time manufacturing strategy to improve delivery times and overall customer satisfaction. In addition, we seek to improve our product mix by continuing to develop innovative, value-added and high margin products for our customers. Finally, we recently completed our "One-Stop-Shop" approach in Canada, which enables customers to order a full bathroom product line from one distribution center location with a single purchase order, delivery and invoice. In the U.S., we are gradually implementing the same "One-Stop-Shop" approach and we expect it to be completed in 2006. This unique system is expected to provide our customers with cost savings and improved efficiency, and increase our market share.

   CONTINUE TO PURSUE OPERATIONAL EFFICIENCIES AND MAINTAIN LOW COST BASE

      We intend to continue to pursue operational efficiencies by leveraging the enhanced scale provided by our past acquisitions, which has already led to improved purchasing terms, greater sourcing of less expensive foreign raw materials and increased use of automation and robotics for certain manufacturing facilities. Under our Quality Control Program, we have implemented a structure to standardize the procedures for each of our product lines in accordance with the standards established for each of our distribution networks. By increasing uniformity and adherence to best practices at each production facility, we have already achieved an improvement in our gross margins and intend to realize further improvement. Helping to guide these efforts is Arthur Byrne, our non-executive Chairman of the Board and an Operating Partner of J.W. Childs Associates, L.P., who is a renowned expert in lean manufacturing.

   LEVERAGE MAAX BRAND

      We have adopted a master branding strategy based on the MAAX(R) name and its reputation for high quality, innovation and style. We have focused on creating a recognizable "brand name" that serves as an umbrella for a variety of sub-brands within each of our product lines and each distribution network that caters to specific consumer preferences. As part of this initiative, certain brands have been eliminated and our overall product offering has been streamlined to better target and penetrate our core market segments. We aim to further leverage the strength of the MAAX(R) brand to sell our products in new markets and facilitate new product introductions.

   GROW PROFITABLY THROUGH SELECTIVE ACQUISITIONS

      Given the fragmented nature of the markets in which we operate, as well as our proven track record of integrating businesses, we may continue to supplement our internal growth with selective strategic acquisitions. An area of focus may be expansion of our bathroom product line into certain geographic regions in the U.S., enabling us to pursue further opportunities to build scale.

   BATHROOM PRODUCTS

      Our bathroom products include bathtubs, showers, whirlpools and bathtub/shower surrounds as well as bathtub and shower doors and bathroom furniture, including medicine cabinets and mirrors. These bathroom fixture products are positioned primarily towards the mid- to high-end of the market. Our bathtubs and showers are available with air jets, whirlpool massage systems and/or steam systems. Other available features include the patented Thermo-Acoustic system, which reduces noise and vibration normally associated with bathing massage systems, and the Audiomax(R) music system. We are also one of the few manufacturers to offer an optional "pre-plumb" shower system, marketed under the name MAAX IES(R).

      Our bathtub, shower and whirlpool product lines are manufactured using acrylic, gelcoat or thermoplastic products. Our whirlpool massage systems are factory assembled with most parts supplied by third parties. Our bathtub and shower doors are manufactured using tempered glass and aluminum, which are increasingly being imported from sources in China. Our medicine cabinets are made from steel, aluminum, mirrors and glass and our bathroom furniture is manufactured using the same raw materials as our kitchen cabinetry products, as described below. As part of our recent streamlining initiative towards a single MAAX-focused branding strategy, all of our bathroom fixture products are sold under the MAAX(R) brand name, with sub-brands supporting the particular products sold to customers within each distribution network. See "-- Sales, Marketing and Distribution" for a full list of bathroom fixture brand names.

   KITCHEN CABINETRY

      Our cabinetry products are primarily "semi-custom" and produced on a "made-to-order," "just-in-time" basis using wood and particleboard. Significant price differentiation is evidenced by the price of "stock" cabinets, which can cost as little as one-third of the cost of "semi-custom" products. "Semi-custom" products have a broader selection of door and drawer styles, sizes, finishes and accessories than "stock" cabinets, while fully "customized" cabinetry is made to customer specifications. Cabinets are also divided into face frame and frameless categories across all levels of customization. Face frame cabinets, which are more common in the U.S. market, have door hinges attached to a rectangular frame in front of the cabinet box. On frameless cabinets, the focus of our business, the door hinges are mounted inside the cabinet box. Frameless cabinets, which are generally considered to be more European in style, are popular in Canada and primarily serve a niche, high-end market in the U.S. Frameless cabinets have shorter lead times for production than face frame cabinets.

      Our cabinet products are marketed under three brand names: MAAX Collection(TM), Cuisine Expert(R) by MAAX and Express Kitchen(R). The MAAX Collection(TM) products are mid- to high-end "semi-custom" kitchen cabinets and bathroom vanities. The Cuisine Expert(R) by MAAX line consists of mid- to high-end "semi-custom" kitchen cabinets and Express Kitchen(R) provides our "stock" cabinet offering.

   SPAS

      Our spa products category encompasses all operations related to the manufacture of spas and uses the same basic raw materials as our bathroom fixture products. Our spa products are marketed under the names Coleman Spas(R) by MAAX, Elite Spas(R) by MAAX, Nahanni(TM) Spas and Savannah Spas(R). The Coleman Spas(R) by MAAX line consists of mid- to high-end products produced by us under a license from The Coleman Company Inc. for the use of the trademark Coleman(R) and certain other trademarks. The Elite Spas(R) by MAAX sub-brand produces low- to high-priced spas, the Nahanni(TM) Spas sub-brand produces low to mid-priced spas and the Savannah Spas(R) sub-brand produces low-priced spas.

                          NET SALES PRODUCT CATEGORY(1)

                                                                                       COMBINED PERIODS
                                                                                FROM MARCH 1, 2004 TO JUNE 3,
                                                                                           2004 AND
                                                                                 JUNE 4, 2004 TO FEBRUARY 28,
                          FISCAL YEAR ENDED 2003       FISCAL YEAR ENDED 2004                2005
                         ------------------------    -------------------------  ------------------------------
                          U.S.   CANADA  OVERSEAS     U.S.   CANADA   OVERSEAS    U.S.      CANADA   OVERSEAS
                         ------ -------- --------    ------ --------  --------  --------   --------  ---------
                                                        (DOLLARS IN MILLIONS)
Bathroom Products.....   $222.2 $   92.5 $   10.7    $278.5 $  105.9  $   16.3  $  275.8   $  124.4  $    19.2
Kitchen Cabinetry.....     24.1     10.4       --      28.5     12.3        --      30.5       13.5         --
Spas..................     48.6     13.3      0.4      39.9     13.3       1.0      37.4       17.0        2.1
                         ------ -------- --------    ------ --------  --------  --------   --------  ---------
  Total...............   $294.9 $  116.2 $   11.1    $346.9 $  131.5  $   17.3  $  343.7   $  154.9  $    21.3
                         ====== ======== ========    ====== ========  ========  ========   ========  =========

----------
(1) Net sales by product category and geographic regions set forth above are based on management's calculations derived from our audited financial statements.

MANUFACTURING

      Our manufacturing strategy is based on parameters for distribution, which are determined by the shipping distance, freight costs and the product being shipped. We operate 13 plants in the U.S., nine plants in Canada and one plant in the Netherlands. The Aker acquisition provided us with additional flexibility to reallocate production according to demand, thereby enabling us to improve reaction and delivery times, while reducing freight costs. Further, to satisfy demand for value-added products from Aker's wholesale distribution network, we converted two of our existing manufacturing facilities to produce Aker products under the MAAX Aker(R) name.

      We have also adopted other manufacturing strategies, including increased plant automation and robotics, cost-effective foreign sourcing of certain raw materials and a quality control program designed to ensure product and process standardization for each of our product lines and all distribution networks. In addition, we have implemented in Canada and are in the process of implementing in the U.S. a management network utilizing the SAP(R) management information system for our bathroom fixture products. By increasing uniformity and adherence to our set standards at each production facility, we believe we will increasingly be able to produce uniform products from the various plants and continue to realize improved gross margins per plant.

      Critical to the manufacture of high quality products is the collaboration of our research and development team with external suppliers to develop raw materials with characteristics yielding products meeting the highest standards of resistance, durability and finish. Raw materials required to manufacture our products include resin, polyester, fiberglass, acrylic, thermoplastic, aluminum, steel, tempered glass, wood and particleboard, pumps, accessories and packaging materials. We purchase resin and polyester from various suppliers in both Canada and the U.S. Some resins are used to manufacture ABS or other thermoplastic sheets and thermoplastic injected components. Fiberglass is purchased from a single supplier, but other suppliers are available. Three manufacturers supply us with acrylic and other thermoformable sheets. There are multiple suppliers of pumps, which are manufactured in the U.S. and distributed by Canadian suppliers. Aluminum, steel and tempered glass are purchased from Canadian, U.S. and Asian suppliers. Wood is purchased primarily from local suppliers. Packaging materials are supplied locally.

SALES, MARKETING AND DISTRIBUTION

      The marketing and sales teams within each of our three business categories focus on specified distribution networks and MAAX sub-brands.

      Our bathroom fixture products are distributed to customers through three distribution networks -- wholesalers, showrooms and home centers. The customers in these three distribution networks tend to demand a different yet overlapping selection of our products, which are marketed under eleven different MAAX(R) sub-brands to target the particular customer segment.

                          PRODUCT AND CUSTOMER SUMMARY

                                                               DISTRIBUTION CHANNELS/
        MAAX SUB-BRAND                   PRODUCTS                     CUSTOMERS                   POSITIONING
        --------------                   --------              ----------------------             -----------
MAAX COLLECTION(TM)..........   Bathtubs, showers,           Wholesalers with showrooms   High-end bathroom
                                whirlpool and shower         and independent showrooms    solutions for professional
                                systems                                                   remodeling

MAAX PEARL(R)................   Whirlpool bathtubs and       Wholesalers with showrooms   Wellness bathware for
                                shower systems               and independent showrooms    active people

MAAX GENNA(R)................   Whirlpool bathtubs and       Wholesalers with showrooms   Mid-range affordable
                                shower systems               and independent showrooms    acrylic products for
                                                             (in Eastern Canada only)     younger home owners

MAAX AKER(R).................   Bathtubs, showers, tub       Wholesalers, contractors,    Premium builder line for
                                showers, whirlpool tubs,     building contractors         new home construction
                                air pools (acrylic and
                                gelcoat)

MAAX VILLA(R)................   Bathtubs, showers, tub       Wholesalers, contractors,    Competitive builder line
                                showers, whirlpool tubs      building contractors         for new home construction
                                (acrylic and gelcoat)

                                                               DISTRIBUTION CHANNELS/
        MAAX SUB-BRAND                   PRODUCTS                     CUSTOMERS               POSITIONING
        --------------                   --------              ----------------------         -----------
MAAX(R) TUB &
SHOWER DOORS.................   Tub doors, shower doors,     Wholesalers with showrooms   Mid- to high-end
                                shower shields               and independent showrooms,
                                                             glass shops

MAAX(R) MEDICINE
CABINETS.....................   Medicine cabinets,           Wholesalers with showrooms   Mid- to high-end
                                mirrors, lights              and independent showrooms

PREMIUM BY MAAX(R)...........   Bathtubs, showers,           Home Depot                   Do It Yourself Renovation
                                whirlpools, tub surrounds,
                                shower kits, laundry tubs

ADVANTA BY MAAX(R)...........   Bathtubs, showers,           Home centers other than      Do It Yourself Renovation
                                whirlpools, tub surrounds,   Home Depot
                                shower kits, laundry tubs

KEYSTONE BY MAAX(R)..........   Shower doors and medicine    Home Depot and builders      Do It Yourself Renovation
                                cabinets                     (approximately 10% of
                                                             Keystone sales)

SANINOVA(R) BY
MAAX.........................   Whirlpools, steam cabins,    Showrooms, original          Do It Yourself Renovation
                                shower bases                 equipment manufacturers
                                                             (in Europe only)

      In the U.S., we are currently focused on the implementation of a "One-Stop-Shop" supply chain approach for bathroom fixture customers in each of our distribution channels, a process that has already been implemented in Canada. This entails implementing a logistics and inventory management system that will provide customers with the ability to order multiple products from one distribution center location with a single purchase order, delivery and invoice. Our U.S. sales force is being realigned with a national orientation, and our sales force in Canada has been trained to offer our complete product offering.

      An ongoing initiative is to augment Aker's gelcoat products with our acrylic lines to create a MAAX Aker(R) wholesale brand in the U.S. for distribution through Aker's wholesale and showroom network. Aker's top tier wholesale network is being utilized to sell our higher margin product categories, such as Collection(TM) bathtub units, Pearl(R) whirlpools, MAAX(R) shower doors and MAAX(R) medicine cabinets and provides us with a cross-selling opportunity.

      To enhance our market coverage and leverage our brand equity, we market our cabinet products under three brand names: MAAX Collection(TM), Cuisine Expert(R) by MAAX and Express Kitchen(R). The MAAX Collection(TM) products are sold to kitchen dealers. The Cuisine Expert(R) by MAAX line is sold to Home Depot in Canada and Express Kitchen(R) is sold to other home centers in Canada. We estimate that 52% of our sales are to specialty kitchen cabinet distributors and kitchen dealers and the balance of our kitchen cabinetry products are sold to home centers, including Home Depot in Canada and Reno Depot, and to building contractors for large commercial projects.

      Our spa products are marketed under our Coleman Spas(R) by MAAX, Elite Spas(R) by MAAX, Nahanni(TM) Spas and Savannah Spas(R) brand names and primarily distributed through a network of spa and pool retailers and home improvement centers. Coleman Spas(R) by MAAX are sold through backyard, pool and spa specialty retailers in the U.S., Canada and Europe. The Elite Spas(R) by MAAX sub-brand is distributed to backyard, pool and spa specialty stores and showrooms throughout North America. Primary customers of this brand are Spa Depot in the U.S. and Club Piscine and Pioneer Pools in Canada. Nahanni(TM) Spas are sold through Home Depot in Canada and are targeted toward first-time and price conscious spa purchasers.

      Our spas business, and to a lesser extent, our other businesses experience seasonal business swings, which correspond to the North American seasons. Unusually prolonged periods of cold, rain, blizzards, hurricanes or other severe weather patterns could delay or halt renovation and construction activity. Generally, sales in each of the first three quarters of our fiscal year generate a significantly greater percentage of our total annual sales as compared to the fourth quarter of our fiscal year. This seasonality requires that we manage our cash flows over the course of the year.

      Our marketing unit is comprised of approximately 30 employees. Individual marketing teams within the marketing unit prepare and review annual marketing plans by channel of distribution with objectives and an action plan for each brand. Each team operates autonomously with support from corporate marketing, which assists in defining our global marketing strategies and direction. Each marketing team oversees market analysis, sector strategies and new product planning, and develops sales programs and monitors profitability with our sales force.

      In conjunction with our brand consolidation initiative, we have completed a consolidation of our sales force to provide national sales coverage in the U.S. and Canada through our own sales force and a combination of external agency sales representatives. Our sales representatives have been placed in most key regions in the U.S. and Canada, based on customer demand, and have been trained to market to their customers our full product offering. Business plans are prepared by region, distribution network and major customer.

      Our products are sold by our sales force or by external agency sales representatives, depending upon the region of distribution. We distribute our products through our own sales force in most provinces of Canada. In the U.S., sales agencies are used within each of the business sectors. Generally, these sales agencies employ 5-10 representatives, each of whom is responsible for covering two or three states. These sales agencies are not permitted to sell products that compete directly with our products.

                                           SALES FORCE BREAKDOWN BY PRODUCT CATEGORY AS OF FEBRUARY 28, 2005
                                  -----------------------------------------------------------------------------------
                                           BATHROOM                    CABINETRY                      SPAS
                                  --------------------------    -------------------------   -------------------------
                                  U.S.     CANADA      TOTAL    U.S.    CANADA      TOTAL   U.S.    CANADA      TOTAL
                                  ----     ------      -----    ----    ------      -----   ----    ------      -----
MAAX Sales Managers..........       18          6         25(2)    1         2          3      2         2          4
MAAX Sales Representatives...       --         23         23       1        11         12      4         3          7
Sales Agencies...............       48          7         55       7         1          8      3         3          6
Agency Representatives.......      490         16(1)     507(2)    8         1          9      5        25         30

----------
(1) Agency representatives for provinces of Newfoundland, Manitoba and Saskatchewan.

(2)   One sales manager and one agency representative are in Europe.

      Our sales representatives are compensated through a base salary and potential bonus, based upon achievement of certain sales growth, product mix and margin targets. Sales agency representatives receive commission-based compensation.

RAW MATERIALS AND SUPPLIERS

      We purchase a broad range of raw materials and components throughout the world in connection with our manufacturing activities. Major raw materials and components include resin, polyester, fiberglass, acrylic, thermoplastic, aluminum, steel, tempered glass, wood and particleboard, oil, pumps, accessories and packaging materials. Our policy is to maintain, wherever possible, alternate sources of supply for our important raw materials and components and, consequently, we are not dependent on a single supply source for any raw material or component. The raw materials and components required for our manufacturing operations have been generally readily available.

COMPETITION

   BATHROOM

      We are a leading player in the North American bathtub and shower segment, with a leadership position in the Canadian market and a number three position in the U.S. In the combined U.S. and Canadian bathtub and shower fixtures market, we estimate that our market share for our core product categories (bathtubs, whirlpools, showers and bathtub/shower surrounds) was approximately 15% in fiscal year 2005. This made us the second largest player in these product categories in a generally fragmented industry. Our share of fiscal year 2005 Canadian sales in our core product categories is estimated to be approximately 40%. Our market shares are higher in the geographic regions where we have had a longer historical presence.

      We compete against a large number of companies in the bathroom industry including several multinationals, such as Kohler, American Standard, Jacuzzi Brands, Lasco (a division of Tomkins Plc) and the Aquaglass, Mirolin and ASB divisions of Masco. We believe that our innovative product design, the efficiency of our distribution network and our high level of customer service set us apart from our competitors. In addition, through our broad North American footprint, we offer a full range of bathroom fixture products, kitchen cabinetry and spas to our customers. Our customers are able to enjoy the convenience of coordinating with a single supplier.

      We believe that the quality, price and value of our products, their design, our development of new technologies through research and development, and our strategic expansion across the U.S. and Canada provide us with a competitive edge in the bathroom fixtures market. Market trends indicate sustained growth in demand for our core products, and we believe our broad, innovative product offering will enable us to take advantage of this projected increase in demand.

   CABINETRY

      In the highly fragmented U.S. cabinet industry, there are several large and hundreds of smaller competitors, with the top four participants, Masco, Fortune Brands (MasterBrand Cabinets, Omega, Schrock), American Woodmark and Elkay, accounting for approximately 34% of industry sales. Other competitors include Norcraft, Republic National, Armstrong, Cardell and Wood-Mode brands. Kitchen and Bath Business estimates that we are the 25th largest cabinet manufacturer in North America with a 0.3% share of overall industry sales in 2003.

      The cabinet industry's largest players made numerous acquisitions in recent years in order to serve larger accounts, broaden product lines and price points and expand and diversify distribution networks. Consolidation is expected to continue given the largely fragmented nature of the industry.

      Competition in the cabinet sector focuses on service, product styling and performance, quality and delivery times. Customers tend to be less sensitive to price, resulting in strong margins in the sector.

Brand awareness and loyalty play a key role given the high degree of product differentiation among manufacturers. We believe our focus on delivering high quality, innovative products, manufactured at our automated Laval, Quebec facility and marketed through our broad, well-located dealer network will allow for continued growth by capturing increased regional demand.

   SPAS

      We are a leading North American spa manufacturer with an estimated 5% share of industry sales in the combined U.S. and Canadian spa market. The industry remains highly fragmented with over 100 spa manufacturers in North America. The majority of our competitors are small regional suppliers who individually hold less than 2% of the spa market. Our leading competitors are Jacuzzi Brands, Watkins Manufacturing (a division of Masco) and Cal Spas. We produce and market Coleman Spas(R) by MAAX, under a license from The Coleman Company Inc., and Elite Spas(R) by MAAX to specialty retailers, as well as Nahanni(TM) Spas to Home Depot. We manufacture spas out of two strategically located facilities in Beamsville, Ontario and Chandler, Arizona.

RESEARCH AND DEVELOPMENT

      Our research and development team focuses on the manufacturing process and product design in order to develop innovative products using the latest technology. We also work with our suppliers to develop raw materials with characteristics meeting the highest standards of resistance, durability and finish. In addition, we have implemented an automation program for certain manufacturing plants.

      We operate five research and development centers, the largest located in Sainte-Marie, Quebec. We have a product development team dedicated exclusively to designing and developing our product lines. These employees work in collaboration with the sales and marketing departments to develop new products and products that are complementary to existing product lines.

      In recent years, we have developed several new products, including whirlpools, showers, spas and kitchen cabinetry models. We spend approximately 0.6% of our consolidated net sales on research and development annually. In April 2004, we launched the Urban(R) minimalist bathroom series, a full product line including bathtubs, showers, massage systems, medicine cabinets and lighting with uptown style and ultra-modern design.

      All of our bathtubs, showers, whirlpools and spas are certified by at least one of the following certification organizations: CSA(R), UL(R), IAPMO(R), ULI, ETL(R), WARNOCK HERSEY, USTC(R), NAHB and ANSI(R). We are one of the few laboratories in North America that is UL(R) compliant, which allows for in-house testing under UL(R) and thus enables product introductions within a shorter time-frame than many of our competitors.

INTELLECTUAL PROPERTY

      We use a broad range of trademarks, of which approximately 145 are registered or pending registration in the U.S., Canada, Europe, Taiwan and Thailand. We believe that certain trademarks including MAAX(R) are of material importance to our product lines. We also own approximately 65 patents and industrial designs, registered or pending registration in the U.S., Canada and Europe. Although protection of our patents and related technologies is an important component of our business strategy, none of the individual patents is material to our business.

      In addition, we have a license from The Coleman Company Inc. for use of the mark Coleman(R) and certain other trademarks in association with our spa and related products that expires in October

2008. We also have a license from Altura Leiden Holding B.V. for use of a shower enclosure patent, which expires in September 2006.

ENVIRONMENTAL MATTERS

      Our operations are subject to extensive Canadian (federal, provincial and local), U.S. (federal, state and local) and foreign environmental laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation and discharge of contaminants or regulated materials or substances into the environment. Permits are required for certain of our operations, and these permits are subject to revocation, modification and renewal by issuing authorities. Non-compliance with applicable requirements may result in civil, administrative or criminal enforcement action that may entail damages, fines, costs or the entry of injunctions, or all of the preceding. For example, we received a summons from the Ontario Court of Justice alleging violation of permitting and air emission requirements, relating to styrene and odors, under the Environmental Protection Act (Ontario) and regulations adopted thereunder at our facility in Beamsville, Ontario. We have resolved this matter and paid a fine equal to C$37,500. Aside from this matter, which is settled and closed, we believe we are in substantial compliance with applicable environmental requirements.

      We may also incur liability and costs for investigation and clean-up of soil or groundwater contamination on or emanating from currently or formerly owned and operated properties, or at offsite locations at which we have disposed or arranged for disposal of contaminants or regulated materials where we are identified as a responsible party. For example, an investigation conducted at our facility in Tring-Jonction, Quebec, revealed soil and groundwater impacts relating to former gasoline and heating oil tanks onsite. Although no assurance may be made, and the investigation is not complete, we do not expect the soil and groundwater impacts at Tring-Jonction, which we are in the process of addressing, to require expenditures that will have a material adverse effect on our results of operation or financial condition.

      We also do not expect the costs to comply with existing environmental laws and enforcement policies to be material. However, the requirements of such laws and enforcement policies have generally become more stringent over time. We might incur significant capital and other costs to comply with increasingly stringent air emission control laws, such as the federal regulation that will become applicable to styrene air emissions at U.S. facilities, which may decrease our cash flow. Also discovery of currently unknown conditions could require responses that would result in significant liabilities and costs. Accordingly, we are unable to predict the ultimate costs of compliance with or liability under environmental laws.

C.    ORGANIZATIONAL STRUCTURE(1)

      The following chart illustrates the relationship among us, our parent company and certain of our principal subsidiaries, which are 100% owned.

                                [FLOW CHART]

--------
1 Guarantors, as designated above, are guarantors of MAAX Corporation's notes and senior secured credit facility.

2 MAAX Holdings issued $170,689,000 principal amount at maturity of 11.25% senior discount notes due 2012. The senior discount notes are the obligation of MAAX Holdings, are not guaranteed and not secured.

D. PROPERTY, PLANTS AND EQUIPMENT

      The location, primary use, approximate square footage and ownership status of our principal properties as of February 28, 2005 are set forth below:

                                                               APPROXIMATE
           LOCATION                    PRINCIPAL USE         SQUARE FOOTAGE   OWNED/LEASED      PRODUCT CATEGORY
           --------                    -------------         --------------   ------------      ----------------
CANADA
Montreal, Quebec...............  Principal Office                   8,000     Leased            Corporate
Anjou, Quebec..................  Warehouse/Factory/Offices        110,000     Leased            Bathroom
Sainte-Marie, Quebec...........  Warehouse/Factory/Offices        262,015     Owned*            Bathroom
Tring-Jonction, Quebec.........  Warehouse/Factory/Offices        107,910     Owned*/Leased     Bathroom
Lachine, Quebec................  Warehouse/Factory/Offices        263,270     Leased            Bathroom
Airdrie, Alberta...............  Factory/Offices                   40,220     Owned*            Bathroom
Armstrong, British Columbia....  Warehouse/Factory/Offices         73,791     Owned*            Bathroom
Beamsville, Ontario............  Factory/Offices                   78,800     Leased            Spas
Surrey, British Columbia.......  Offices                              794     Leased            Bathroom
Laval, Quebec..................  Warehouse/Factory/Offices        236,950     Owned*            Kitchen Cabinetry
Cookshire, Quebec..............  Warehouse/Factory/Offices         35,700     Owned             Kitchen Cabinetry

EUROPE
Heinenoord, Netherlands........  Warehouse/Factory/Offices        183,920     Owned             Bathroom

UNITED STATES
Valdosta, Georgia..............  Warehouse/Factory/Offices        142,700     Owned*/Leased     Bathroom
Bremen, Indiana................  Warehouse/Factory/Offices        133,270     Owned*            Bathroom
Marion, Iowa...................  Warehouse/Factory/Offices         42,850     Owned/Leased      Bathroom
Minneapolis, Minnesota.........  Warehouse/Factory/Offices         97,302     Owned*/Leased     Bathroom
Bellingham, Washington.........  Warehouse/Factory/Offices         65,000     Owned*            Bathroom
Plymouth, Indiana (2 plants)...  Warehouse/Factory/Offices        238,000     Owned*/Leased     Bathroom
Martinsburg, West Virginia.....  Warehouse/Factory                169,170     Owned*            Bathroom
Riviera Beach, Florida.........  Warehouse/Factory/Offices         41,000     Leased            Bathroom
Ontario, California............  Warehouse/Factory/Offices        124,850     Leased            Bathroom
Warminster, Pennsylvania.......  Warehouse/Factory/Offices         58,000     Leased            Bathroom
Southampton, Pennsylvania......  Factory/Offices                   61,800     Leased            Bathroom
Bensalem,
    Pennsylvania**.............  Warehouse                         12,000     Leased            Bathroom
East Hanover,
    New Jersey**...............  Warehouse                          3,200     Leased            Bathroom
Lakewood,
    New Jersey**...............  Warehouse                          5,400     Leased            Bathroom
Claymont, Delaware**...........  Warehouse                          3,200     Leased            Bathroom
Chandler, Arizona..............  Factory/Offices                   83,100     Owned*            Spas

DISTRIBUTION CENTERS
Airdrie, Alberta...............  Warehouse/Offices                 39,800     Leased
West Berlin, New Jersey........  Warehouse/Offices                 21,000     Leased
Elk Grove, California..........  Warehouse/Offices                 20,600     Leased

-----------------

*     Property mortgaged under our senior secured credit facility.

**    Part of the Southampton, Pennsylvania facility.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this Annual Report.

OVERVIEW

      We are a leading North American manufacturer and distributor of bathroom fixtures. Our revenues are derived primarily from the manufacture and sale of bathroom fixtures, kitchen cabinetry and spas for the residential housing market in North America. We currently operate 23 strategically located manufacturing facilities, including 13 in the U.S., nine in Canada and one in the Netherlands. We sell our products through a diverse set of distribution channels across the U.S. and Canada, including wholesalers, showrooms, specialty retailers and home centers. We manufacture and sell, primarily in the U.S. and Canada, with a small presence in Europe, Asia and the Middle East, a broad range of products, including a wide selection of bathtubs, whirlpools, showers, kitchen cabinetry and spas.

HISTORY

      On March 10, 2004, certain entities formed by our Sponsors entered into a merger agreement to acquire MAAX Inc., pursuant to which two of our wholly-owned subsidiaries amalgamated with MAAX Inc. on June 4, 2004. In connection with the amalgamation, excluding acquisition costs amounting to approximately $30 million, the shareholders and optionholders of MAAX Inc. received an aggregate of approximately $410.0 million. In addition, certain assets and liabilities of MAAX Inc. were reorganized and consolidated into several direct and indirect subsidiaries. Upon consummation of the amalgamation, Beauceland Corporation acquired MAAX Inc. and its direct and indirect subsidiaries. Beauceland Corporation did not have any operating activities prior to June 4, 2004.

      Concurrently with the consummation of the transactions, our Sponsors, certain consultants and members of management made a cash investment in MAAX Holdings of approximately $133.7 million. In addition, certain members of management exchanged a portion of their MAAX Inc. stock options for stock options of MAAX Holdings, with a fair value of approximately $2.7 million as of the closing date. We also entered into a senior secured credit facility, consummated the offering of the notes and refinanced substantially all existing indebtedness of MAAX Inc. and its subsidiaries in the amount of approximately $373.8 million.

      As a result of the consummation of the June 2004 Transactions, our aggregate level of debt increased significantly and therefore our interest expense and the amortization of deferred financing costs will have a negative impact on our future results of operations. The impact of such increased interest expense and amortization of deferred financing costs on a pro forma basis for certain historical periods is reflected in our unaudited pro forma financial data.

      Our financial statements are presented in U.S. dollars. Our predecessor company prepared its financial statements in Canadian dollars. Beginning with our 2005 fiscal year, we adopted the U.S. dollar as our financial reporting currency. Accordingly, financial statements are presented in U.S. dollars and the reporting currency of previous years has been changed.

      Prior to the consummation of the June 2004 Transactions, MAAX Inc. had two operating segments: (1) bathroom and kitchen and (2) spas. Beginning as of March 1, 2004, we assessed our business activities in three operating segments: bathroom, kitchen and spas and we have recast our comparative figures to conform with our new definition of our operating segments.

   AKER ACQUISITION

      In October 2002, we acquired all of the outstanding capital stock of Aker for an aggregate purchase price of $80.4 million, including $66.4 million paid in cash and $14 million paid in notes bearing interest at a rate of 3%, payable over a three-year period. The notes were prepaid on June 3, 2004. We have remaining payments for deferred compensation of approximately $0.5 million. At the time Aker was acquired, it was reportedly the third largest manufacturer of gelcoat bathroom products in the U.S. with sales of approximately $77 million for the twelve months ended September 2002, generated from three manufacturing facilities and a distribution network consisting exclusively of wholesaler and showroom channels.

CRITICAL ACCOUNTING POLICIES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that the following are some of the more critical areas requiring the use of management estimates.

   GOODWILL

      We evaluate goodwill for impairment on at least an annual basis and whenever events or circumstances indicate that the carrying amount may be less than the fair value. Impairment testing of goodwill is performed at our bathroom and kitchen and spas business unit levels. The test involves two steps, the first of which is comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which we establish based on projected discounted future cash flows of the unit using a discount rate reflecting our average cost of funds. If the carrying amount of the reporting unit exceeds its fair value, a second test is performed to measure the amount of the impairment. The second test to measure the impairment of goodwill allocates the fair value determined in the first step to all assets and liabilities of the reporting unit and establishes the residual value of goodwill which is then compared to the carrying value. Any excess of carrying value of the goodwill over the "fair value" is considered impaired and written-off.

      In our determination of the impairment of goodwill, we base our estimates used in preparing the discounted cash flows on historical operations and a projection of future operations that includes various assumptions that we believe to be reasonable under the circumstances. The assumptions made by management require a high degree of judgment and are inherently imprecise as such assumptions relate to future facts. Actual results may differ from these estimates. Furthermore, under different economic conditions, management would likely make different assumptions which could result in a different fair value estimate.

   WARRANTIES

      Products sold are generally covered by a warranty for periods ranging from one to ten years. At the time of sale, we accrue a warranty reserve for estimated costs to provide parts or services to satisfy warranty obligations. Our estimate of costs to service warranty obligations is based on our own historical experience and our expectation of future conditions. To the extent we experience changes in warranty claim activity or costs associated with servicing these claims, our warranty accrual will be adjusted accordingly.

   INCOME TAXES

      We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Upon determination that we will not be able to realize all or part of our net deferred tax assets in the future, a corresponding charge to income is accounted for in the period such determination is made. Likewise, should we determine that we will be able to realize our deferred tax assets for an amount in the future in excess of our net recorded amount, an adjustment to decrease the valuation allowance is recorded which would increase net income in the period such determination is made. The evaluation of the need for a valuation allowance against the deferred tax asset requires significant judgment on the part of management, particularly as it relates to future sources of taxable income.

   ALLOWANCE FOR DOUBTFUL ACCOUNTS

      We estimate the net collectability of accounts receivable, considering both historical and anticipated trends of trade deductions and returns taken by our customers and the possibility of non-collection due to the financial position of our customers. We regularly monitor credit risk exposure of our customers and take steps to mitigate the risk of loss.

   PROVISION FOR OBSOLETE INVENTORY

      We try to manage our inventory level taking into account anticipated sales and current market trends. We set up adequate provisions when we believe that we will not be able to realize the value of our inventory.

A.    OPERATING RESULTS

      The following table sets forth our results of operations for the periods indicated and the percentage of net sales represented by the respective financial line items.

                                                           PREDECESSOR                           SUCCESSOR
                                        -------------------------------------------------    -----------------
                                                FISCAL YEAR ENDED
                                        --------------------------------
                                                                             PERIOD FROM        PERIOD FROM
                                          FEBRUARY 28,      FEBRUARY 29,     MARCH 1 TO        JUNE 4, 2004 TO
                                              2003              2004        JUNE 3, 2004     FEBRUARY 28, 2005
                                        ---------------   --------------    -------------    -----------------
                                                                (DOLLARS IN MILLIONS)
Net sales............................   $ 422.2   100.0%  $  495.7  100.%   $143.8    100%    $376.0    100%
Cost of goods sold...................     287.8    68.2%     344.4  69.5%     98.5   68.5%     269.6   71.8%
Selling, general and administrative
  expenses...........................      76.7    18.2%      80.1  16.2%     36.6   25.4%      69.5   18.4%
Depreciation and amortization........      12.6     3.0%      15.6   3.1%      4.0    2.8%      14.1    3.7%
Interest expense.....................       4.0     0.9%       4.9   1.0%      1.3    1.0%      20.5    5.5%
Impairment of goodwill...............        --      --        4.5   0.9%       --     --         --     --
                                        -------   -----   --------  ----    ------   ----     ------   ----
Income before income taxes
  and cumulative effect of
  a change in accounting
  principle..........................      41.1     9.7%      46.2   9.3%      3.4    2.3%       2.3    0.6%
Income taxes.........................      15.7     3.7%      14.2   2.9%      1.6    1.1%       2.2    0.6%
                                        -------   -----   --------  ----    ------   ----     ------   ----
Income before cumulative effect of a
  change in accounting principle.....      25.4     6.0%      32.0   6.4%      1.8    1.2%       0.1    0.0%
Cumulative effect of a change in
  accounting principle related to
  impairment of goodwill.............     (11.3)   (2.7)%       --    --       --      --         --     --
                                        -------   -----   --------  ----    ------   ----     ------   ----
Net income...........................   $  14.1     3.3%  $   32.0   6.4%   $  1.8    1.2%    $  0.1    0.0%
                                        =======   =====   ========  ====    ======   ====     ======   ====

      FISCAL YEAR ENDED FEBRUARY 28, 2005 COMPARED TO FISCAL YEAR ENDED FEBRUARY 29, 2004

      The financial statements for the year ended February 28, 2005 include the financial data of MAAX Inc. and all of its subsidiaries from March 1, 2004 through June 3, 2004 and our financial data from June 4, 2004 through February 28, 2005. The consolidated financial statements for the period after the consummation of the June 2004 Transactions are presented on a different cost basis than the periods prior thereto, and therefore, the two periods are not comparable. For the current income statements and cash flows comparison these periods are combined.

      Net Sales. Net sales increased from $495.7 million for the year ended February 29, 2004 to $519.9 million for the year ended February 28, 2005, an increase of $24.2 million, or 4.9%. This increase was the result of an increase in net sales of 4.6% in the bathroom sector, 8.1% in the kitchen sector and 4.1% in the spa sector. Bathroom results were impacted by the discontinuation of some of the U.S. gelcoat business in certain home improvement centers. Spa results were impacted by last year's decision to withdraw our spa products from certain home improvement centers in the United States.

      Bathroom. Net sales for the bathroom sector increased from $400.8 million for the year ended February 29, 2004 to $419.4 million for the year ended February 28, 2005, an increase of $18.6 million, or 4.6%. The increase results in part from price increases implemented during the year to compensate for increased costs of raw materials and volume growth.

      Kitchen. Net sales for the kitchen sector increased from $40.7 million for the year ended February 29, 2004 to $44.0 million for the year ended February 28, 2005, an increase of $3.3 million, or 8.1%. This increase reflects the overall strong demand for our products in this sector.

      Spas. Net sales for the spa sector increased from $54.2 million for the year ended February 29, 2004 to $56.4 million for the year ended February 28, 2005, an increase of $2.2 million, or 4.1%. This increase was due to strong sales to the Canadian retailer market and price increases implemented during the year to compensate for increased costs of raw materials.

      Cost of Goods Sold. Cost of goods sold increased from $344.4 million, or 69.5% of net sales, for the year ended February 29, 2004 to $368.1 million, or 70.8% of net sales, for the year ended February 28, 2005, an increase of $23.7 million, or 6.9%. The increase was due to non-cash expense associated with the allocation of the excess of the purchase price over the book value of MAAX Inc. in the amount of $4.7 million, volume growth, the strength of the Canadian dollar and increased costs of raw materials.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $80.1 million for the year ended February 29, 2004 to $106.1 million for the same period in 2005, an increase of $26.0 million, or 32.5%. Selling, general and administrative expenses as a percentage of net sales increased from 16.2% for the year ended February 29, 2004 to 20.4% for the same period in 2005. The February 28, 2005 results include $10.8 million of costs related to the acquisition of MAAX Inc. compared to $4.2 million in the previous year and a positive change in fair market value of derivatives of $6.3 million compared to $14.4 million in the previous year. Furthermore, a $1.5 million non-cash expense related to the new stock option program was recorded in 2005. The remainder of the increase is due to volume growth and the strength of the Canadian dollar.

      Depreciation and Amortization. Depreciation and amortization increased from $15.6 million for the year ended February 29, 2004 to $18.1 million for the year ended February 28, 2005, an increase of $2.5 million, or 15.7%. Depreciation and amortization as a percentage of net sales increased from 3.2% for the year ended February 29, 2004 to 3.5% for the same period in 2005. This increase was primarily a result of costs of $2.0 million from the acquisition of MAAX Inc. related to the allocation of the excess of the purchase price over the book value of MAAX Inc. This increase in depreciation is related to adjustments to the value of assets from the acquisition of MAAX Inc., including the value of the brand, distribution network and non-compete agreements.

      Interest Expense. Interest expense increased from $4.9 million for the year ended February 29, 2004 to $21.9 million for the year ended February 28, 2005, an increase of $17.0 million, or 346.9%. Interest expense as a percentage of net sales increased from 1.0% for the year ended February 29, 2004 to 4.2% for the same period in 2005. This increase was due to our increased indebtedness following the consummation of the June 2004 Transactions.

      Income Before Income Taxes. Income before income taxes decreased $40.5 million from $46.2 million for the year ended February 29, 2004 to $5.7 million for the year ended February 28, 2005. Income before income taxes as a percentage of net sales decreased from 9.3% for the year ended February 29, 2004 to 1.1% for the year ended February 28, 2005, principally due to the factors described above.

      Income Taxes. Income taxes decreased from $14.2 million for the year ended February 29, 2004 to $3.8 million for the year ended February 28, 2005, due to lower profitability.

      Net Income. Net income decreased from $32.0 million for the year ended February 29, 2004 to $1.9 million for year ended February 28, 2005, a decrease of $30.1 million. This decrease was a result of the items described above.

      FISCAL YEAR ENDED FEBRUARY 29, 2004 COMPARED TO FISCAL YEAR ENDED FEBRUARY 28, 2003

      Net Sales. Net sales increased from $422.2 million for the year ended February 28, 2003 to $495.7 million for the year ended February 29, 2004, an increase of $73.5 million, or 17.4%. This increase was due to inclusion of a full year of contribution by Aker and organic growth, positive impact of $15.5 million from currency fluctuation, offset in part by reduced sales from the withdrawal of our spa products from U.S. Home Depot stores and our exit from the less profitable mobile home business. On a geographical basis, U.S. net sales rose 17.7% to $347.0 million and accounted for 70.0% of consolidated sales for fiscal year 2004. Canadian sales increased by 13.1% to $131.5 million and accounted for 26.5% of total sales, supported by the 14.0% decline in the U.S. dollar, despite the negative impact of SARS, the war in Iraq and adverse weather conditions.

      Bathroom and Kitchen. Net sales for the bathroom and kitchen sector increased from $359.9 million for the year ended February 28, 2003 to $441.5 million for the year ended February 29, 2004, an increase of $81.6 million, or 22.7%. This increase was due to the inclusion of a full year of contribution by Aker and higher organic sales and the positive impact of currency fluctuations. The bathroom and kitchen sector posted a profit margin of 12.3%, up from 11.2% in fiscal year 2003.

      Spas. Net sales for the spas sector decreased from $62.3 million for the year ended February 28, 2003 to $54.2 million for the year ended February 29, 2004, a decrease of $8.1 million, or 13.0%. This decrease was due to the withdrawal of our spa products from U.S. Home Depot stores offset by the positive impact of currency fluctuations. The spas sector posted a loss margin of (15.3)%, down from a profit margin of 1.2% in fiscal year 2003.

      Cost of Goods Sold. Cost of goods sold increased from $287.8 million, or 68.2% of net sales for the year ended February 28, 2003 to $344.4 million, or 69.5% of net sales, for the year ended February 29, 2004, an increase of $56.6 million or 19.7%. This increase was due principally to costs associated with the December 2003 shutdown of our Langley, British Columbia facility, the withdrawal of our spa products from U.S. Home Depot stores, the retrofitting of our Marion and Valdosta plants to produce Aker products, as well as volume growth and the negative impact of currency fluctuations.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $76.7 million for the year ended February 28, 2003 to $80.1 million for the same period in 2004, an increase of $3.4 million, or 4.4%. Selling, general and administrative expenses as a percentage of net sales decreased from 18.2% for the year ended February 28, 2003 to 16.2% for the same period in 2004. We recorded expenses related to the December 2003 shutdown of our Langley, British Columbia facility and the withdrawal of our spa products from U.S. Home Depot stores. Selling, general and administrative expenses were impacted negatively by currency fluctuations and positively by the gain recorded on the mark to market of our foreign exchange forward contracts.

      Depreciation and Amortization. Depreciation and amortization increased from $12.6 million for the year ended February 28, 2003 to $15.6 million for the year ended February 29, 2004, an increase of $3.0 million, or 23.8%. This increase was primarily a result of Aker being included in our financial statements for a full year. Depreciation and amortization as a percentage of net sales increased from 3.0% for the year ended February 28, 2003 to 3.1% for the same period in 2004.

      Interest Expense. Interest expense increased from $4.0 million for the year ended February 28, 2003 to $4.9 million for the year ended February 29, 2004, an increase of $0.9 million, or 22.5%. These increases were the result of increased debt incurred to finance the Aker acquisition.

      Impairment of Goodwill. We incurred an impairment of goodwill charge related to our spa sector of $4.5 million for the year ended February 29, 2004 as determined in our annual test of goodwill impairment.

      Income Before Income Taxes. Income before income taxes increased from $41.1 million for the year ended February 28, 2003 to $46.2 million for the year ended February 29, 2004, an increase of $5.1 million, or 12.4%. Income before income taxes as a percentage of net sales decreased from 9.7% for the year ended February 28, 2003 to 9.3% for the same period in 2004, principally due to the factors described above.

      Income Taxes. Income taxes decreased from $15.7 million for the year ended February 28, 2003, to $14.2 million for the same period in 2004. This decrease was primarily due to the write-off of the deferred tax asset of our European subsidiary in fiscal year 2003 for which management had previously estimated that it was more likely than not that such amount would be realized.

      Income Before Cumulative Effect of a Change in Accounting Principles. Income before cumulative effect of a change in accounting principles increased from $25.4 million for the year ended February 28, 2003, to $32.0 million for the same period in 2004. This increase was primarily due to the factors described above.

      Cumulative Effect of a Change in Accounting Principles Related to Impairment of Goodwill. We recorded a cumulative effect of a change in accounting principles related to the initial adoption of the accounting standard on the impairment of goodwill of $11.3 million for the year ended February 28, 2003. The change in accounting policy related to the write-off of the goodwill of our European subsidiary.

      Net Income. Net income increased from $14.1 million for the year ended February 28, 2003 to $32.0 million for the same period in 2004, an increase of $17.9 million. This increase was a result of the items described above.

B.    LIQUIDITY AND CAPITAL RESOURCES

   GENERAL

      The Company is a wholly-owned subsidiary of MAAX Holdings. MAAX Holdings is a holding company with shareholders' equity of approximately $28.0 million as of February 28, 2005. On December 10, 2004, MAAX Holdings issued $170,689,000 principal amount at maturity of 11.25% senior discount notes due 2012, which constitutes long-term debt in the amount of approximately $112.8 million as of February 28, 2005. The repayment of the long-term debt of MAAX Holdings at maturity is subject to our ability to distribute earnings to MAAX Holdings or the ability of MAAX Holdings to issue new equity. See "-- MAAX Holdings Senior Discount Notes Due 2012" and Item 3, "Risk Factors -- Risks Related to Our Indebtedness -- Our cash flows and other assets of our subsidiaries will be needed for MAAX Holdings to make payments on its senior discount notes beginning on June 15, 2009."

      We require capital primarily to fund capital expenditures related to purchases of plant and equipment, provide working capital, meet debt service requirements and finance our strategic plans.

      Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our senior secured credit facility will be adequate to meet our future operating liquidity needs for at least the next few years. However, our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule, and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. See Item 3, "Risk Factors -- Risks Related to Our Indebtedness -- We have substantial debt and have the ability to incur additional debt. The principal and interest payment obligations of such debt may restrict our future operations and impair our ability to meet our obligations under the notes."

      Our growth and acquisition strategy may require substantial capital. Sufficient funding for such acquisitions may not be available under our revolving credit facility, and we may not be able to raise any necessary additional funds on terms acceptable to us, if at all. See Item 3, "Risk Factors -- Risks Related to Our Business -- We may not be able to identify attractive acquisition candidates, successfully integrate our acquired operations or realize the intended benefits of our acquisitions."

      We expect general and administrative expenses to increase in future periods as we continue to maintain the resources needed to establish internal controls in accordance with Section 404 of the Sarbanes-Oxley Act.

   CASH FLOWS

      Operating Activities. Cash flows from operating activities during the year ended February 28, 2005 were $24.5 million compared with $62.8 million for the same period of 2004. This decrease of $38.3 million was due to the outlay of transaction related and other non-recurring disbursements in an amount of $13.6 million, decreased net income and unfavorable timing related to income tax payments.

      Cash flows from operating activities during the year ended February 29, 2004 were $62.8 million compared with $38.4 million for the same period of 2003. This increase of $24.4 million was due to our increased profitability and a reduction in working capital through an increase of our inventory turnover.

      Investing Activities. Cash flows used in investing activities were $446.9 million in fiscal year 2005 compared with $17.1 million in fiscal year 2004. This increase of $429.8 million was due to $439.6 million related to the acquisition of MAAX Inc. and decreased capital expenditures.

      Cash flows used in investing activities were $17.1 million in fiscal year 2004 compared with $68.8 million in fiscal year 2003. The decrease of $51.7 million was due to the fact that we completed our acquisition of Aker in fiscal year 2003. Capital expenditures increased from $11.1 million to $18.8 million from activities related to building improvements and the retrofitting of two of our manufacturing facilities to manufacture Aker products.

      Financing Activities. Cash flows from financing activities in fiscal year 2005 were $424.0 million compared with a deficit of $43.8 million in fiscal year 2004. This increase was due to the consummation of the June 2004 Transactions.

      Cash flows used for financing activities for the year ended February 29, 2004 were $43.8 million compared with a $33.2 million inflow for the same period of 2003. The decrease of $77.0 million was primarily due to repayment of long-term debt assumed in fiscal year 2003 in connection with the Aker acquisition.

      Net Debt Position. Net debt, consisting of total debt less cash, amounted to $355.1 million as of February 28, 2005 compared to $369.1 million as of June 4, 2004, amounting to a $14.0 million reduction since the consummation of the June 2004 Transactions, despite a negative currency variance of $9.2 million.

   CAPITAL EXPENDITURES

      Capital expenditures decreased $9.5 million from $17.9 million for the year ended February 29, 2004 to $8.4 million for the same period of 2005. The higher expenditure levels in 2004 were attributable to the retrofitting of two of our manufacturing facilities to manufacture Aker products and the expansion of a plant located in Western Canada.

      Capital expenditures increased $7.7 million from $11.1 million for the year ended February 28, 2003 to $18.8 million for the same period of 2004. The increase was primarily attributable to building improvements in fiscal year 2004 and the retrofitting of two of our manufacturing facilities to manufacture Aker products.

   SENIOR SECURED CREDIT FACILITY

      On June 4, 2004, MAAX Corporation entered into a senior secured credit facility which we and certain of our other subsidiaries guarantee. Our senior secured credit facility provides us with up to C$50 million in available revolving borrowings. We borrowed $12 million of such amount at the closing of the June 2004 Transactions and utilized approximately $1.6 million of availability for the issuance of letters of credit to replace or "backstop" letters of credit and letters of guarantee which were outstanding prior to the consummation of the June 2004 Transactions. This borrowing of $12 million was fully repaid as of August 31, 2004, and as of February 28, 2005, we had no borrowings. Our senior secured credit facility contains financial covenants and maintenance tests, including a total leverage ratio test, an interest coverage ratio test, a fixed charge coverage ratio test and restrictive covenants, including restrictions on our ability to make capital expenditures.

   SENIOR SUBORDINATED NOTES DUE 2012

      On June 4, 2004, MAAX Corporation issued $150.0 million of 9.75% senior subordinated notes due 2012 to qualified institutional buyers in reliance on Rule 144A under the Securities Act and non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. Commencing on December 15, 2004, interest became payable semi-annually in arrears on each June 15 and December 15. The indenture governing MAAX Corporation's notes contains customary covenants which restrict and limit Beauceland Corporation's ability and the ability of its restricted subsidiaries with respect to, among other things, declaring or paying any dividends or making any, other payment or distribution on account of Beauceland Corporation's or any of its restricted subsidiaries' equity interests; purchasing, redeeming or otherwise acquiring or retiring for value any equity interests; making any payments on or with respect to, or purchasing, redeeming, defeasing or otherwise acquiring or retiring for value, any indebtedness of MAAX Holdings or any guarantor of MAAX Holdings' debt, if any; and making any restricted investments.

   MAAX HOLDINGS SENIOR DISCOUNT NOTES DUE 2012

      On December 10, 2004, MAAX Holdings issued $170,689,000 principal amount at maturity of 11.25% senior discount notes due 2012. The senior discount notes are the obligation of MAAX Holdings, are not guaranteed by Beauceland Corporation, MAAX Corporation or any of our subsidiaries and are not secured. No cash interest will accrue on the senior discount notes prior to December 15, 2008. Thereafter, cash interest on the senior discount notes will accrue at a rate of 11.25% per annum and be payable on June 15 and December 15 of each year. The first such payment will be made on June 15, 2009. The senior discount notes were issued with an initial accreted value of $644.45 per $1,000 principal amount at maturity of notes. The accreted value of each senior discount note will increase from the date of issuance through December 15, 2008 at a rate of 11.25% per annum compounded semi-annually such that the accreted value will equal the principal amount at maturity of each senior discount note on that date.

   FACTORING AGREEMENT

      MAAX Corporation is a party to a Factoring Agreement with two divisions of the National Bank of Canada that allows them, in their sole discretion, to discount accounts receivable of certain of our customers with credit ranging from C$1,000,000 to $8,000,000, depending upon the customer. The discount for each account receivable is equal to the sum of (1) the financing rate set forth in a financing letter executed in connection with each discount, multiplied by the amount of the account receivable, multiplied by the number of days that the account receivable remains outstanding, divided by 360 days (for $) or 365 days (for C$) and (2) all fees set forth in the applicable financing letter. These discounts generally range from 2.1% to 3.3%. Our senior secured credit facility provides that the aggregate amount of accounts receivable outstanding pursuant to the Factoring Agreement will not exceed $15.0 million at any time. The cumulative sales of accounts receivable amounted to $40,065,269 in fiscal year 2003, $46,912,560 in fiscal year 2004 and $72,599,690 in fiscal year 2005.

   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs" that amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" (ARB No. 43), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). In addition, this statement requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of SFAS No. 151.

      Statement of Financial Accounting Standards No. 123 (revised 2004) ("FAS 123"), Share Based Payments, was issued on December 16, 2004. The new standard requires companies to recognize in their financial statements the cost of employee services received in exchange for valuable equity instruments issued. The Company will adopt the new provisions of FAS 123 (Revised 2004) for its year beginning March 1, 2006. The Company does not expect the new provisions to have a significant impact on its results of operations.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      Information concerning research and development and intellectual property is set forth in Item 4, "Information of the Company -- Business Overview -- Research and Development -- Intellectual Property."

D.    TREND INFORMATION

      Demand for bathroom and kitchen remodeling and new construction projects is driven by a number of favorable trends, including (1) the increasing size of new U.S. homes from an average of 1,785 square feet in 1985 to an average of 2,330 square feet in 2003, and the trend towards a greater number of bathrooms per home and increased kitchen size; (2) the aging of the domestic housing stock, with the median home age in the U.S. increasing from 23 years in 1985 to 32 years in 2002; and (3) the overall growth in disposable income among the aging baby boomer population that favors "cocooning" at home, which is a trend that also drives spending on home renovations and demand for new spa purchases.

      Our core market, bathtub and shower fixtures, is expected to grow in the U.S. at a CAGR of 3.4% from 2003 to 2013, as compared to 2.5% for all other bathroom fixture products. We expect the above trends and demographics to drive future growth in the spa industry of 3-5% annually. The U.S. kitchen industry is also expected to grow in the future, with an estimated CAGR of 6.7 % from $12.1 billion of sales in 2003 to $16.7 billion in 2008.

      The price of raw materials, in particular resin, polyester, fiberglass, acrylic and thermoplastic, represents a significant portion of the cost of manufacturing our products. We anticipate that there will be fluctuations in the price of these raw materials which, historically, have been volatile and outside our control.

E.    OFF-BALANCE SHEET ARRANGEMENTS

      There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than the operating leases and contingencies and commitments described in the Audited Consolidated Financial Statements set forth in Part III, Item 18, "Financial Statements."

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our contractual obligations as of February 28, 2005 that require us to make future cash payments. Actual amounts may vary, depending on exchange rate fluctuations and other factors.

                                                               FISCAL YEAR ENDING
                             FEBRUARY 28, FEBRUARY 28, FEBRUARY 29, FEBRUARY 28, FEBRUARY 28,
CONTRACTUAL OBLIGATIONS         2006         2007         2008         2009         2010       THEREAFTER     TOTAL
-----------------------      ------------ ------------ ------------ ------------ ------------  ----------   ---------
                                                      (DOLLARS IN THOUSANDS)
Long-Term Debt Obligations    $   6,056    $  12,145     $ 17,008    $  27,940     $ 37,682    $ 258,914    $ 359,745
Capital Lease Obligations           230          239          281           59           --           --          809
Operating Lease Obligations       5,937        4,811        2,959        1,643          998          134       16,482

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      The following table sets forth information about Beauceland Corporation's and MAAX Corporation's executive officers and directors:

Name                                   Age                                   Position
----                                   ---                                   --------
Arthur Byrne....................        59    Non-Executive Chairman of the Board of Directors of Beauceland
                                              Corporation and MAAX Corporation
Andre Heroux....................        46    President, Chief Executive Officer and Director of Beauceland
                                              Corporation and MAAX Corporation
Denis Aubin.....................        46    Executive Vice President, Chief Financial Officer and Secretary of
                                              Beauceland Corporation and MAAX Corporation
Benoit Boutet...................        42    Vice President and Corporate Controller of Beauceland Corporation and
                                              MAAX Corporation
Patrice Henaire.................        44    Corporate Vice President, Marketing, Sales and R&D of MAAX Corporation
Guy Berard......................        48    Vice President, Cabinetry Sector of MAAX Corporation
Terry Rake......................        54    Vice President, Spas Sector of MAAX Corporation
Daniel Stewart..................        43    Vice President, Bathroom Sector of MAAX Corporation
Sophie Fortin...................        48    Vice President, Human Resources and Public Relations of MAAX
                                              Corporation
Richard Levesque................        46    Vice President, Operations of MAAX Corporation
Michael Graham..................        39    Director of Beauceland Corporation and MAAX Corporation
Andre LaForge...................        45    Director of Beauceland Corporation and MAAX Corporation
James Rhee......................        34    Director of Beauceland Corporation and MAAX Corporation
Steven Segal....................        44    Director of Beauceland Corporation and MAAX Corporation

      Arthur Byrne has been the non-executive Chairman of the board of directors of Beauceland Corporation and MAAX Corporation since June 4, 2004. He is an Operating Partner of J.W. Childs Associates, L.P., or JWC, and has been at JWC since 2002. Previously, he was Chairman, President and Chief Executive Officer of The Wiremold Company from 1991 to 2002. Prior to that time, he was a Group Executive with the Danaher Corporation responsible for half its business from 1985 through 1991. At both Danaher and Wiremold, he was responsible for introducing and implementing "Lean Management" practices that resulted in strong gains at both companies. He is also non-executive Chairman of the Advisory Board at Esselte Group Holdings AB.

      Andre Heroux is the President and Chief Executive Officer and a director of Beauceland Corporation and MAAX Corporation. Mr. Heroux joined MAAX Inc. in April 1999 as Vice President, Operations. In September 1999, he was named Chief Operating Officer of MAAX Inc. and, in July 2001, he became the President and Chief Executive Officer of MAAX Inc. Prior to April 1999, Mr. Heroux was President and Chief Executive Officer of CDM Lamines Inc. Mr. Heroux was President and Chief Executive Officer of CDM Papier Decor from 1996 to 1999. Between 1994 and 1996, Mr. Heroux was Vice President and General Manager of Domtar's decorative panel division.

      Denis Aubin is the Executive Vice President, Chief Financial Officer and Secretary of Beauceland Corporation and MAAX Corporation. Mr. Aubin joined MAAX Inc. in 2004 as Executive Vice President and Chief Financial Officer. Prior to joining MAAX Inc., Mr. Aubin was Senior Vice President Finance of Quebecor World Inc. from 2000 to 2004. From 1997 to 2000 Mr. Aubin was Vice President and Treasurer of Cambior Inc.

      Benoit Boutet is the Vice President and Corporate Controller of Beauceland Corporation and MAAX Corporation. Mr. Boutet joined MAAX Inc. in 2000 as Director of Finance and was promoted to his current position in March 2003. Prior to joining MAAX Inc., he was Director of Finance at Groupe Brochu Lafleur from 1997 to 2000, and from 1994 to 1997, he was Vice President Finance at Culinar.

      Patrice Henaire is the Corporate Vice President, Marketing, Sales and Research and Development of MAAX Corporation. Mr. Henaire joined MAAX Inc. in 2000 as Corporate Vice President Marketing and assumed responsibilities for R&D in 2001. Prior to joining MAAX Inc., he was Senior Vice President Marketing and Sales at Broan Nutone, from 1995 to 2000, and previously with Venmar as Marketing Manager for seven years.

      Guy Berard is the Vice President, Cabinetry Sector of MAAX Corporation. Mr. Berard joined MAAX Inc. in 2002 as Vice President, General Manager MAAX Cabinetry Sector. Prior to joining MAAX Inc., he was President and General Manager of Arborite, a division of Illinois Tool Works, for eight years.

      Terry Rake is the Vice President, Spas Sector of MAAX Corporation. Mr. Rake joined MAAX Inc. in 2000 as General Manager of MAAX Coleman Spas in Chandler, Arizona. He was promoted to Vice President, General Manager-MAAX Spas Sector in 2001. Prior to joining MAAX Inc., he was President and Chief Executive Officer for LA Spas from 1996 to 1999.

      Daniel Stewart is the Vice President, Bathroom Sector of MAAX Corporation. Mr. Stewart joined MAAX Inc. in 1998 as General Manager of MAAX Keystone. In 2001, he became Vice President and General Manager, Bathroom Sector, Retail and was promoted to his current position in 2005. Prior to joining MAAX Inc., he was Plant Manager of a shower door manufacturing plant in Florida for five years. He was also a General Contractor for ten years.

      Sophie Fortin is the Vice President, Human Resources and Public Relations of MAAX Corporation. Ms. Fortin joined MAAX Corporation in 2005. Prior to joining MAAX Corporation,

Ms. Fortin was the Corporate Vice President, Human Resources at Bristol Myers Squibb, a pharmaceutical corporation. Prior to that time, she was Corporate Vice President, Human Resources and Public Relations of Agropur from 1995 to 2000 and Vice President, Human Resources and Work Relations of Weston Canada from 1990 to 1995.

      Richard Levesque is the Vice President, Operations of MAAX Corporation. Mr. Levesque joined MAAX Corporation in 2004. Prior to joining MAAX Corporation, he was with the Wiremold Company for 23 years where he held various positions, including Vice President Operations, Vice President Market Development, Vice President and General Manager and Plant Engineer.

      Michael Graham has been a director of Beauceland Corporation and MAAX Corporation since March 2004. He is a Portfolio Manager of OMERS Capital Partners and has been at OMERS since 2003. Previously, he was a Vice President, Investments with Working Ventures Canadian Fund Inc. from 1996 to 2003. From 1993 to 1996 Mr. Graham was employed by the National Bank of Canada and from 1989 to 1993 by HSBC Bank Canada. He is also a director of Papier Masson Ltd. and Holiday Group Holdings, Inc.

      Andre LaForge has been a director of Beauceland Corporation and MAAX Corporation since March 2004. He is a Senior Vice President of Borealis Capital Corporation and has been at Borealis Capital Corporation since September 2001. Previously, Mr. LaForge was a Senior Partner with KPMG Corporate Finance for ten years. From 1988 to 1990, Mr. LaForge was a Vice President and Principal with Canadian Corporate Funding Limited, a privately held Canadian merchant bank. Prior to 1988, Mr. LaForge was employed by the Royal Bank of Canada for five years. He is also a director of Cheneliere Education, Generale de Services Sante, Greiche & Scaff and Coastal Value Fund.

      James Rhee has been a director of Beauceland Corporation and MAAX Corporation since March 2004. Mr. Rhee was Secretary of Beauceland Corporation and MAAX Corporation from March 2004 through June 4, 2004 and was a Vice President of Beauceland Corporation and MAAX Corporation from June 2004 through December 1, 2004. He is a Vice President of J.W. Childs Associates, L.P. and has been at JWC since 2000. Previously, he was an Associate in the Mergers and Acquisitions Department of Merrill Lynch from 1998 to 2000. He is also a director of Murray's Discount Auto Stores, Inc. and Pan Am International Flight Academy.

      Steven Segal has been a director of Beauceland Corporation and MAAX Corporation since March 2004. Mr. Segal was President of Beauceland Corporation and MAAX Corporation from March 2004 through June 4, 2004 and was a Vice President of Beauceland Corporation and MAAX Corporation from June 2004 through December 1, 2004. He is a founding Partner of J.W. Childs Associates, L.P. and has been at JWC since 1995. Prior to that time, he was an executive at Thomas H. Lee Company from 1987, most recently holding the position of Managing Director. He is also a director of Jillian's Entertainment Corp., Insight Health Services Corp., Universal Hospital Services, Inc. and The NutraSweet Company.

      There are no family relationships among any of the foregoing persons. The MAAX Holdings' stockholders agreement provides for the designation by certain stockholders of MAAX Holdings' board of directors. Under such provisions, JWC Fund III and its affiliates are entitled to designate four members of MAAX Holdings' board of directors, including the Non-Executive Chairman. In addition, each of Borealis and OMERS is entitled to designate one director and one board observer to MAAX Holdings' board. The Chief Executive Officer must also be designated as a member of MAAX Holdings' board of directors. The right of our Sponsors to appoint directors and observers is subject to continued ownership of certain percentages of MAAX Holdings' common stock. Messrs. Byrne, Rhee and Segal are each affiliates of JWC Fund III. Mr. LaForge is an affiliate of Borealis and Mr. Graham is an affiliate of OMERS.

B.    COMPENSATION

      The aggregate compensation for our directors and members of our administrative, supervisory or management bodies for the fiscal year ended February 28, 2005, including retention bonuses paid in connection with the June 2004 Transactions and severance compensation was C$3.5 million and payment to certain members of management in connection with the issuance by MAAX Holdings of the senior discount notes was approximately $2.0 million. A non-employee director will receive $250,000 in fiscal year 2006 in connection with the issuance by MAAX Holdings of the senior discount notes.

EMPLOYMENT AGREEMENTS

      On June 4, 2004, MAAX Corporation entered into an employment agreement with Andre Heroux, which will continue indefinitely unless terminated by either party. Mr. Heroux is the President and Chief Executive Officer of Beauceland Corporation, MAAX Corporation and certain of our subsidiaries and is entitled to an annual base salary of C$500,000, subject to annual review by the board of directors, and certain fringe benefits. In addition to his annual base salary, Mr. Heroux is entitled to a bonus of up to 100% of his annual base salary, based on the achievement of certain targets as jointly determined by the board of directors and Mr. Heroux, and Mr. Heroux participates in the MAAX Holdings 2004 stock option plan. Mr. Heroux also rolled over a portion of his MAAX Inc. stock options into stock options of MAAX Holdings with a value of approximately C$1.5 million as of the closing date of the June 2004 Transactions. In addition, Mr. Heroux received a one-time grant of stock options to purchase shares of MAAX Holdings' series A preferred stock. Under certain circumstances, Mr. Heroux will be entitled to receive severance upon termination for up to 18 months. In addition, his employment agreement contains confidentiality restrictions during and after the term of the agreement and noncompetition, nonsolicitation and nondisparagement provisions during the term of the agreement and for 18 months thereafter.

      Each of Denis Aubin, Benoit Boutet, Patrice Henaire, Jean Rochette, Guy Berard, Terry Rake, Richard Levesque and Sophie Fortin has an employment agreement with MAAX Corporation, which will continue indefinitely unless terminated by either party. Under the employment agreements, Messrs. Aubin, Boutet, Henaire, Rochette, Berard, Rake and Levesque and Ms. Fortin are each entitled to an annual base salary of C$300,000, C$175,000, C$182,250, C$300,000,
C$185,000, $160,000, $185,000 and C$225,000, respectively, and certain fringe benefits. In addition to the annual base salary paid to each executive, each executive is entitled to a bonus up to 50% of his annual base salary based on the achievement of certain performance targets and entitled to participate in the MAAX Holdings 2004 stock option plan. Messrs. Boutet, Henaire, Rochette, Berard and Rake also rolled over their MAAX Inc. stock options into stock options of MAAX Holdings with a value of approximately C$1.0 million. If any of Messrs. Aubin, Boutet, Henaire, Rochette, Berard, Rake and Levesque and Ms. Fortin is terminated without cause, such executive will be entitled to continued payments of salary and targeted bonus for one year. For the year ended February 28, 2005, Messrs. Aubin, Boutet, Henaire, Rochette, Berard, Rake, Levesque and Ms. Fortin are entitled to receive or have received bonuses of C$112,500, C$69,625, C$68,438, C$112,500, C$69,375, $60,000, $22,332 and C$7,031,
respectively. Effective as of March 25, 2005, Mr. Rochette's employment with MAAX Corporation was terminated as described in this Annual Report under the caption Item 7, "Major Shareholders and Related Party Transactions -- Related Party Transaction -- Severance and Retention Arrangements."

      Mr. Stewart and MAAX Corporation are currently negotiating a new employment agreement.

GESTION CAMADA AGREEMENT

      Under a management agreement, entered into on January 10, 2001, amended on November 1, 2001 and October 20, 2003 and terminated on February 29, 2004, between Gestion Camada Inc., or

Gestion Camada, a holding company controlled by Placide Poulin and his family, and MAAX Inc., Gestion Camada was responsible for the general management of MAAX Inc. Pursuant to the agreement, Gestion Camada agreed to provide MAAX Inc. with the services of five qualified managers: Placide Poulin, Chairman of the Board; Andre Heroux, President and Chief Executive Officer; Richard Garneau, Executive Vice President and Chief Financial Officer; Marie-France Poulin, Executive Vice President, Sales; and David Poulin, Vice President, Operations, Bathroom Products Sector (Eastern Canada). In exchange for the services of these five individuals, MAAX Inc. paid to Gestion Camada an annual fee of C$1,096,704, adjusted annually in relation to the Canadian Consumer Price Index published by Statistics Canada for the region of Montreal, payable in weekly installments, a performance bonus equal to 4.3% of MAAX Inc.'s earnings before taxes and performance bonuses and theoretical amortization of C$3,484,100 of the goodwill of MAAX Inc., payable in quarterly installments, and certain fringe benefits. For the year ended February 29, 2004, MAAX Inc. paid to Gestion Camada an aggregate of C$3,832,725, comprised of the annual fee and performance bonus. MAAX Inc. also paid to Gestion Camada a fee of C$3,744,637 for the non-renewal of this agreement, of which C$3,311,077 was paid on March 2, 2004 and the remaining balance of C$433,560 was paid on April 28, 2004.

CONSULTING AGREEMENTS

      As of March 1, 2004, MAAX Inc. entered into consulting agreements with each of Messrs. Richard Garneau and David Poulin and Ms. Marie-France Poulin for a three month period from March 1, 2004 through June 1, 2004, subject to extension. The consulting agreements were terminated upon the consummation of the offering of the notes. Under the consulting agreements, each of Messrs. Richard Garneau and David Poulin and Ms. Marie-France Poulin provided certain consulting services to MAAX Inc. as independent contractors, working up to a maximum of 20 working days during such three month period and were each entitled to compensation of C$20,000 and certain fringe benefits. MAAX Inc. also provided an indemnity payment to each of these consultants for prior service to MAAX Inc. equal to C$630,000 for each individual. Placide Poulin received certain fringe benefits through June 30, 2004.

      Each of Messrs. Placide Poulin, Richard Garneau and David Poulin and Ms. Marie-France Poulin entered into an agreement with MAAX Inc. that contains confidentiality restrictions and noncompetition, nonsolicitation and nondisparagement provisions covering North America for a period of five years from the closing.

BENEFIT PLANS

   MAAX HOLDINGS 2004 STOCK OPTION PLAN

      All of the outstanding options previously issued under the MAAX Inc. Senior Executives and Management stock option plan were either exercised, or, with respect to certain members of management, converted into options exercisable for shares under the MAAX Holdings 2004 stock option plan. Under the MAAX Holdings 2004 stock option plan, MAAX Holdings has available for grant options to purchase approximately 9% of its common stock on a fully-diluted basis in addition to approximately $2.7 million of rollover option fair value as of the closing date to certain members of management, including a one-time option grant to Mr. Heroux to purchase shares of its series A preferred stock. The plan provides for the grant of nonqualified stock options to any of our full or part-time employees, including officers and directors, consultants and independent contractors. The exercise price of options granted under the plan is generally equal to the fair market value of MAAX Holdings' common stock on the date such options are granted, as determined by its board of directors, however, the board has discretion to issue options at exercise prices lower or higher than fair market value. The plan is administered by MAAX Holdings' board of directors or by a committee appointed by the board of directors.

      While the terms of the options granted under this plan are determined at the time of grant, the stock options will expire ten years after grant. New stock options are comprised of two general types: (1) options with fixed vesting schedules and (2) options that vest upon the achievement of established performance targets. Upon a holder's termination from employment, all options terminate immediately, except in the case of termination by us without cause (as defined in the option agreement) or upon the holder's death or disability or by the holder for good reason (as defined in the option agreement), in which case vested options remain exercisable for a period of time after termination.

   STOCK OPTIONS

      The following table summarizes option grants as of February 28, 2005 to the Chief Executive Officer and the members of our administrative, supervisory or management bodies. Other than as noted below, all options are exercisable for shares of MAAX Holdings common stock. The stock options expire on June 4, 2014.

                     OPTION GRANTS AS OF FEBRUARY 28, 2005

                    NAME                         OPTION GRANT(1)          EXERCISE PRICE
                    ----                         ---------------          --------------
Arthur Byrne.................................        33,280                $    16.56
Andre Heroux.................................        68,475                C    $0.01
                                                    106,495                $    16.56
                                                     42,995(2)             C    $0.01
                                                     42,995                $    16.56
Denis Aubin..................................        26,624                $    16.56
Benoit Boutet................................         5,892                C    $0.01
                                                     10,649                $    16.56
Patrice Henaire..............................         5,892                C    $0.01
                                                     13,312                $    16.56
Jean Rochette................................        19,020(3)             C    $0.01
                                                     26,624(4)             $    16.56
Guy Berard...................................         1,779                C    $0.01
                                                      5,325                $    16.56
Terry Rake...................................         5,129                $     6.75
                                                      5,325                $    16.56
Daniel Stewart...............................         6,127                $     6.75
                                                     18,637                $    16.56
Sophie Fortin................................        10,000                $    20.24
Richard Levesque.............................        14,000                $    20.24

--------------

(1) In connection with the issuance by MAAX Holdings of senior d iscount notes in December 2004, MAAX Holdings repurchased and cancelled a portion of the options so that, on a fully-diluted basis, options exercisable into approximately 9% of MAAX Holdings' capital stock are available to certain members of management, consultants and employees and a non-employee director. See Items 4, "Information on the Company -- History and Development of the Company."

(2) This option grant is exercisable by Mr. Heroux for shares of MAAX Holdings series A preferred stock.

(3) In connection with the termination of employment of Mr. Rochette, Mr. Rochette exercised these options and MAAX Holdings repurchased the shares issued in connection with such exercise from Mr. Rochette on March 25, 2005.

(4) Due to the termination of Mr. Rochette's employment with MAAX Corporation, these options lapsed.

C.    BOARD PRACTICES

      We and MAAX Corporation have three committees of each of our board of directors: the Audit Committee, the Compensation Committee and the Executive Committee.

      Audit Committee. The members of our audit committee are Michael Graham and James Rhee. Mr. Rhee is the chairman. Our audit committee is responsible for reviewing the adequacy of our system of internal accounting controls; supervising the internal auditor in the performance of its duties; reviewing the results of our independent accountants' annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; reviewing our audited financial statements and discussing the statements with management; reviewing the audit reports submitted by our independent accountants; reviewing disclosures by our independent accountants concerning relationships with our company; pre-approving services provided to us by independent public accountants; reviewing the performance of our independent accountants and annually recommending independent accountants; adopting and annually assessing our charter; and preparing such reports or statements as may be required by securities laws.

      Under current rules of public trading markets, such as NASDAQ and the New York Stock Exchange, our current audit committee would not be deemed to be comprised solely of independent directors, since one of our audit committee members is associated with JWC Fund III and one of our audit committee members is associated with OMERS.

      Compensation Committee. The members of our compensation committee are Arthur Byrne, Andre LaForge and Steven Segal. Mr. Segal is the chairman. Our compensation committee makes recommendations to our board of directors concerning executive compensation and administers our stock option plans.

      Executive Committee. The members of our executive committee are Arthur Byrne, Andre Heroux, Andre LaForge and Steven Segal. Mr. Byrne is the chairman. Our executive committee is responsible for such matters as our board of directors may determine from time to time.

      Other than Mr. Heroux, who entered into an employment agreement with MAAX Corporation that provides for benefits upon termination of employment, no member of the board of directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment. See "-- Compensation -- Employment Agreements."

D.    EMPLOYEES

      We had approximately 3,700 full-time employees as of February 28, 2005, including 1,900 in Canada, 1,700 in the U.S. and 90 in Europe.

      Currently, approximately 1,200 of our production line employees, located primarily in Canada, are unionized through affiliations with Confederation des syndicats nationaux, Centrale des syndicats democratiques or the Teamsters Union. Employees represented by these unions are subject to ten collective bargaining agreements and work at nine of our manufacturing facilities with a separate union at each location, two of which agreements are with local unions in the U.S. and the remaining eight are in Canada. We are in the process of negotiating one collective bargaining agreement in Canada (covering approximately 367 employees that expired in December 2004). We have not experienced any significant work stoppages in the last ten years, and we believe that our relations with our employees and our unions are good.

E.    SHARE OWNERSHIP

      We are a wholly-owned subsidiary of MAAX Holdings. The capital stock of MAAX Holdings consists of common stock, par value $0.01 per share and series A preferred stock, par value $0.01 per share. The common stock of MAAX Holdings consists of common stock and class A common stock which are identical in all respects, except that the class A common stock is not entitled to vote in the election of directors. The only stockholder of MAAX Holdings that holds class A common stock is OMERS. The series A preferred stock is redeemable under certain circumstances, does not have voting rights, no shares of series A preferred stock have been issued by MAAX Holdings and Mr. Heroux is the only stockholder of MAAX Holdings who has options to purchase the series A preferred stock.

      JWC Fund III, Borealis and OMERS beneficially hold approximately 98.7% of the outstanding common stock of MAAX Holdings prior to dilution for options. MAAX Holdings has made options exercisable into approximately 9% of its capital stock on a fully-diluted basis available to certain consultants, members of management and one of our directors through its 2004 stock option plan, in addition to approximately $2.7 million of rollover option fair value as of the closing date of the June 2004 Transactions to certain members of management, including a one-time option grant to Mr. Heroux to purchase shares of its series A preferred stock. See "-- Compensation -- Benefit Plans."

      The following table sets forth certain information regarding the beneficial ownership of MAAX Holdings' capital stock by (a) JWC Fund III, Borealis and OMERS, (b) our directors and named executive officers and (c) all directors and executive officers described above as a group. Except as otherwise noted under Item 7, "Major Shareholders and Related Party Transactions," we know of no agreements among our or MAAX Holdings' stockholders which relate to voting or investment power over our or MAAX Holdings' capital stock or any arrangement the operation of which may at a subsequent date result in a change of control of MAAX Holdings or our company. For purposes of the table, all shares of common stock refer to MAAX Holdings' common stock.

      Beneficial ownership is determined in accordance with the rules of the SEC, and includes direct and indirect voting power and/or investment power with respect to securities. Shares of capital stock subject to options which are exercisable within 60 days of May 15, 2005, are deemed outstanding for purposes of computing the beneficial ownership of the person holding such options, but are not deemed outstanding for purposes of computing the beneficial ownership of any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to the shares shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Beauceland Corporation, 1010 Sherbrooke Street West, Suite 1610, Montreal (Quebec), Canada H3A 2R7.

                                                                               PERCENTAGE OF
                                                        NUMBER OF SHARES          SHARES
BENEFICIAL OWNER                                       BENEFICIALLY OWNED   BENEFICIALLY OWNED
----------------                                       ------------------   ------------------
Andre Heroux(1)...................................            160,855               5.3%
Denis Aubin(2)....................................              8,264                 *
Benoit Boutet(3)..................................              7,864                 *
Patrice Henaire(4)................................              9,691                 *
Jean Rochette(5)..................................                 --                 *
Guy Berard(6).....................................              6,268                 *
Terry Rake(7).....................................              5,449                 *
Daniel Stewart(8).................................             16,301                 *
Sophie Fortin.....................................              7,250                 *
Richard Levesque..................................              4,530                 *
Arthur Byrne(9)(10)...............................          1,611,741              56.1%
Michael Graham(11)(12)............................          1,223,118              42.6%
Andre LaForge(13)(14).............................            611,559              21.3%
James Rhee(10)(15)................................          1,609,745              56.1%
Steven Segal(10)(16)..............................          1,609,745              56.1%
Borealis Private Equity Limited Partnership(14)...            489,247              17.0%

                                                                               PERCENTAGE OF
                                                        NUMBER OF SHARES          SHARES
BENEFICIAL OWNER                                       BENEFICIALLY OWNED   BENEFICIALLY OWNED
----------------                                       ------------------   ------------------
Borealis (QLP) Private Equity Limited
Partnership(14)...................................            122,312               4.3%
J.W. Childs Equity Partners III, L.P.(10).........          1,575,617              54.9%
J.W. Fund III Co-Invest LLC(10)...................             34,128               1.2%
Ontario Municipal Employees Retirement Board(12)..          1,223,118              42.6%
All executive officers and directors as a group (15
persons)..........................................          3,070,224              99.9%

--------------------------
* Amount represents less than 1% of our capital stock.

(1) Includes (i) 117,860 shares of common stock issuable upon exercise of options and (ii) 42,995 shares of preferred stock issuable upon exercise of options.

(2) Includes (i) 6,667 shares of common stock and (ii) 1,597 shares of common stock issuable upon exercise of options.

(3) Includes (i) 1,333 shares of common stock and (ii) 6,531 shares of common stock issuable upon exercise of options.

(4) Includes (i) 3,000 shares of common stock and (ii) 6,691 shares of common stock issuable upon exercise of options.

(5) In connection with the termination of Mr. Rochette's employment, MAAX Holdings repurchased 24,576 shares of common stock from Mr. Rochette on March 25, 2005.

(6) Includes (i) 4,169 shares of common stock and (ii) 2,099 shares of common stock issuable upon exercise of options.

(7)   Includes 5,449 shares of common stock issuable upon exercise of options.

(8) Includes (i) 9,056 shares of common stock and (ii) 7,245 shares of common stock issuable upon exercise of options.

(9) Includes (i) 1,997 shares of common stock issuable upon exercise of options and (ii) 1,575,617 shares of common stock held by J.W. Childs Equity Partners III, L.P. and its affiliates and 34,128 shares of common stock held by JWC Fund III Co-Invest LLC which Mr. Byrne may be deemed to beneficially own by virtue of his position as an Operating Partner of J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners III, L.P. and its affiliates. Mr. Byrne disclaims beneficial ownership of the shares held by J.W. Childs Equity Partners III, L.P. and JWC Fund III Co-Invest LLC.

(10) The address for these stockholders is c/o J.W. Childs Associates, L.P., 111 Huntington Avenue, Suite 2900, Boston, Massachusetts 02199-7610.

(11) Includes (i) 311,559 shares of common stock and (ii) 300,000 shares of class A common stock held by Ontario Municipal Employees Retirement Board, 489,247 shares of common stock held by Borealis Private Equity Limited Partnership and 122,312 shares of common stock held by Borealis (QLP) Private Equity Limited Partnership which Mr. Graham may be deemed to beneficially own by virtue of his position as a Portfolio Manager of OMERS Capital Partners. Mr. Graham disclaims beneficial ownership of the shares held by Ontario Municipal Employees Retirement Board, Borealis Private Equity Limited Partnership and Borealis (QLP) Private Equity Limited Partnership.

(12) Includes (i) 311,559 shares of common stock and (ii) 300,000 shares of class A common stock held by Ontario Municipal Employees Retirement Board, 489,247 shares of common stock held by Borealis Private Equity Limited Partnership and 122,312 shares of common stock held by Borealis (QLP) Private Equity Limited Partnership. The address for these stockholders is c/o OMERS, One University Avenue, Suite 700, Toronto, Ontario M5J 2P1. OMERS does not exercise investment control over the funds managed by Borealis Capital Corporation and disclaims beneficial ownership of the shares held by such funds.

(13) Includes 489,247 shares of common stock held by Borealis Private Equity Limited Partnership and Borealis (QLP) Private Equity Limited Partnership which Mr. LaForge may be deemed to beneficially own by virtue of his position as a Senior Vice President of Borealis Capital Corporation. Mr. LaForge disclaims beneficial ownership of the shares held by Borealis Private Equity Limited Partnership and Borealis (QLP) Private Equity Limited Partnership.

(14) The address for these stockholders is c/o Borealis Capital Corporation, 1 Adelaide Street East, Suite 2800, Box 198, Toronto, Ontario M5C 2V9. Borealis Capital Corporation, the manager of Borealis Private Equity Limited Partnership and Borealis (QLP) Private Equity Limited Partnership, is a subsidiary of OMERS. OMERS does not exercise investment control over the funds managed by Borealis Capital Corporation and disclaims beneficial ownership of the shares held by such funds.

(15) Includes 1,575,617 shares of common stock held by J.W. Childs Equity Partners III, L.P. and its affiliates and 34,128 shares of common stock held by JWC Fund III Co-Invest LLC which Mr. Rhee may be deemed to beneficially own by virtue of his position as a Vice President of J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners III, L.P. and its affiliates. Mr. Rhee disclaims beneficial ownership of the shares held by J.W. Childs Equity Partners III, L.P. and JWC Fund III Co-Invest LLC.

(16) Includes 1,575,617 shares of common stock held by J.W. Childs Equity Partners III, L.P. and its affiliates and 34,128 shares of common stock held by JWC Fund III Co-Invest LLC which Mr. Segal may be deemed to beneficially own by virtue of his position as a Partner of J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners III, L.P. and its affiliates. Mr. Segal disclaims beneficial ownership of the shares held by J.W. Childs Equity Partners III, L.P. and JWC Fund III Co-Invest LLC.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      We are a wholly-owned subsidiary of MAAX Holdings. See Item 6, "Directors, Senior Management and Employees -- Share Ownership" for information as to the major shareholders of MAAX Holdings.

B.    RELATED PARTY TRANSACTIONS

STOCKHOLDERS AGREEMENT

      Our Sponsors, MAAX Holdings and all of MAAX Holdings' stockholders, including each of our executive officers and directors who own capital stock or stock options of MAAX Holdings and the stockholders of MAAX Holdings affiliated with the Sponsors, entered into a stockholders agreement governing certain aspects of the relationship among the parties and their ownership of MAAX Holdings' capital stock. The stockholders agreement includes provisions relating to restrictions on issue or transfer of shares, call rights, put rights, tag-along rights, drag-along rights, pre-emptive rights, rights of first offer, rights of first refusal, registration rights, other special corporate governance provisions (including the right of our Sponsors to veto various corporate actions) and the election of directors of MAAX Holdings and MAAX Corporation. In the event of the termination of employment of a stockholder who is a member of management, MAAX Holdings, or another person designated by MAAX Holdings, may purchase the shares of stock held by the terminated employee. If neither MAAX Holdings nor MAAX Holdings' designee purchases the shares of stock held by the terminated employee, the Sponsors will be entitled to do so on a pro rata basis. If no such person elects to purchase the shares held by the terminated employee, the employee may force MAAX Holdings or MAAX Holdings' designee to purchase the shares of stock held by the employee.

MANAGEMENT AGREEMENT

      MAAX Corporation and MAAX Holdings are parties to a Management Agreement with the Sponsors under which MAAX Corporation paid a one-time fee equal to $4.6 million to be shared pro rata among the Sponsors. In exchange for providing financial and strategic corporate planning consulting services, the Sponsors receive consulting fees of an aggregate of approximately $54,000 per month, plus out-of-pocket expenses.

MERGER AGREEMENT

      Certain of our subsidiaries entered into a merger agreement with MAAX Inc. and such merger agreement is described in this Annual Report under the caption
Item 5, "Operating and Financial Review and Prospects -- History."

EMPLOYMENT AGREEMENTS

      MAAX Corporation or MAAX Inc. entered into employment agreements with Messrs. Heroux, Aubin, Boutet, Henaire, Rochette, Berard, Rake, Stewart, Levesque and Ms. Fortin, all of which are described in this Annual Report under the caption Item 6, "Directors, Senior Management and Employees -- Compensation -- Employment Agreements," that became effective upon consummation of the June 2004 Transactions.

DIRECTOR COMPENSATION

      Other than Mr. Byrne, who received options to purchase 33,280 shares of common stock of MAAX Holdings and will receive $250,000 in connection with the consummation of the transactions that occurred on December 10, 2004, no member of the board of directors receives compensation for service on the board, other than expense reimbursement.

LOANS TO EXECUTIVE OFFICERS

      On January 26, 2001, MAAX Inc. made a loan to Mr. Heroux in an aggregate principal amount of C$917,274 in connection with his purchase of 100,000 common shares of MAAX Inc. One half of the principal amount of the loan was payable in three equal installments in the amount of C$152,879 on February 28 in each of 2002, 2003 and 2004 and bore interest at the legal interest rate. Upon payment of all such amounts, the remaining balance was canceled.

SEVERANCE AND RETENTION ARRANGEMENTS

      In September 2003, MAAX Inc. entered into severance and retention agreements with each of Messrs. Patrice Henaire, Jean Rochette, Guy Berard, Terry Rake, Daniel Stewart and Benoit Boutet. Each of Messrs. Henaire, Rochette, Berard, Rake, Stewart and Boutet received a retention bonus upon consummation of the June 2004 Transactions payable in a lump sum of C$30,000, C$88,000, C$37,000, C$42,000, C$47,000 and C$13,000, respectively. These agreements provide that each such employee would have been entitled to receive an amount equal to one year of his annual base salary plus an annual targeted bonus if the employee had been terminated as a result of consummation of the June 2004 Transactions.

      Effective as of March 25, 2005, MAAX Corporation entered into a separation agreement with Mr. Rochette. Pursuant to the terms of the separation agreement, MAAX Corporation paid Mr. Rochette a lump sum of C$525,000 in April 2005 and agreed to provide Mr. Rochette with life and medical insurance benefits for a six-month period. MAAX Corporation also transferred to Mr. Rochette title to the company car previously used by him. In addition, on April 1, 2005, MAAX Holdings repurchased from Mr. Rochette an aggregate of 24,576 shares of common stock for a purchase price of $16.56 per share. Options to purchase 26,624 shares of common stock previously held by Mr. Rochette lapsed as a result of the termination of Mr. Rochette's employment.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See the Audited Consolidated Financial Statements set forth in Part III,
Item 18, "Financial Statements" and filed as part of this Annual Report.

LEGAL MATTERS

      During the ordinary course of business, we have been and may in the future become subject to pending and threatened legal actions and proceedings. All of the current legal actions and proceedings to which we are party are of an ordinary or routine nature incidental to our past or current operations, including product liability claims, the resolution of which should not have a material adverse effect on our financial condition and results of operations. The product liability claims are generally covered by insurance, but there can be no assurance that our insurance coverage will be adequate to cover any such liability.

      On October 27, 2000, one of our suppliers, American Faucet, Inc., or American Faucet, made a claim against our predecessor, MAAX Inc., in an amount of approximately $582,000 for unpaid supplies. We denied this claim and counterclaimed for a total amount of $2,510,000 for breach of a contract. American Faucet added a demand to its claim of approximately $10,412,000 for breach of that same contract. In accordance with the terms of that contract, this matter was submitted to arbitration, though a hearing has not yet been scheduled. We believe that American Faucet's claims are without merit and are vigorously defending the claims.

DIVIDEND POLICY

      We do not currently pay dividends. Any future determination to pay dividends will be made by the board of directors from time to time with regard to our capital requirements and may be prohibited by our debt instruments.

B.    SIGNIFICANT CHANGES

      Except as otherwise disclosed in this Annual Report, no significant changes have occurred since the date of the Consolidated Financial Statements included elsewhere herein.

ITEM 9. THE OFFER AND LISTING

      None of our equity securities, the equity securities of our parent or the equity securities of any of our subsidiaries are traded on any stock exchange or other regulated market.

A.    OFFER AND LISTING DETAILS

      Not applicable.

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      Not applicable.

D.    SELLING SHAREHOLDERS

      Not applicable.

E.    DILUTION

      Not applicable.

F.    EXPENSES OF THE ISSUE

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

      Set forth below is a summary of certain provisions of the Memorandum and Articles of Association of Beauceland Corporation. This summary does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association.

      OBJECTS AND PURPOSES

      Beauceland Corporation's Memorandum and Articles of Association do not place any restrictions on its objects and purposes.

      CERTAIN POWERS OF DIRECTORS

      Directors may directly or indirectly contract with Beauceland Corporation as a vendor, purchaser, solicitor or otherwise or enter into any arrangement in which the director is interested as long as such director discloses the nature of his interest in any contact or arrangement to the board. Directors of Beauceland Corporation are prohibited from voting in respect of any contract or arrangement in which they are interested, but this prohibition may be suspended or relaxed to any extent by a general meeting. Any director who contracts, or is in any way interested, will not be liable to account to Beauceland Corporation for any profit realized by any such contract or arrangement by reason of his office or of the fiduciary relations established thereby. If a director is a solicitor, he may charge Beauceland Corporation for services rendered as a solicitor. Directors are not required to hold a share in Beauceland Corporation to qualify as a director.

      CERTAIN SHARE RIGHTS, PREFERENCES AND RESTRICTIONS

      The Memorandum of Association permits Beauceland Corporation to create several classes of shares and to place restrictions, assign rights or allot preferences to any of the classes of shares it elects to create. No shares of any class or series may be transferred without the prior written consent of the directors. Beauceland Corporation has a first priority lien on all shares, the proceeds from a sale of such shares and dividends declared with respect to such shares, registered in the name of shareholder whether jointly or severally held.

      MEETINGS

      The Memorandum of Association requires Beauceland Corporation to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting and permits Beauceland Corporation to call a special shareholders' meeting at any time. In addition, the holders of not less than 5% of the shares of Beauceland Corporation carrying the right to vote at a meeting sought to be held may request our directors to call a special shareholders' meeting for the purposes stated in the request. Beauceland Corporation is required to mail a notice of meeting to its shareholders at least 21 days prior to the date of any annual or special shareholders' meeting specifying the location, date and time of the meeting. In the case of a special meeting, the notice must also state the general nature of the business to be conducted at the meeting. If the directors fail to cause a meeting to be held within 21 days after a request has been made, the requesting members, or any of them representing more than one half of the total voting rights of all of the shares, may convene the special general meeting, but no more than three months after the date of such request. A vote by more than 50% of the votes entitled to vote at the meeting is required to transact business at a shareholders' meeting.

      OTHER

      There are no limitations in the Memorandum or Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights with respect to Beauceland Corporation's shares.

C.    MATERIAL CONTRACTS

      Except as otherwise disclosed in this Annual Report and the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report, we have no other material contracts.

D.    EXCHANGE CONTROLS

      Canada has no system of exchange controls. Other than withholding tax requirements, there are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.

E.    TAXATION

      Not applicable.

F.    DIVIDENDS AND PAYING AGENTS

      Not applicable.

G.    STATEMENT BY EXPERTS

      Not applicable.

H.    DOCUMENTS ON DISPLAY

      We filed a registration statement on Form F-4, as amended, with the SEC with respect to the exchange of all of MAAX Corporation's US$150.0 million in outstanding 9.75% senior subordinated notes due 2012. Filed as exhibits to the registration statement and as exhibits to this Annual Report are complete copies of the material contracts described herein and therein. The registration statement and exhibits thereto and this Annual Report and exhibits thereto may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC's regional offices located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the SEC's website at http://www.sec.gov and at our own website at http://www.maax.com. You can also obtain a copy of any of our filings, at no cost, by writing to or telephoning us at the following address: Beauceland Corporation, 1010 Sherbrooke Street West, Suite 1610, Montreal Quebec, Canada H3A ZR7, (514) 844-4155.

      Under the terms of the indenture governing the notes, we have agreed that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the holders of the notes (i) all information that would be required to be contained in a filing with the SEC on Forms 20-F and 6-K, if we were required to file such Forms and, with respect to the annual information only, a report thereon by our independent auditors and
(ii) all current reports that would be required to be filed with the SEC on Form 6-K, if we were required to file such reports. In addition, we will post all reports on our website no later than the date such information is required to be furnished to holders and keep all such reports available on our website for a period of one year from the date of such posting. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

I.    SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   CURRENCY EXCHANGE RISK

      We are subject to inherent risks attributable to operating in a global economy. Our practice is to utilize financial instruments to manage foreign currency exchange rate risks. We purchase financial instruments, primarily forward contracts, to reduce foreign exchange volatility. We have purchased $42.0 million of forward contracts at a rate of approximately $1.54 per U.S. dollar in each of fiscal year 2004, 2005 and 2006, divided equally by month. We are approximately 85% to 95% protected against volatility in our projected net cash flows for fiscal year 2006. We may modify our hedging activities in the future. We view derivative financial instruments as a risk management tool and do not use them for speculative trading purposes.

      We are exposed to credit loss in the event of non-performance by the other party to the derivative financial instruments. We limit this exposure by entering into agreements directly with a number of major financial institutions that meet our credit standards and that are expected to satisfy fully their obligations under the contracts.

      For fiscal year 2005 and 2006, we have currently hedged 90% to 100% of the projected U.S. dollar denominated net cash flows from our Canadian subsidiaries at $1.55 per U.S. dollar. We also intend to pursue operating strategies to create natural hedges to this foreign exchange exposure.

   INTEREST RATE RISK

      We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate exposure relates to our senior secured credit facility. We have outstanding a C$117 million term loan A facility and a $114.4 million term loan B facility, bearing interest at variable rates. Each quarter point change in interest rates would result in a $0.5 million change in interest expense on our new term loans. We also have a revolving loan facility which provides for borrowings of up to C$50 million which bear interest at variable rates. We have capped our exposure to variable interest rates with an interest rate agreement that provides a maximum floating LIBOR rate of 6% on a notional amount of $40 million through June 2007. These amounts are in addition to the notes with a fixed interest rate. In addition, in the future, we may enter into interest rate swaps or other derivative financial instruments to reduce interest rate volatility.

   COMMODITY PRICE RISK

      We require a regular supply of resin, polyester, fiberglass, acrylic, thermoplastic, aluminum, steel, tempered glass, wood and particleboard, oil, pumps, accessories and packaging materials. We purchase resin and polyester from various suppliers in both Canada and the U.S. Some resins are used to manufacture ABS or thermoplastic sheets and thermoplastic injected components. Fiberglass is purchased from a single supplier, but other suppliers are available. Three manufacturers supply us with acrylic and other thermoformable sheets. There are multiple suppliers of pumps, which are manufactured in the U.S. and distributed by Canadian suppliers. Aluminum, steel and tempered glass are purchased from Canadian, U.S. and Asian suppliers. Wood is purchased primarily from local suppliers. Packaging materials are supplied locally.

      We have never encountered difficulties obtaining raw materials in the past and do not expect to experience difficulties in the foreseeable future. Our current suppliers have the capacity to serve all of our divisions and subsidiaries in the U.S. and Canada. Negotiations with suppliers for all of our divisions and subsidiaries are effected through our principal executive office to ensure economies of scale. Suppliers are selected according to our strict qualification standards.

      The prices of raw materials are subject to fluctuations in the prices of the underlying commodities. Those commodities may undergo major price fluctuations and there is no certainty that we will be able to increase our selling prices proportionately, if necessary. In recent years, we have reacted to increases in raw material prices by seeking to identify supply alternatives in other geographical regions, substitute raw materials or impose a corresponding increase of our prices.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      We used the proceeds from the sale of the notes, together with the initial borrowings under MAAX Corporation's senior secured credit facility and the cash investment by our Sponsors, certain consultants and members of management, to consummate the June 2004 Transactions.

ITEM 15. CONTROLS AND PROCEDURES

      As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-14 and 15d-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to allow timely decisions regarding required disclosure, and that information required to be disclosed is recorded, processed, summarized and reported as and when required. There have been no significant changes in our internal controls over financial reporting or in other factors that could significantly affect internal controls during the fiscal year ended February 28, 2005. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      All of the members of the Audit Committee are financially literate and our board of directors has determined that James Rhee and Michael Graham qualify as audit committee financial experts.

ITEM 16B. CODE OF ETHICS

      We have adopted a Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer and senior financial officers. The code of ethics is filed as an exhibit to this Annual Report. If we make substantive amendments to the Code of Ethics or grant any waiver, we will disclose the nature of such amendment or waiver on our website at www.maax.com within five business days of such amendment or waiver.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The following is a summary of the fees billed to Beauceland Corporation and its predecessor, MAAX Inc., by KPMG LLP, or KPMG, for professional services rendered for the fiscal years ended February 29, 2004 and February 28, 2005:

                                                             FISCAL YEAR ENDED
                                                      ------------------------------
                                                       FEBRUARY 29,     FEBRUARY 28,
                                                          2004             2005
                                                      --------------    ------------
                                                            (DOLLARS IN THOUSANDS)
Audit Fees(1).......................................  $          527    $        538
Audit-Related Fees(2)...............................              17             546
Tax Fees(3).........................................             484             896
                                                      --------------    ------------
                                                      $        1,028    $      1,980
                                                      ==============    ============

----------------

(1) The Audit Fees consist of fees billed for professional services rendered in connection with the audit of Beauceland Corporation and MAAX Inc.'s consolidated financial statements and review of the interim consolidated financial statements reflecting quarterly results. It also includes services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements.

(2) The Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Beauceland Corporation and MAAX Inc.'s consolidated financial statements and are not included under the caption "Audit Fees." These services include professional services requested by Beauceland Corporation in connection with its employee benefit plan audits, accounting consultations in connection with acquisitions and public financing, attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

(3) The Tax Fees consist of fees billed for professional services for tax compliance, tax advice and tax planning. These services include tax advice regarding domestic and international tax compliance, tax reporting requirements, audit compliance, mergers and acquisitions tax compliance and international tax matters.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

      Our audit committee must pre-approve all audit and non-audit services provided by our independent auditors prior to the engagement of the independent auditors with respect to such services. Our independent auditors may be engaged to provide non-audit services only after our audit committee has first considered the proposed engagement and has determined in each instance that the proposed services are not prohibited by applicable regulations and the auditors' independence will not be materially impaired as a result of having provided such services. In making this determination, our audit committee considers whether a reasonable investor, knowing all relevant facts and circumstances, would conclude that the auditors' exercise of objective and impartial judgment on all issues encompassed within the auditors' engagement would be materially impaired. Our audit committee may delegate its approval authority to pre-approve services provided by the independent auditors to (i) one or more of the members of our audit committee or (ii) with respect to certain defined non-audit services within a defined scope and fee range, to our Chief Financial Officer, provided that any such approvals are presented to our audit committee at its next scheduled meeting.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable.

ITEM 18. FINANCIAL STATEMENTS

      Reference is made to the financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.                                 Exhibit
-----------                                 -------
   1.1         Memorandum of Association of Beauceland Corporation.(1)

   1.2         Articles of Association of Beauceland Corporation.(1)

   4.1         Merger Agreement, dated as of March 10, 2004, among 3087052 Nova
               Scotia Company, 3087053 Nova Scotia Company, 9139-4460 Quebec Inc.,
               9139-7158 Quebec Inc. and MAAX Inc.(1)

   4.2         Amalgamation Agreement, dated as of March 10, 2004, among 9139-4460
               Quebec Inc., 9139-7158 Quebec Inc., 3087053 Nova Scotia Company and
               MAAX Inc.(1)

   4.3         Indenture, dated as of June 4, 2004, among MAAX Corporation, the
               Guarantors named therein and U.S. Bank Trust National Association, as Trustee.(1)

   4.4         Exchange and Registration Rights Agreement, dated as of June 4,
               2004, among MAAX Corporation, the Guarantors named therein, Goldman,
               Sachs & Co., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner &
               Smith Incorporated, as representatives of the several Purchasers.(1)

   4.5         Form of 9.75% Senior Subordinated Note due 2012 (included in Exhibit
               4.3).(1)

   4.6 Guarantee, dated as of June 4, 2004, executed by the Guarantors identified therein.(1)

   4.7         Management Agreement, dated as of June 4, 2004, among J.W. Childs
               Associates, L.P., Borealis Capital Corporation, Ontario Municipal
               Employees Retirement Board, MAAX Holdings, Inc. and MAAX
               Corporation.(1)

   4.8         Employment Agreement, dated as of June 4, 2004, among MAAX
               Corporation, MAAX Canada, Inc. and Andre Heroux.(1)

   4.9         Employment Agreement, dated as of June 4, 2004, between MAAX Inc.
               and Denis Aubin.(1)

   4.10        Employment Agreement, dated as of June 4, 2004, between MAAX Inc.
               and Benoit Boutet.(1)

Exhibit No.                                 Exhibit
-----------                                 -------
4.11        Employment Agreement, dated as of June 4, 2004, between MAAX Inc.
            and Patrice Henaire.(1)

4.12        Employment Agreement, dated as of June 4, 2004, between MAAX Inc.
            and Jean Rochette.(1)

4.13        Employment Agreement, dated as of June 4, 2004, between MAAX Inc.
            and Guy Berard.(1)

4.14        Employment Agreement, dated as of June 4, 2004, between MAAX Inc.
            and Terry Rake.(1)

4.15        Employment Agreement, dated as of December 1, 2003, among MAAX-KSD
            Corporation, MAAX Inc. and Daniel Stewart.(1)

4.16        Letter of Employment, dated as of October 24, 2004, between MAAX
            Corporation and Richard Levesque.

4.17        Employment Agreement, dated as of January 31, 2005, between MAAX
            Corporation and Sophie Fortin (unofficial English translation).

4.18        Management Agreement, dated as of January 10, 2001, between Gestion
            Camada Inc. and MAAX Inc., as amended (unofficial English translation).(1)

4.19        Form of Consulting Agreement, dated as of March 1, 2004, between
            MAAX Inc. and each of Richard Garneau, David Poulin and Marie-France
            Poulin.(1)

4.20        Form of Non-Competition Agreement, dated as of June 4, 2004, between
            MAAX Corporation and each of Placide Poulin, Richard Garneau, David
            Poulin and Marie-France Poulin.(1)

4.21        Credit and Guaranty Agreement, dated as of June 4, 2004, among MAAX
            Corporation, Beauceland Corporation ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit Partners, L.P., Royal Bank of Canada,
            Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith
            Incorporated, as agents and arrangers.(1)

4.22        Sodex Factoring Agreement, dated as of February 24, 2004, among MAAX
            Inc., MAAX Canada Inc., MAAX Spas (Ontario) Inc., MAAX Westco Inc.,
            MAAX Spas (BC) Inc., MAAX-KSD Corporation, MAAX Southeast Inc.,
            Pearl Baths, Inc., MAAX-Hydro Swirl Manufacturing Corp., MAAX
            Midwest Inc., MAAX Spas (Arizona), Inc., Cuisine Expert -- C.E.
            Cabinets, Inc., 9022-3751 Quebec Inc., Aker Plastics Company, Inc.
            and NatExport and Sodex, both divisions of the National Bank of Canada.(1)

4.23        Form of Retention Package for each of the persons listed in Exhibit
            15.1.(1)

Exhibit No.                                 Exhibit
-----------                                 -------
4.24        Purchase Agreement, dated as of May 27, 2004, among MAAX
            Corporation, the Guarantors named therein, Goldman, Sachs & Co.,
            Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith
            Incorporated, as representatives of the several Purchasers.(1)

4.25        Amendment No. 1 to the Credit and Guaranty Agreement, dated as of
            October 6, 2004, among MAAX Corporation, Beauceland Corporation
            ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit
            Partners, L.P., Royal Bank of Canada and Merrill Lynch & Co.,
            Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agents and arrangers.(2)

4.26        Amendment No. 2 to the Credit and Guaranty Agreement, dated as of
            December 3, 2004, among MAAX Corporation, Beauceland Corporation
            ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit
            Partners, L.P., Royal Bank of Canada and Merrill Lynch & Co.,
            Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agents and arrangers.(2)

4.27        Separation Agreement, dated as of April 13, 2005, between MAAX
            Corporation and Jean Rochette (unofficial English translation).

7.1         Computation of Ratio of Earnings to Fixed Charges.

8.1         Subsidiaries of Registrant.

11.1        Code of Ethics.

12.1        Certification required by Rule 13a-14(a) or Rule 15d-14(a).

12.2        Certification required by Rule 13a-14(a) or Rule 15d-14(a).

13.1 Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1        List of parties to the form of agreement in Exhibit 4.21.(1)


---------------
(1) Previously filed as an exhibit to the Registration Statement on Form F-4 of the Company filed on September 15, 2004, SEC File Number 333-118990 and incorporated by reference herein.

(2) Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-4 of the Company filed on December 10, 2004, SEC File Number 333-118990 and incorporated by reference herein.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                            BEAUCELAND CORPORATION

                            By:  /s/ Andre Heroux
                                 ----------------------------------------------
                                 Name:  Andre Heroux
                                 Title: President and Chief Executive Officer

Date:  May 25, 2005

                          INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF BEAUCELAND CORPORATION AND PREDECESSOR MAAX INC. FOR THE YEARS ENDED FEBRUARY 28, 2003 AND FEBRUARY 29, 2004, THE 95-DAY PERIOD ENDED JUNE 3, 2004 AND THE 270-DAY PERIOD ENDED FEBRUARY 28, 2005

Report of Independent Registered Public Accounting Firm...........................................         F-2

Consolidated Balance Sheets as of February 29, 2004 and February 28, 2005.........................         F-3

Consolidated Statements of Income for the years ended February 28, 2003 and February 29, 2004,
     the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005..........         F-4

Consolidated Statements of Shareholders' Equity and Other Comprehensive Income for the years ended
     February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the
     270-day period ended February 28, 2005.......................................................         F-5

Consolidated Statements of Cash Flows for the years ended February 28, 2003 and February 29, 2004,
     the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005..........         F-7

Notes to Consolidated Financial Statements........................................................         F-8

AKER PLASTICS COMPANY, INC. AND PREDECESSOR FINANCIAL STATEMENTS (SEPTEMBER 30, 2002, OCTOBER 31, 2002 AND OCTOBER 25, 2002)

Report of Independent Registered Public Accounting Firm...........................................        F-60

Statement of Income and Retained Earnings.........................................................        F-61

Balance Sheets....................................................................................        F-62

Statements of Cash Flows..........................................................................        F-63

Notes to Financial Statements.....................................................................        F-64

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheet of Beauceland Corporation and its subsidiaries as at February 28, 2005 and the consolidated statements of income, shareholders' equity and cash flows for the 270-day period then ended. We have also audited the consolidated balance sheet of the Predecessor Company ("MAAX Inc.") as at February 29, 2004 and the consolidated statements of income, shareholders' equity and cash flows for the years ended February 28, 2003 and February 29, 2004 and the 95-day period ended June 3, 2004. These financial statements are the responsibility of the management of the Company and of its Predecessor Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Beauceland Corporation and its subsidiaries as at February 28, 2005 and of its Predecessor Company as at February 29, 2004 and the results of their operations and their cash flows for the years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005 in accordance with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Chartered Accountants

Montreal, Canada

April 29, 2005

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Consolidated Balance Sheets

February 29, 2004 and February 28, 2005
(in thousands of US dollars)

                                                                        Predecessor
                                                                          Company      The Company
                                                                           2004           2005
                                                                        -----------    -----------
Assets

Current assets:
     Cash                                                               $     4,467    $     5,459
     Accounts receivable, less allowance for doubtful accounts
       of $1,863 in 2004 and $1,602 in 2005                                  64,012         58,080
     Income taxes receivable                                                      -          8,284
     Inventories (note 4)                                                    45,684         44,587
     Assets held for sale                                                         -          1,545
     Prepaid expenses                                                         3,293          4,321
     Deferred income taxes (note 9)                                           3,542          3,588
                                                                        -----------    -----------
     Total current assets                                                   120,998        125,864

Property, plant and equipment (note 5)                                       97,512         91,980
Intangible assets (note 6)                                                   16,388        138,006
Goodwill (note 7)                                                           112,519        224,312
Derivative financial instruments (note 15)                                   11,627         10,619
Other assets, net of accumulated amortization                                 4,781         15,889
Deferred income taxes (note 9)                                                1,762          9,845
                                                                        -----------    -----------
Total assets                                                            $   365,587    $   616,515
                                                                        ===========    ===========
Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                   $    25,717    $    20,334
     Accrued liabilities                                                     26,737         33,325
     Income taxes payable                                                     4,765              -
     Deferred income taxes (note 9)                                           3,824          1,607
     Current portion of long-term debt (note 8)                               4,782          6,286
                                                                        -----------    -----------
     Total current liabilities                                               65,825         61,552

Long-term debt (note 8)                                                      52,662        354,268
Deferred income taxes (note 9)                                               15,701         63,928
                                                                        -----------    -----------
Total liabilities                                                           134,188        479,748

Commitments, contingencies and guarantees (note 19)

Shareholders' equity (note 10):
     Common shares, without par value.  Authorized: 100,000 common shares; issued and outstanding: 2,020 shares in 2005.  In 2004, common shares, without par value.  Authorized in an unlimited
       number; issued and outstanding: 24,395,459 shares                    105,044        135,453
     Additional paid-in capital (note 11)                                       232          3,421
     Retained earnings                                                      115,647             92
     Accumulated other comprehensive income (loss),
       net of income taxes of $0 in 2004 and $1,153 in 2005                  10,476         (2,199)
                                                                        -----------    -----------
     Total shareholders' equity                                             231,399        136,767
                                                                        -----------    -----------
Total liabilities and shareholders' equity                              $   365,587    $   616,515
                                                                        ===========    ===========

See accompanying notes to consolidated financial statements.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Consolidated Statements of Income

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(in thousands of US dollars)

                                                Predecessor Company               The Company
                                     -----------------------------------------    June 4, 2004
                                                              March 1, 2004 to  to February 28,
                                        2003         2004       June 3, 2004          2005
                                     -----------   ---------  ----------------  ---------------
Net sales                            $   422,192   $ 495,737  $        143,836  $       376,042

Expenses:
     Cost of goods sold                  287,762     344,431            98,490          269,604
     Selling, general and
       administrative (note 12)           76,746      80,061            36,670           69,472
     Depreciation and amortization
       (note 12)                          12,595      15,638             3,987           14,100
     Impairment of goodwill
       (note 7)                                -       4,511                 -                -
                                     -----------   ---------  ----------------  ---------------
                                         377,103     444,641           139,147          353,176
                                     -----------   ---------  ----------------  ---------------
Operating income                          45,089      51,096             4,689           22,866

Interest expense (note 12)                 3,965       4,898             1,321           20,569
                                     -----------   ---------  ----------------  ---------------
Income before income taxes
   and cumulative effect of a
   change in accounting principles        41,124      46,198             3,368            2,297

Income taxes (note 9)                     15,699      14,247             1,572            2,205
                                     -----------   ---------  ----------------  ---------------
Income before cumulative effect
   of a change in accounting
   principles                             25,425      31,951             1,796               92

Cumulative effect of a change in
   accounting principles related to
   impairment of goodwill
   (note 1 (e))                          (11,312)          -                 -                -
                                     -----------   ---------  ----------------  ---------------
Net income                           $    14,113   $  31,951  $          1,796  $            92
                                     ===========   =========  ================  ===============

See accompanying notes to consolidated financial statements.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Consolidated Statements of Shareholders' Equity

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(in thousands of US dollars)

                                                                                             Accumulated
                                                                                               other
                                                                                               compre-       Compre-
                                                       Share       Additional                  hensive       hensive
                                          Common      purchase      paid-in      Retained      (loss)        (loss)
                                          stock         loan        capital      earnings      income        income
                                        ----------   ----------   -----------   ----------   -----------   -----------
PREDECESSOR COMPANY:

Balance, as at February 28, 2002        $  101,207   $     (511)  $         -   $   74,217   $    28,800

Net income                                       -            -             -       14,113             -   $    14,113

Cumulative translation adjustment                -            -             -            -       (30,062)      (30,062)

                                                                                                           -----------
Total comprehensive loss                         -            -             -            -             -   $   (15,949)
                                                                                                           ===========

Issuance of common shares on
 exercise of stock options (note 11)         1,696            -             -            -             -
Issuance of common shares on
 business acquisition (note 10)                154            -             -            -             -
Tax deduction on stock options
 exercised (note 11)                             -            -           185            -             -
Reimbursement of the share
 purchase loan (note 10)                         -          102             -            -             -
Interest, net of $4 of income taxes,
 from a share purchase loan (note 10)            -            -             -            9             -
Dividends on common shares ($0.09)               -            -             -       (2,163)            -
                                        ----------   ----------   -----------   ----------   -----------
Balance, as at February 28, 2003           103,057         (409)          185       86,176        (1,262)

Net income                                       -            -             -       31,951             -   $    31,951

Cumulative translation adjustment                -            -             -            -        11,738        11,738

                                                                                                           -----------
Total comprehensive income                       -            -             -            -             -   $    43,689
                                                                                                           ===========

Issuance of common shares on
 exercise of stock options (note 11)         1,636            -             -            -             -
Issuance of common shares on
 business acquisition (note 10)                351            -             -            -             -
Tax deduction on stock options
 exercised (note 11)                             -            -            47            -             -
Reimbursement of the share purchase
 loan (note 10)                                  -          102             -            -             -
Interest, net of $6 of income taxes,
 from a share purchase loan (note 10)            -            -             -            9             -
Forgiveness of share purchase loan
 (note 10)                                       -          307             -            -             -
Dividends on common shares ($0.10)               -            -             -       (2,489)            -
                                        ----------   ----------   -----------   ----------   -----------
Balance, as at February 29, 2004           105,044            -           232      115,647        10,476
                                        ==========   ==========   ===========   ==========   ===========

See accompanying notes to consolidated financial statements.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Consolidated Statements of Shareholders' Equity, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(in thousands of US dollars)

                                                                                             Accumulated
                                                                                               other
                                                                                               compre-       Compre-
                                                       Share       Additional                  hensive       hensive
                                          Common      purchase      paid-in      Retained      (loss)        (loss)
                                          stock         loan        capital      earnings      income        income
                                        ----------   ----------   -----------   ----------   -----------   -----------
PREDECESSOR COMPANY (CONTINUED):

Balance brought forward:
Balance, as at February 29, 2004        $  105,044   $        -   $       232   $  115,647   $    10,476


Net income                                       -            -             -        1,796             -   $     1,796

Cumulative translation adjustment                -            -             -            -        (2,811)       (2,811)
                                                                                                           -----------
Total comprehensive loss                         -            -             -            -             -   $    (1,015)
                                                                                                           ===========

Dividends on common shares ($0.05)               -            -             -       (1,266)            -

Stock-based compensation (note 11)               -            -         2,714            -             -

Tax deduction on stock options
   exercised (note 11)                           -            -           219            -             -

Issuance of common shares                   11,809            -             -            -             -
                                        ----------   ----------   -----------   ----------   -----------
Balance, as at June 3, 2004                116,853            -         3,165      116,177         7,665
                                        ==========   ==========   ===========   ==========   ===========

THE COMPANY:

Net income                                       -            -             -           92             -   $        92

Cumulative translation adjustment, net
   of income taxes of $1,248                     -            -             -            -        (2,174)       (2,174)

Change in fair value of derivative
   financial instruments, net
   of income taxes of ($94)                      -            -             -            -           (25)          (25)
                                                                                                           -----------

Total comprehensive loss                         -            -             -            -             -   $    (2,107)
                                                                                                           ===========

Stock options from MAAX Inc.
   stock option plan rolled over
   (note 3)                                      -            -         2,690            -             -

Stock-based compensation (note 11)               -            -           731            -             -

Issuance of common shares (note 10)        135,453            -             -            -             -
                                        ----------   ----------   -----------   ----------   -----------
Balance, as at February 28, 2005        $  135,453   $        -   $     3,421   $       92   $    (2,199)
                                        ==========   ==========   ===========   ==========   ===========

See accompanying notes to consolidated financial statements.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Consolidated Statements of Cash Flows

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(in thousands of US dollars)


                                                          Predecessor Company                The Company
                                               ------------------------------------------    June 4, 2004
                                                                         March 1, 2004 to   to February 28,
                                                  2003         2004        June 3, 2004          2005
                                               ----------   ----------   ----------------   ---------------
Cash flows related to operating activities:
  Net income                                   $   14,113   $   31,951   $          1,796   $            92
  Items not affecting cash:
    Impairment of goodwill                         11,312        4,511                  -                 -
    Depreciation and amortization
      (note 12)                                    12,595       15,638              3,987            14,100
    Amortization of deferred financing
      charges (note 12)                               418          518                121             1,483
    Stock-based compensation                            -            -              2,714             1,481
    Deferred income taxes                           5,325        2,415             (2,350)            1,280
    Change in fair value of derivative
      financial instruments                        (2,723)      (9,210)             2,679              (768)
  Net change in non-cash balances
    related to operations (note 13)                (2,661)      16,964            (13,839)           11,694
                                               ----------   ----------   ----------------   ---------------
                                                   38,379       62,787             (4,892)           29,362

Cash flows related to financing activities:
  Increase (decrease) in bank overdraft                 -            -             54,844           (56,916)
  Decrease in bank loan                              (741)      (2,637)                 -                 -
  Proceeds from issuance
    of long-term debt                              64,425            -             34,000           373,282
  Repayment of long-term debt                     (30,151)     (40,434)           (81,963)          (31,685)
  Proceeds from issuance of shares                  1,794        1,748                 33           135,453
  Debt issuance costs                                   -            -                  -           (13,510)
  Decrease in notes receivable
    related to the exercise of stock
    options                                             -            -                  -            11,772
  Interests received on share
    purchase loan                                      13           15                  -                 -
  Dividends paid                                   (2,163)      (2,489)            (1,266)                -
                                               ----------   ----------   ----------------   ---------------
                                                   33,177      (43,797)             5,648           418,396

Cash flows related to investing activities:
  Business acquisitions (notes 3
    and 8)                                        (59,143)        (122)            (3,762)         (435,794)
  Additions to property, plant and
    equipment                                     (10,785)     (17,851)            (2,563)           (5,851)
  Proceeds from disposal of
    property, plant and equipment                   1,451        1,751                110               130
  Other assets                                       (347)        (914)             1,076              (233)
                                               ----------   ----------   ----------------   ---------------
                                                  (68,824)     (17,136)            (5,139)         (441,748)
                                               ----------   ----------   ----------------   ---------------
Net increase (decrease) in cash                     2,732        1,854             (4,383)            6,010

Translation adjustment on cash
 denominated in foreign currencies                   (874)         (55)               (84)             (551)

Cash and cash equivalents,
 beginning of year                                    810        2,668              4,467                 -

                                               ----------   ----------   ----------------   ---------------
Cash and cash equivalents, end of year         $    2,668   $    4,467   $              -   $         5,459
                                               ==========   ==========   ================   ===============

Interest paid                                  $    3,438   $    4,511   $          2,839   $        15,096
Income taxes paid                                  11,068        7,875              7,821             9,846
                                               ==========   ==========   ================   ===============

See accompanying notes to consolidated financial statements.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

      Beauceland Corporation (the "Company") is incorporated under the Companies Act (Nova Scotia). Its principal business activity is to design, develop, manufacture and distribute bathroom, kitchen and spa products.

      MAAX Inc. (the "Predecessor Company") was incorporated under Part 1A of the Companies Act (Quebec), and had the same business activity as the Company.

1.    SIGNIFICANT ACCOUNTING POLICIES:

      (a)   Basis of financial statement presentation:

            On June 4, 2004, the Company acquired all the outstanding shares of the Predecessor Company in a business combination accounted for as a purchase as described in note 3. As a result of the acquisition, the financial statements for the periods after the acquisition are presented on a different cost basis than that for the periods before the acquisition and, therefore, are not comparable. The accounting policies of the Company are consistent with those of the Predecessor Company. The financial statements are prepared in conformity with generally accepted accounting principles in the United States of America.

      (b)   Consolidation:

            The consolidated financial statements, expressed in US dollars, include the accounts of the Predecessor Company and all its subsidiaries up to June 3, 2004 and the accounts of the Company and all its subsidiaries from June 4, 2004. All significant intercompany balances and transactions were eliminated on consolidation.

      (c)   Use of estimates:

            The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and evaluation of net recoverable amount, the determination of the fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for doubtful accounts, obsolete inventories, warranties and income taxes. Accordingly, actual results could differ from these estimates.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (d)   Reporting currency:

            The functional and reporting currency of the Company is the US dollar.

            The financial statements of the Company's Canadian and Netherlands subsidiaries are measured in Canadian dollars and Euros, their respective functional currencies, and are translated into US dollars as follows: assets and liabilities of these subsidiaries are translated at exchange rates at the balance sheet date. Revenues and expenses are translated at the average exchange rate in effect during the year. The resulting cumulative translation adjustment is recorded in accumulated other comprehensive income in shareholders' equity.

            The functional currency of the Predecessor Company is the Canadian dollar. However, the Predecessor Company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet, while revenues and expenses are translated at the average exchange rate in effect during the year. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in accumulated other comprehensive income in shareholders' equity.

            Long-term debt denominated in Canadian dollars and hedge relationship:

            A portion of the Company's long-term debt is denominated in Canadian dollars and is designated as a hedge against the net investment in a Canadian subsidiary. Any exchange gain or loss on the hedge would be recorded against the exchange loss or gain arising on translation of the financial statements of the Canadian subsidiaries included in the cumulative translation adjustment account presented in accumulated other comprehensive income in shareholders' equity, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation".

            If the hedge relationship was terminated or became ineffective, the amounts included in accumulated other comprehensive income would remain in this account; gains and losses on the debt, subsequent to the termination of the hedging relationship, would be included in the statement of income.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (e)   Goodwill and other intangible assets:

            On March 1, 2002, SFAS No. 142 "Goodwill and Other Intangible Assets" became effective.

            Under the provision of SFAS No. 142, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess, and is presented as a separate line item in the income statement.

            Intangible assets acquired in business combinations and intangible assets acquired individually or with a group of other assets, which have indefinite lives, are also tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in the statement of income for the excess of the carrying value over its fair value, if any. Intangible assets with finite useful lives are amortized over their useful lives.

            Fair value is determined using the discounted cash flow method.

            Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives.

            During the year ended February 28, 2003, the Predecessor Company recorded a goodwill impairment loss for each of its reporting units having a carrying amount exceeding its fair value. Accordingly, goodwill and net income were reduced by $11,312,000 in the year ended February 28, 2003.

      (f)   Stock-based compensation:

            The Company offers stock-based compensation plans, which are described in note 11. The Company applies the provisions of SFAS No. 123, "Accounting for stock-based compensation" for options granted.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (f)   Stock-based compensation (continued):

            Up to June 3, 2004, the Predecessor Company had a stock-based compensation plan and was accounting for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Compensation cost was not recorded because the option exercise price was equal to the market value of the underlying common stock on the date of grant. Any consideration paid by employees on the exercise of stock options was credited to common stock.

      (g)   Cash and cash equivalents:

            Highly liquid investments with a maturity of three months or less from the date of acquisition are considered cash equivalents.

      (h)   Trade receivables:

            The Company provides an allowance for doubtful accounts on its trade receivables based on management's judgment of the credit risk related to specific accounts. Gains or losses on the sale of trade receivables are calculated by comparing the carrying amount of the trade receivables sold with the total of the cash proceeds from the sale. Costs related to the sale are recognized in income as incurred and are included in selling, general and administrative expenses.

      (i)   Inventories:

            Raw materials are valued at the lower of cost and replacement cost. Work in progress and finished goods are valued at the lower of cost and net realizable value.

            Cost is determined using the first-in, first-out method.

      (j)   Assets held for sale:

            During the 270-day period ended February 28, 2005, management of the Company put up for sale three commercial buildings and adjacent land that have been identified as excess assets since the Company moved its headquarters, and consolidated some of its activities. As of February 28, 2005, the Company had sold one building and signed letters of intent to sell the other two buildings. These assets are reported on the Company's consolidated balance sheet as "assets held for sale" at their fair value less cost to sell.

            Assets held for sale have been evaluated for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets".

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (k)   Property, plant and equipment:

            Property, plant and equipment are stated at cost, net of government grants and investment tax credits. Depreciation is calculated mainly using the following methods, rates and periods:

         Asset                            Method                    Rate/period
-----------------------     ----------------------------------     ------------
Paving                                       Declining balance               4%
Buildings                                        Straight-line         40 years
Moulds and dies                                  Straight-line     2 to 7 years
Furniture and equipment                      Declining balance      10% and 20%
Data processing system      Declining balance or straight-line      15% and 30%
Automotive equipment                         Declining balance      20% and 30%

            Repair and maintenance expenditures are expensed as incurred.

      (l)   Intangible assets:

            Intangible assets with finite lives are stated at cost. Amortization is calculated using the straight-line method over the following periods:

               Asset                        Period
-----------------------------------     --------------
Enterprise Resource Planning System           15 years
Trademarks                              5 and 40 years
Distribution network                    5 and 25 years
Non-compete agreement                          5 years

      (m)   Other Assets

            Other assets are comprised of deferred financing charges which are stated at cost less accumulated amortization and are amortized using the interest method over the term of the related debt.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (n)   Derivative financial instruments:

            The Company accounts for derivative financial instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Certain Hedging Activities", as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. Foreign exchange forward contracts and interest rate swaps used by the Company have not been designated as hedges and, accordingly, changes in fair value of the derivatives are accounted for in income.

            The carrying amounts of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their fair value due to the short-term maturities of these financial instruments.

      (o)   Income taxes:

            Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (p)   Revenue recognition:

            Sales are recognized upon the delivery of the products and at the date the transfer of ownership risks and benefits to the customers occurs, net of applicable provision for discounts, returns and allowances. The Company generally recognizes customer program costs, including cooperative advertising and customer incentives, as a reduction to net sales. Amounts billed for shipping and handling are included in net sales, while costs incurred are included in cost of goods sold.

      (q)   Comprehensive income:

            Comprehensive income consists of net income, foreign currency translation adjustments and change in fair value of derivative financial instruments designated as an effective hedge, and is presented in the consolidated statements of shareholders' equity.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (r)   Advertising expenses:

            The cost of advertising is expensed as incurred. In-store displays that are owned by the Company, but used by customers to promote the Company's products, are included in other assets in the consolidated balance sheet and are amortized using the straight-line method over their useful lives of three years. Advertising expenses totaled $321,000 in 2003; $485,000 in 2004; $240,000 for the 95-day period ended June 3, 2004 and $501,000 for the 270-day period ended February 28, 2005.

      (s)   Research and development expenses:

            Research and development expenses are expensed as incurred. Such amounts totaled $2,229,000 in 2003; $1,610,000 in 2004; $998,000 for the 95-day period ended June 3, 2004 and $2,265,000 for the 270-day period ended February 28, 2005.

      (t)   Environmental expenditures:

            Environmental expenditures that relate to current operations are expensed or capitalized as appropriate in accordance with EITF issue No. 90-8, "Capitalization of Cost to Treat Environmental Contamination". Expenditures that relate to an existing condition caused by past operations, and which are not expected to contribute to current or future operations, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

      (u)   Product warranty:

            The Company establishes a provision for product warranties based on management's judgment and the Company's historical experience with such warranty costs. The provision is recorded at the same time as the revenue is recognized and is presented in accrued liabilities on the balance sheet. Changes in the warranty reserve are as follows:

                            Predecessor Company
                         -------------------------
                                     As of June 3,   The Company
                           2004          2004           2005
                         --------    -------------   -----------
Beginning balance        $  2,913      $  3,335       $  3,252
Warranty accrual            7,430         1,868          5,596
Cash payments              (7,152)       (1,933)        (5,381)
Translation adjustment        144           (18)           163
                         --------      --------       --------
Ending balance           $  3,335      $  3,252       $  3,630
                         ========      ========       ========

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (v)   Asset retirement obligations:

            The Company adopted the provisions of the SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various locations.

2.    EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

      In December 2004, FASB issued SFAS No. 151, "Inventory Costs", that amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" (ARB No. 43), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this statement requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of SFAS No. 151. Statement of Financial Accounting Standards No. 123 (revised 2004) ("FAS 123"), "Share Based Payments", was issued on December 16, 2004. The new standard requires companies to recognize in their financial statements the cost of employee services received in exchange for valuable equity instruments issued. The Company will adopt the new provisions of FAS 123 (revised
      2004) in the third quarter of 2006. The Company does not expect the new provisions to have a significant impact on its results of operations.

3.    BUSINESS ACQUISITION:

      On June 4, 2004, the Company acquired all common shares outstanding of MAAX Inc., a Canadian publicly traded company operating in the Bathroom, Kitchen and Spa sectors, for an amount in cash of C$22.50 per share outstanding, for a total cash consideration of $435,676,000 (including transaction costs) and a rollover of stock option valued at $2,690,000. The transaction was funded by an investment of the shareholders, for an amount of $133,689,000, and by the issuance of long-term debt for an amount of $373,282,000. The excess of the financing received over the consideration paid was used to repay existing debts of MAAX Inc.

      The business acquisition has been accounted for using the purchase method and the results are consolidated from the date of acquisition. The results of MAAX Inc. prior to its acquisition are presented as comparative figures as the Predecessor Company.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

3.    BUSINESS ACQUISITION (CONTINUED):

      The Company has allocated the purchase price to the various tangible and intangible assets acquired and liabilities assumed, as required by SFAS No. 141, "Business Combinations". This statement requires that intangible assets acquired in a business combination be recognized and reported apart from goodwill.

      The fair values of the assets acquired and the liabilities assumed are summarized as follows:

                                                                    MAAX Inc.
                                                                   ----------
Net working capital                                                $   84,863
Property, plant and equipment                                          96,261
Enterprise Resource Planning System                                     9,043
Brands and trademark                                                   97,837
Distribution network                                                   28,736
Non-compete agreement                                                   3,943
Goodwill (attributed value, tax base is $72,911)                      228,718
Other long-term assets                                                 12,851
                                                                   ----------
                                                                      562,252
Bank overdraft                                                        (54,846)
Long-term debt (including short-term portion)                          (9,851)
Other long-term liability                                             (59,189)
                                                                   ----------
Net assets acquired at fair value                                  $  438,366
                                                                   ==========

Consideration:
    Cash                                                           $  435,676
    Stock options from MAAX Inc.'s stock option plan rolled over        2,690
                                                                   ----------
                                                                   $  438,366
                                                                   ==========

      Following SFAS No. 141, "Business Combinations", the Company recorded a future tax liability of $40,326,000 due mainly to the non-deductibility of the intangible assets identified through the purchase price allocation process.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

3.    BUSINESS ACQUISITION (CONTINUED):

      The following unaudited pro forma condensed financial information reflects the consolidated results of operations of the Company as if the acquisition of MAAX Inc. had taken place at the beginning of the respective periods. The pro forma information includes adjustments for interest expense that would have been incurred to finance the acquisition, and depreciation and amortization adjustments pursuant to the purchase price allocation. The pro forma results do not reflect synergies and, accordingly, do not account for any potential increase in operating income, any estimated cost savings or adjustments to conform to accounting practices. The pro forma financial information is not necessarily indicative of the results of the operations as they would have been, if the transaction had been effected on the assumed dates.

                  2004          2005
              -----------   -----------
              (Unaudited)   (Unaudited)
Net sales      $ 495,737     $ 519,878
Net income        15,511         5,090

      PREDECESSOR COMPANY

      There was no business acquisition during the year ended February 29, 2004. During the year ended February 28, 2003, the Predecessor Company acquired all outstanding shares of Aker Plastics Company, Inc., an important manufacturer of fiberglass bathroom equipment in the United States. The purchase price totalled $80.4 million, including $66.4 million paid in cash, and $14 million paid in a note-bearing interest, at a rate of 3%, payable over a three-year period.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

3.    BUSINESS ACQUISITION (CONTINUED):

      PREDECESSOR COMPANY (CONTINUED):

      This business acquisition has been accounted for using the purchase method and the results are consolidated from the date of acquisition. The fair value of the net assets acquired is summarized as follows:

                                            Aker Plastics
                                            Company, Inc.
                                            -------------
Net working capital, excluding cash           $    6,523
Property, plant and equipment                     16,828
Trademark                                          5,615
Distribution network                               2,708
Non-compete agreement                                572
Goodwill (attributed value and tax base)          41,317
Cash                                               7,389
                                              ----------
                                                  80,952

Long-term debt                                      (548)
                                              ----------
Net assets acquired at fair value             $   80,404
                                              ==========
Consideration:
    Cash                                      $   66,404
    Notes payable                                 14,000
                                              ----------
                                              $   80,404
                                              ==========

4.    INVENTORIES:

                    Predecessor
                      Company     The Company
                       2004          2005
                    -----------   -----------
Raw materials       $   25,091    $   24,178
Work in progress         2,891         3,995
Finished goods          17,702        16,414
                    ----------    ----------
                    $   45,684    $   44,587
                    ==========    ==========

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

5.    PROPERTY, PLANT AND EQUIPMENT:

                                                         Predecessor
                                                           Company
                                                            2004
                                                         -----------
                                         Accumulated      Net book
                              Cost       depreciation       value
                           ----------    ------------    -----------
Land                       $    6,985     $        -     $    6,985
Buildings and paving           60,681         11,059         49,622
Moulds and dies                19,626         13,001          6,625
Furniture and equipment        54,704         26,442         28,262
Data processing system         10,498          6,698          3,800
Automotive equipment            5,315          3,097          2,218
                           ----------     ----------     ----------
                           $  157,809     $   60,297     $   97,512
                           ==========     ==========     ==========

                                                         The Company
                                                            2005
                                                         -----------
                                         Accumulated      Net book
                              Cost       depreciation       value
                           ----------    ------------    -----------
Land                       $    7,701     $        -     $    7,701
Buildings and paving           47,907          1,358         46,549
Moulds and dies                 7,765          2,002          5,763
Furniture and equipment        29,740          3,911         25,829
Data processing system          5,559          1,133          4,426
Automotive equipment            2,185            473          1,712
                           ----------     ----------     ----------
                           $  100,857     $    8,877     $   91,980
                           ==========     ==========     ==========

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

6.    INTANGIBLE ASSETS:

                                                                               Predecessor
                                                                                 Company
                                                                                   2004
                                                                              --------------
                                                            Accumulated          Net book
                                              Cost          amortization          value
                                          ------------     --------------     --------------
Enterprise Resource Planning system       $     11,006     $        1,702     $        9,304
Trademarks                                       5,600              1,512              4,088
Distribution network                             2,700                122              2,578
Non-compete agreement                              570                152                418
                                          ------------     --------------     --------------
                                          $     19,876     $        3,488     $       16,388
                                          ============     ==============     ==============

                                                                               The Company
                                                                                   2005
                                                                              --------------
                                                             Accumulated         Net book
                                             Cost           amortization           value
                                          ------------     --------------     --------------
Enterprise Resource Planning system       $     10,369     $          626     $        9,743
Trademarks                                      97,859              1,659             96,200
Distribution network                            29,564                884             28,680
Non-compete agreement                            3,943                560              3,383
                                          ------------     --------------     --------------
                                          $    141,735     $        3,729     $      138,006
                                          ============     ==============     ==============

      In 2004 and 2005, the Predecessor Company and the Company capitalized $725,000 and $317,000, respectively, of costs incurred for the deployment of its Enterprise Resource Planning System in several subsidiaries.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

6.    INTANGIBLE ASSETS (CONTINUED):

      The aggregate amortization expense for existing intangible assets at February 28, 2005, for each of the next five years, is:

2006                                         $       5,246
2007                                                 5,246
2008                                                 5,246
2009                                                 5,246
2010                                                 4,505

7.    GOODWILL:

      For the years ended February 28, 2003 and February 29, 2004 and for the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005, the changes in the carrying amount of goodwill are as follows:

                                Bathroom            Kitchen            Spas              Total
                              -------------     --------------     -------------     -------------
PREDECESSOR COMPANY:

Balance as at March 1,
  2003                        $      86,136     $       13,943     $      12,683     $     112,762

Impairment of goodwill                    -                  -            (4,511)           (4,511)

Goodwill acquired                         4                  -                 -                 4

Contingent consideration
  based on earnings of a
  business acquired
  during a previous year
  (note 19 (b))                           -                118                 -               118

Translation adjustment                2,315              1,550               281             4,146
                              -------------     --------------     -------------     -------------
Balance as at February 29,
  2004                               88,455             15,611             8,453           112,519

Goodwill acquired                         -                  -                 -                 -

Translation adjustment                    -                  -                 -                 -
                              -------------     --------------     -------------     -------------
Balance as at June 3, 2004    $      88,455     $       15,611     $       8,453     $     112,519
                              =============     ==============     =============     =============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

7.    GOODWILL (CONTINUED):

                                                    Bathroom         Kitchen          Spas           Total
                                                 -------------    -------------    ----------    -------------
THE COMPANY:

Goodwill acquired on June 4, 2004                $     228,718    $           -    $        -    $     228,718

Contingent consideration paid (note 19 (b))                  -              128             -              128

Translation adjustment                                  (4,536)               2             -           (4,534)
                                                 -------------    -------------    ----------    -------------
Balance as at February 28,
  2005                                           $     224,182    $         130    $        -    $     224,312
                                                 =============    =============    ==========    =============

      As of February 28, 2005, the Company performed an impairment test and concluded that the fair value of the reporting units was higher than their respective carrying value.

      As of February 29, 2004, the Predecessor Company completed the 2004 annual goodwill test for impairment and recorded an impairment loss of $4,511,000 for its Spa reporting unit, as the carrying amount of goodwill exceeded its fair value. The fair value of the Spa reporting unit was established based on discounted projected cash flows.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

8.    LONG-TERM DEBT:

                                            Effective                        Predecessor
                                       interest rates as at    Years of        Company      The Company
                                         February 28, 2005     maturity         2004           2005
                                       --------------------  -------------  -------------  -------------
MAAX Corporation
  Term loan A (C$117,000,000)                   5.2%                2010    $           -  $      94,852
  Term loan B                                   5.4%                2012                -        114,425
  Senior subordinated notes                    9.75%                2013                -        150,000
  Capital lease obligation                     8-10%                2008                -            809
  Other                                     various            2004-2014              595            468
Predecessor Company
  Revolving credit                              1.9%                2006            2,000              -
  Senior unsecured notes                        6.7%                2009           45,500              -
  Notes payable on a business
    acquisition, unsecured                      3.0%                2006            9,333              -
  Notes payable                                 8.0%                2005               16              -
                                       ------------          -----------    -------------  -------------
                                                                                   57,444        360,554

  Current portion of long-term debt                                                 4,782          6,286
                                                                            -------------  -------------
                                                                            $      52,662  $     354,268
                                                                            =============  =============

      MAAX Corporation

      On June 4, 2004, MAAX Corporation negotiated a new credit facility in connection with the acquisition of MAAX Inc., consisting of the issuance of Term loan A, for an amount of C$130 million, Term loan B for an amount of $115 million and senior subordinated notes for an amount of $150 million. Term loan A bears interest at Canadian banker's acceptance rate or LIBOR plus 2.5%, and Term loan B bears interest at LIBOR plus 2.75%. The principal amounts of these term loans must be repaid in consecutive quarterly installments from December 2004 to September 2009 for the Term loan A, and from September 2004 to June 2011 for the Term loan B.

      MAAX Corporation also has access to an authorized revolving credit facility of an amount of C$50 million or its equivalent in US dollars, bearing interest at LIBOR plus 2.5%.

      The revolving credit facility, Term loan A facility and Term loan B facility are guaranteed by all existing and future, direct and indirect Canadian and US subsidiaries of MAAX Corporation, including its parent, the Company, subject to certain exceptions agreed to in the loan documents. In addition, MAAX Corporation's obligations under the facility and the obligations of the parent and subsidiary guarantors under the guarantees are secured by substantially all of the assets of MAAX Corporation and each of its parent and its subsidiary guarantors. The agreement governing these credit facilities contains certain covenants including the obligation to maintain certain financial ratios.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

8.    LONG-TERM DEBT (CONTINUED):

      MAAX Corporation (continued):

      The MAAX Corporation senior subordinated notes bear interest at a rate of 9.75% and are fully redeemable upon maturity in June 2012. The agreement governing these notes contains certain covenants including the obligation to maintain certain financial ratios.

      As at February 28, 2005, MAAX Corporation was not in default on its debt covenants.

      The principal repayments on long-term debt, excluding the revolving credit, for each of the next five years and thereafter are as follows:

2006                                                      $       6,286
2007                                                             12,384
2008                                                             17,289
2009                                                             27,999
2010                                                             37,682
Thereafter                                                      258,914

      Predecessor Company

      The Predecessor Company had a revolving credit facility in an amount of C$150 million or the equivalent in US dollars to finance its current operations, capital expenditures and business acquisitions. In the case of non-renewal, the revolving credit facility was to become a term loan payable after two years. The agreement governing this credit facility contained certain covenants including the obligation to maintain certain financial ratios. The unused portion of the revolving credit facility at year-end amounted to $110,300,000 in 2004.

      The revolving credit facility bore interest at variable rates based on banker's acceptance rate, bank prime rate or LIBOR.

      The Predecessor Company also had senior unsecured notes in an amount of $45.5 million. These notes bore interest at the annual rate of 6.7% and were fully redeemable upon maturity in October 2008.

      The agreement governing these notes contained certain covenants including the obligation to maintain certain financial ratios.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

9.    INCOME TAXES:

      The Canadian and foreign components on income before income taxes and the applicable provision for income taxes are as follows:

                                              Predecessor Company                          The Company
                              -----------------------------------------------------          270-day
                                                                      95-day period       period ended
                                                                      ended June 3,        February 28,
                                   2003               2004                2004                2005
                              -------------       -------------       -------------       -------------
Canada                        $      23,095       $      23,564       $     (13,716)      $     (11,900)
Foreign                              18,029              22,634              17,084              14,197
                              -------------       -------------       -------------       -------------
Income before income
  taxes                       $      41,124       $      46,198       $       3,368       $       2,297
                              =============       =============       =============       =============

      Total provision for income tax attributable to income consists of:

                                                 Predecessor Company                       The Company
                              -----------------------------------------------------          270-day
                                                                      95-day period       period ended
                                                                      ended June 3,        February 28,
                                  2003                2004                2004                2005
                              -------------       -------------       -------------       -------------
Current:
    Canada                    $       4,755       $       4,082       $       1,797       $      (1,004)
    Foreign                           5,619               7,750               2,125               1,929
                              -------------       -------------       -------------       -------------
                                     10,374              11,832               3,922                 925

Deferred:
    Canada                            3,142               3,181              (2,825)              2,212
    Foreign                           2,183                (766)                475                (932)
                              -------------       -------------       -------------       -------------
                                      5,325               2,415              (2,350)              1,280
                              -------------       -------------       -------------       -------------
Total provision               $      15,699       $      14,247       $       1,572       $       2,205
                              =============       =============       =============       =============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

9.    INCOME TAXES (CONTINUED):

      The reconciliation between income tax expense calculated using combined statutory and effective tax rates is as follows:

                                                      Predecessor Company                       The Company
                                      -----------------------------------------------------       270-day
                                                                                95-day          period ended
                                                                              period ended      February 28,
                                            2003              2004            June 3, 2004          2005
                                      ---------------   -----------------   ---------------   ----------------
Income tax expense
  calculated using
  statutory rates                     $ 14,352   34.9%  $  15,106    32.7%  $ 1,044    31.0%  $    875    38.1%

Add (deduct) tax effect of the
  following:
    Credit for manufacturing
      and processing profits              (697)  (1.7)       (165)   (0.4)        -       -          -       -
    Permanent differences                   78    0.2      (1,222)   (2.6)     (416)  (12.4)      (238)  (10.3)
    Valuation allowance on
      deferred tax assets of the
      European subsidiary                1,857    4.5           -       -         -       -          -       -
    Change in tax rate related
      to foreign income and
      other differences                    109    0.3         528     1.1       944    28.1      1,568    68.2
                                      --------   ----   ---------   -----   -------   -----   --------   -----
                                         1,347    3.3        (859)   (1.9)      528    15.7      1,330    57.9
                                      --------   ----   ---------   -----   -------   -----   --------   -----
                                      $ 15,699   38.2%  $  14,247    30.8%  $ 1,572    46.7%  $  2,205    96.0%
                                      ========   ====   =========   =====   =======   =====   ========   =====

      The tax effects of significant items comprising net deferred tax liabilities are as follows:

                                                                        Predecessor
                                                                          Company        The Company
                                                                            2004            2005
                                                                       -------------    -------------
Operating losses carried forward                                       $       7,165    $      16,396
Difference in accounting and tax basis for:
    Current assets and liabilities                                             3,506            3,514
    Property, plant and equipment                                             (9,605)         (37,894)
    Deductible goodwill                                                       (5,357)         (16,291)
    Derivative financial instruments                                          (3,764)          (2,922)
    Other assets                                                                (415)          (1,636)
    Long-term debt                                                                 -           (4,432)
Other                                                                             37               93
Valuation allowance on operating losses carried forward                       (5,788)          (8,930)
                                                                       -------------    -------------
Deferred income taxes                                                  $     (14,221)   $     (52,102)
                                                                       =============    =============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

9.    INCOME TAXES (CONTINUED):

      The valuation allowance increased (decreased) by $3,066,000 in 2003, ($1,406,000) in 2004, by $270,000 during the 95-day period ended June 3, 2004 and $2,152,000 during the 270-day period ended February 28, 2005.

                                                              Predecessor
                                                                Company          The Company
                                                                  2004              2005
                                                             -------------      -------------
Deferred income taxes are as follows:
     Deferred income tax asset - current portion             $       3,542      $       3,588
     Deferred income tax asset - long-term portion                   1,762              9,845
     Deferred income tax liability - current portion                (3,824)            (1,607)
     Deferred income tax liability - long-term portion             (15,701)           (63,928)
                                                             -------------      -------------
Deferred income taxes                                        $     (14,221)     $     (52,102)
                                                             =============      =============

      The Company and the Predecessor Company have not recognized a deferred tax liability for the undistributed earnings of their subsidiaries in the current and prior years because the Company currently does not expect those undistributed earnings to reverse and become taxable in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as the sale of the investment or through the receipt of dividends. Such liability is not reasonably determinable at the present time.

      Management believes that it is more likely than not that the amount of deferred income tax assets for which it has not provided a valuation allowance will be realized through the future operations of the Company.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

9.    INCOME TAXES (CONTINUED):

      Tax losses carried forward:

      The losses carried forward for tax purposes available to reduce future income taxes amount to $47,938,000 as at February 28, 2005. The Company can apply these losses against future taxable income within the following delays:

                                    Canada       United States        Europe          Total
                                -------------   ---------------   -------------   -------------

2006                            $         368   $             -   $           -   $         368
2007                                      711                 -               -             711
2008                                    1,995                 -               -           1,995
2010                                    4,552                 -               -           4,552
2014                                    3,119                 -               -           3,119
2015                                   20,898                 -               -          20,898
2025                                        -             1,590               -           1,590
Indefinitely                                -                 -          14,705          14,705
                                -------------   ---------------   -------------   -------------
                                       31,643             1,590          14,705          47,938

Tax losses on which a tax
  benefit has been accounted
  for as a deferred tax asset         (22,667)                -               -         (22,667)
                                -------------   ---------------   -------------   -------------
Tax losses on which no tax
  benefit has been
  accounted for as a
  deferred tax asset            $       8,976   $         1,590   $      14,705   $      25,271
                                =============   ===============   =============   =============

10.   CAPITAL STOCK:

      The Company

      The authorized capital of the Company consists of 100,000 common shares without nominal or par value.

      Issued and paid: 2,020 shares

      On June 4, 2004, the Company issued 2,000 shares to its parent company, MAAX Holdings, Inc., for a cash consideration of $133,689,000.

      On December 10, 2004, the Company issued 20 shares to its parent company for a cash consideration of $1,764,000.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

10.   CAPITAL STOCK (CONTINUED):

      Predecessor Company

      The authorized capital of the Predecessor Company consisted of an unlimited number no par value of common shares and Class A and Class B preferred shares, non-participating and non-voting. Issued and outstanding in 2004: 24,395,459 common shares.

      Share purchase loan:

            In January 2001, a loan of $613,000, recorded as a reduction of capital stock, was granted to a senior executive for the purchase of 100,000 common shares of the Predecessor Company. This loan was payable together with quarterly interest, at the Company's borrowing rate. Reimbursements amounted to $102,000 in 2003 and $102,000 in 2004. The contract provided that, after the period of three years, the outstanding balance of the loan would be forgiven under certain conditions. These conditions were met in the year 2004 and the then outstanding balance of the loan, amounting to $307,000, was forgiven. The expense related to the forgiveness was recorded in the Statement of Income over the previous three years.

      Shares issued on business acquisition:

      The Predecessor Company had initially reserved 75,000 common shares at $11 per share, in connection with a purchase price balance payable in shares related to a business acquisition that occurred in 2000.

Common shares reserved                                          75,000

Common shares issued in:
         2001                                                  (15,000)
         2002                                                  (15,000)
         2003                                                  (15,000)
         2004                                                  (30,000)
                                                               -------
                                                                     -
                                                               =======

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

11.   STOCK-BASED COMPENSATION:

      Stock option purchase plan of the Company:

      The parent company has a stock-based compensation plan, which is described below. The Company accounts for the fair value of its grants under this plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". The compensation cost that has been charged against income for this plan is $731,000 for the period from June 4, 2004 to February 28, 2005.

      Under this plan, the parent company may grant options to its senior management and to some members of the Board of Directors for up to 299,517 shares (813,326 shares before December 10, 2004) of common stock. The exercise price of each option equals the estimated market value of the parent company's stock on the date of grant and an option's maximum term is ten years, or earlier in cases of termination of employment, retirement, disability or death. Under this program, 30% of the options granted vest over a five-year period (6% at each of the five first anniversary dates) and 70% of the options granted vest (14% each year) upon the parent company attainment of certain equity targets.

      On December 10, 2004, 450,550 options were cancelled in exchange for a bonus payment of $1,912,000 paid to the senior management and to one member of the Board of Directors.

      The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 4.05%; and expected life of 5 years.

      A summary of the status of the parent company's stock option plan as of February 28, 2005 and changes during the period ended on that date are presented below:

                                                                  Weighted
                                                                  average
                                                                  exercise
                                                Options             price
                                               ---------        -------------
Outstanding, beginning of period                       -        $           -
Granted                                          737,195                16.68
Cancelled                                       (450,550)               16.56
                                               ---------        -------------
Outstanding as of February 28, 2005              286,645        $       16.87
                                               =========        =============
Options exercisable as of February 28, 2005            -        $           -
                                               =========        =============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

11.   STOCK-BASED COMPENSATION (CONTINUED):

      Stock option purchase plan of the Company (continued):

      The following table summarizes information on outstanding stock options as at February 28, 2005:

                                                Options outstanding            Vested options
                                         ---------------------------------   -------------------
                                                                 Weighted              Weighted
                                                    Average      average                average
   Range of                                        remaining     exercise              exercise
exercise price                            Number     life         price      Number      price
----------------                         -------   ---------   -----------   ------   ----------
$16.56                                   262,645   9.3 years   $     16.56        -   $        -
$20.24                                    24,000   9.9 years         20.24        -            -
                                         -------   ---------   -----------   ------   ----------
$16.56 to $20.24                         286,645   9.4 years   $     16.87        -   $        -
                                         =======   =========   ===========   ======   ==========

      Under this plan, 12,872 stock options may still be granted at the end of the year.

      Certain members of management rolled over stock options of the Predecessor Company's previous option plan into the parent company's plan. The value of these options has been recorded as additional paid-in capital on June 4, 2004. A summary of the status of these stock options as of February 28, 2005 and changes during the period ended on that date are presented below:

                                                                       Weighted
                                                                        average
                                                                       exercise
                                                           Options       price
                                                           -------     ---------
Outstanding at beginning of period                               -     $       -
Rolled over                                                173,581          4.91
Redeemed by the parent company                              (9,378)         6.75
                                                           -------     ---------
Outstanding as of February 28, 2005                        164,203     $    4.81
                                                           =======     =========
Options exercisable as of February 28, 2005                164,203     $    4.81
                                                           =======     =========

      A member of management also received options to purchase 42,995 preferred shares of the parent company for $0.01 each. An amount of $750,000 was recorded as a compensation expense presented in the statement of income as part of selling, general and administrative in the period from June 4, 2004 to February 28, 2005 in connection with this grant.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

11.   STOCK-BASED COMPENSATION (CONTINUED):

      Stock option purchase plan of the Predecessor Company:

      Under the 1987 stock option purchase plan of the Predecessor Company for the benefit of senior executives and management of the Predecessor Company, 3,572,980 common shares were reserved. The exercise price of each option granted was based on the closing price on the Toronto Stock Exchange on the day preceding the grant. The plan provided for a maximum option term of ten years, or earlier in cases of termination of employment, retirement or death. The holder could have exercised these options, subject to an annual limit of 20%, such limit being cumulative during the first five years.

      A summary of the status of the stock option purchase plan as at February 28, 2003 and February 29, 2004 and changes during the years ended on those dates are presented below:

                                            2003                       2004
                                  ------------------------   -------------------------
                                                Weighted                   Weighted
                                                 average                    average
                                                exercise                   exercise
                                   Options       price        Options        price
                                  ---------   ------------   ---------   -------------
Outstanding at beginning
  of year                         1,650,000   $       7.78   1,523,700   $        9.40
Granted                             175,000          11.23     125,000           13,57
Exercised                          (286,300)          6.22    (221,200)           7.55
Cancelled                           (15,000)          8.29     (15,000)          13.02
                                  ---------   ------------   ---------   -------------
Outstanding at end of year        1,523,700   $       8.46   1,412,500   $       10.01
                                  =========   ============   =========   =============
Vested options at end of year       942,700   $       8.25     909,500   $        9.67
                                  =========   ============   =========   =============

      In accordance with the plan, the Predecessor Company granted stock options to certain employees of its US subsidiaries. Under the current US tax rules, the exercise of these stock options gave rise to a tax deduction. This tax deduction was considered to be an equity transaction and was, therefore, recorded as a credit to the additional paid-in capital.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

11.   STOCK-BASED COMPENSATION (CONTINUED):

      Stock option purchase plan of the Predecessor Company (continued):

      The following table summarizes information on outstanding stock options as at February 29, 2004:

              Options outstanding                                               Vested options
-----------------------------------------------------------------     ------------------------
                                                       Weighted                     Weighted
                                        Average         average                     average
     Range of                          remaining       exercise                     exercise
  exercise price           Number        life            price         Number        price
--------------------     ---------     ---------     ------------     -------   --------------
$  3.89 to $    4.64        79,500     2.2 years     $       3.94      79,500     $       3.94
$  6.93 to $    9.73       692,000     5.8 years             8.22     458,000             8.27
$ 11.08 to $   15.08       641,000     6.6 years            12.61     372,000            12.61
--------------------     ---------     ---------     ------------     -------     ------------
$  3.89 to $   15.08     1,412,500     6.0 years     $      10.01     909,500     $       9.67
====================     =========     =========     ============     =======     ============

      The weighted average fair value of stock options granted was $5.02 in 2003 and $7.79 in 2004. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

                                                   2003                2004
                                               ------------        ------------
Risk-free interest rate                                4.96%               4.41%
Expected option life                                8 years             8 years
Expected volatility                                    33.0%               53.0%
Expected dividend yield                        $       0.09        $       0.10

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

11.   STOCK-BASED COMPENSATION (CONTINUED):

      Stock option purchase plan of the Predecessor Company (continued):

      The Predecessor Company has elected to account for its stock options under the provisions of APB 25. If the stock options had been accounted for based on the fair value method, pro forma net income and pro forma earnings per common share would have been as follows:

                                                                      March 1, 2004 to
                                           2003           2004          June 3, 2004
                                        -----------    -----------    ----------------
Net income, as reported                 $    14,113    $    31,951    $          1,796
Stock-based employee compensation
  expense determined under the
  fair value method                             963            979               1,108
                                        -----------    -----------    ----------------
Pro forma net income                    $    13,150    $    30,972    $            688
                                        ===========    ===========    ================

      Stock compensation plan:

      Bonuses amounting to $254,000 (nil in 2004) have been declared and accounted for in the results of the year ended February 28, 2003. The net proceeds from these bonuses after income taxes have been used to acquire 11,700 shares under the stock compensation plan.

      Deferred compensation plan for directors:

      The Company had established a deferred compensation plan for its directors that was effective since May 1, 2003. Under the terms of this plan, deferred share units of the Company were granted. Each deferred share unit gave the right to its holder to receive a payment in cash, upon termination of his services with the Board, equivalent to the fair market value of the shares at the payment date.

      This plan has been terminated by a resolution of the Board of Directors on March 10, 2004.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

12. INFORMATION ON THE CONSOLIDATED STATEMENTS OF INCOME:

                                                               Predecessor                          The Company
                                                                 Company       March 1, 2004      June 4, 2004 to
                                                    2003          2004        to June 3, 2004    February 28, 2005
                                                  ---------    -----------    ---------------    -----------------
OTHER EXPENSES INCLUDED IN SELLING,
  GENERAL AND ADMINISTRATIVE:

  Interest income                                 $   (124)      $   (355)      $    (31)           $     (125)
  Exchange (gains) losses                            1,178         (1,649)        (1,051)               (3,164)
  Change in fair value of derivative
    instruments (realized and unrealized)           (1,754)       (14,405)           712                (7,365)
  Other financial expenses                           2,835          3,325            799                 3,849
                                                  --------       --------       --------            ----------
                                                  $  2,135       $(13,084)      $    429            $   (6,805)
                                                  ========       ========       ========            ==========
INTEREST EXPENSES:

  Interest on long-term debt                      $  3,267       $  3,808       $  1,076            $   18,857
  Interest on bank loans                               280            572            124                   229
  Amortization of deferred financing charges           418            518            121                 1,483
                                                  --------       --------       --------            ----------
                                                  $  3,965       $  4,898       $  1,321            $   20,569
                                                  ========       ========       ========            ==========
DEPRECIATION AND AMORTIZATION:

  Property, plant and equipment                   $ 11,502       $ 13,489       $  3,415            $   10,297
  Intangible assets                                    910          2,068            521                 3,697
  Deferred costs                                       183             81             51                   106
                                                  --------       --------       --------            ----------
                                                  $ 12,595       $ 15,638       $  3,987            $   14,100
                                                  ========       ========       ========            ==========

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

13. SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                   Predecessor Company               The Company
                                                         ----------------------------------------  June 4, 2004 to
                                                                                 March 1, 2004 to    February 28,
                                                           2003        2004        June 3, 2004         2005
                                                         ---------   ---------   ----------------  ---------------
Net change in non-cash balances related to operations:
    Accounts receivable                                  $  2,782    $ (5,845)      $(15,190)         $ 22,186
    Inventories                                            (4,454)      8,089         (2,049)            7,454
    Assets held for sale                                        -           -              -               664
    Prepaid expenses                                         (315)        316            308            (1,216)
    Accounts payable and accrued liabilities                 (339)     10,303          6,778            (8,423)
    Income taxes payable                                     (335)      4,101         (3,686)           (8,971)
                                                         --------    --------       --------          --------
                                                         $ (2,661)   $ 16,964       $(13,839)         $ 11,694
                                                         ========    ========       ========          ========

14. PENSION PLANS:

    The Company maintains defined contribution pension plans for certain employees. The pension expenses related to those pension plans amounted to $1,253,000 in 2003, $1,028,000 in 2004, $327,000 for the 95-day period ended
    June 3, 2004 and to $810,000 for the 270-day period ended February 28, 2005.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

    The Company operates and sells its products internationally and is, therefore, exposed to risks related to foreign exchange fluctuations and credit risk. The Company is also exposed to interest rate fluctuations.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

    Foreign exchange risk management:

    The Company is exposed to risks related to foreign exchange fluctuations on its exports of goods manufactured in Canada. These risks are partially mitigated by the Company's purchases for its Canadian operations in the same foreign currency, its debt service and its foreign exchange forward contracts. The notional amounts of derivative financial instruments shown in the following table represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market or credit risk of such instruments. The notional amounts represent the amounts to which an exchange rate will be applied to determine the amount of cash flows to be exchanged. None of these instruments is held or issued for speculative purposes.

    Foreign exchange forward contracts to sell in US dollars:

            Predecessor Company
          -----------------------               The Company
                         2004                      2005
___________________________________________________________
          Notional                  Notional
Maturity   amounts   Average rate   amounts    Average rate
--------  ---------  ------------  ----------  ------------
2005      $  42,000     1.5454     $        -          -
2006         42,000     1.5439         42,000     1.5439

    Interest rate risk management:

    The Predecessor Company has entered into interest rate swaps by which it was committed to exchange, at specific intervals, the difference between fixed and floating interest rates calculated by reference to the notional amounts.

    During the year 2002, the Predecessor Company entered into an interest rate swap on its senior unsecured notes, for an amount of $45.5 million, maturing in December 2003. The swap converted the fixed interest rate into a variable interest rate based on the three-month LIBOR rate.

    During the year 2003, the Predecessor Company entered into an interest rate swap on its US dollar denominated debt, for a notional amount of $30.0 million, maturing in September 2005. The swap converted the variable interest rate into a fixed interest rate of 3.48%. This instrument was cancelled by the Company in July 2004.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

    Interest rate risk management (continued):

    During the year 2005, the Company entered into an interest rate cap on its US dollar denominated debt, for a notional amount of $40.0 million, maturing in June 2007. The cap limits the appreciation of LIBOR rate to a maximum of 6% on the notional amount covered.

    Credit risk management:

    The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company monitors the financial condition of its customers on a regular basis and establishes the credit rating of all new customers. An allowance for doubtful accounts is established based on the specific credit risk of its customers, historical trends and economic circumstances. The Company does not believe that it is exposed to an unusual level of credit risk.

    The Predecessor Company and the Company sell on a monthly basis (quarterly basis in 2003 and 2004) a portion of their accounts receivable under the terms of securitization agreements. Accounts receivable amounting to $62,433,710 in 2003; $47,941,637 in 2004; $13,217,000 for the 95-day period ended June 3, 2004 and $59,382,000 for the 270-day period ended February 28, 2005 were sold under the terms of these agreements. Accounts receivable amounting to $11,000,000 as at February 28, 2003; $12,819,000 as at February 29, 2004; and $15,109,000 as at February 28, 2005 were sold under the terms of these agreements.

    The Company has retained the responsibility for servicing, administering and collecting trade receivables sold. There is no recourse under the securitization agreements on the Company's other assets for failure of debtors to pay the trade receivables on due date.

    Expenses related to these agreements amounting to $164,000 in 2003, $211,000 in 2004, $55,000 for the 95-day period ended June 3, 2004 and $311,000 for the 270-day period ended February 28, 2005 have been recorded in the selling, general and administrative expenses.

    The Company believes that the diversity of its customer base, by product and by region, reduces its credit risk and the impact of abrupt fluctuations in product demand.

    Fair value of financial instruments:

    The carrying value of interest rate swaps, interest rate cap and foreign exchange forward contracts equals the fair value as they are recorded in the balance sheet at their fair value.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

    Fair value of financial instruments (continued):

    Carrying values and fair values of the financial instruments as at February 29, 2004 and February 28, 2005 are as follows:

                                    Predecessor
                                      Company                  The Company
                                       2004                       2005
                                    -----------                -----------
                       Carrying        Fair        Carrying       Fair
                        value          value        value         value
                    --------------  -----------  ------------  -----------
Long-term debt (1)  $     (57,444)  $  (61,704)  $  (360,086)  $ (367,774)
                    =============   ==========   ===========   ==========

    (1) Including current portion

    The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields or market value of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were terminated at these dates.

16. SEGMENTED INFORMATION:

    The Company designs, develops, manufactures and distributes products in three business segments: bathroom, kitchen and spas. The business segments are managed separately because each business requires different technologies and marketing strategies. Management of the Company evaluates the performance of each segment based on earnings before interest, tax, depreciation and amortization. Operations are located in Canada, the United States and Europe.

    The accounting policies used in these business segments are the same as those described in the significant accounting policies. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

    Approximately 29% in 2003, 24% in 2004, 20% for the 95-day period ended June 3, 2004 and 20% for the 270-day period ended February 28, 2005 of total net sales originate from one client.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

16. SEGMENTED INFORMATION (CONTINUED):

    Reconciliations with the financial statements of revenues and assets by business segment and geographic segment are:

                                      Predecessor Company               The Company
                          ------------------------------------------   June 4, 2004
                                                      March 1, 2004   to February 28,
                             2003          2004      to June 3, 2004       2005
                          -----------  ------------  ---------------  ---------------
Net sales:
  Bathroom                $  325,333   $   400,776     $   117,985      $   301,401

  Kitchen                     34,568        40,742          10,650           33,443
  Intersegment - Kitchen           -             -              (5)             (40)
                          ----------   -----------     -----------      -----------
                              34,568        40,742          10,645           33,403

  Spas                        62,364        54,296          15,206           41,238
  Intersegment - Spas            (73)          (77)              -                -
                          ----------   -----------     -----------      -----------
                              62,291        54,219          15,206           41,238
                          ----------   -----------     -----------      -----------
                          $  422,192   $   495,737     $   143,836      $   376,042
                          ==========   ===========     ===========      ===========

                                         Predecessor Company              The Company
                             -----------------------------------------   June 4, 2004
                                                        March 1, 2004   to February 28,
                                2003         2004      to June 3, 2004       2005
                             ----------  ------------  ---------------  ---------------
Income before income taxes:
  Bathroom                   $   38,072    $  48,883       $   4,699      $      4,496
  Kitchen                         2,308        5,589            (649)           (1,940)
  Spas                              744       (8,274)           (682)             (259)
                             ----------    ---------       ---------      ------------
                             $   41,124    $  46,198       $   3,368      $      2,297
                             ==========    =========       =========      ============

                                                          Predecessor Company             The Company
                                                  ------------------------------------   June 4, 2004
                                                                        March 1, 2004   to February 28,
                                                   2003        2004    to June 3, 2004       2005
                                                  -------     -------  ---------------  ---------------
Depreciation of property, plant and equipment,
  intangible assets and goodwill:
    Bathroom                                      $ 9,598     $12,429       $ 3,257         $12,031
    Kitchen                                         1,551       1,772           445           1,353
    Spas                                            1,263       1,356           234             610
                                                  -------     -------       -------         -------
                                                  $12,412     $15,557       $ 3,936         $13,994
                                                  =======     =======       =======         =======

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

16. SEGMENTED INFORMATION (CONTINUED):

                     Predecessor Company
               ------------------------------     The Company
                    2003             2004             2005
               -------------    -------------    -------------
Assets:
    Bathroom   $     287,637    $     311,014    $     556,770
    Kitchen           29,060           37,332           36,715
    Spas              27,492           17,241           23,030
               -------------    -------------    -------------
               $     344,189    $     365,587    $     616,515
               =============    =============    =============

                                                Predecessor Company
                                    --------------------------------------------       The Company
                                                                March 1, 2004 to     June 4, 2004 to
                                       2003          2004         June 3, 2004      February 28, 2005
                                    ----------    ----------    ----------------    -----------------
Additions to property, plant and
  equipment and goodwill:
    Bathroom                        $    9,473    $   16,584      $     2,048         $       4,588
    Kitchen                                830           631              349                   865
    Spas                                   610           758              166                   398
                                    ----------    ----------      -----------         -------------
                                    $   10,913    $   17,973      $     2,563         $       5,851
                                    ==========    ==========      ===========         =============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

16. SEGMENTED INFORMATION (CONTINUED):

    By geographic segment:

                                                  Predecessor Company
                                      --------------------------------------------       The Company
                                                                  March 1, 2004 to     June 4, 2004 to
                                         2003          2004         June 3, 2004      February 28, 2005
                                      ----------    ----------    ----------------    -----------------
Net sales, from Canadian facilities:
    Canada                             $ 116,123     $ 131,245       $  41,848           $   110,040
    United States                         93,905        89,467          21,908                48,173
    Overseas                               1,564         1,258             493                   796
                                       ---------     ---------       ---------           -----------
                                         211,592       221,970          64,249               159,009

Net sales, from American facilities:
    Canada                                   153           249             596                 2,330
    United States                        200,937       257,535          73,761               199,918
    Overseas                                 535           990             372                 1,752
                                       ---------     ---------       ---------           -----------
                                         201,625       258,774          74,729               204,000
Net sales, from European facilities:
    Overseas                               8,975        14,993           4,858                13,033
                                       ---------     ---------       ---------           -----------
                                       $ 422,192     $ 495,737       $ 143,836           $   376,042
                                       =========     =========       =========           ===========

                                                                Predecessor
                                                                  Company       The Company
                                                                -----------     -----------
                                                                    2004            2005
___________________________________________________________________________________________
Property, plant and equipment, intangible assets and goodwill:
    Canada                                                      $   103,270     $   243,453
    United States                                                   115,733         203,588
    Europe                                                            7,416           7,257
                                                                -----------     -----------
                                                                $   226,419     $   454,298
                                                                ===========     ===========

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION:

    The following presents the condensed consolidated financial statements of the Predecessor Company, the acquired entity, on the same basis as that established as a result of the issuance of MAAX Corporation's 9.75% Senior Subordinated Notes due 2012 that designated the various entities making up the consolidated group as either guarantors or non-guarantors in the indenture dated June 4, 2004. The following condensed consolidated financial statements present the financial information of the Company, the Predecessor Company, the subsidiaries that are guarantors of MAAX Corporation's 9.75% Senior Subordinated Notes due 2012, and the subsidiaries that are non-guarantors at February 28, 2005 and for the 270-day period then ended and of the Predecessor Company as at and for the 95-day period ended June 3, 2004 and as at February 28, 2003 and February 29, 2004 and for each of the years ended February 28, 2003 and February 29, 2004. MAAX Corporation is 100% owned by its parent, Beauceland Corporation. Each of the subsidiary guarantors is 100% owned, directly or indirectly, by MAAX Corporation, and the guarantee of each such subsidiary guarantor and the parent guarantor is full and unconditional and joint and several with the guarantees of the other subsidiary guarantors and the parent guarantor.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED BALANCE SHEET
    AS AT FEBRUARY 28, 2003

                                                           Combined        Combined       Adjustments
                                          Predecessor     guarantor      non-guarantor         and
                                            Company      subsidiaries    subsidiaries     eliminations   Consolidated
                                          -----------    ------------    -------------    ------------   ------------
Assets

Current assets:
    Cash (overdraft)                       $  21,150       $ (18,932)      $     450       $       -       $   2,668
    Accounts receivable                        5,581          64,130           2,097         (14,748)         57,060
    Inventories                                  166          49,504           1,696               4          51,370
    Prepaid expenses                             667           2,602             172               -           3,441
    Deferred income taxes                        199           2,922               -               -           3,121
                                           ---------       ---------       ---------       ---------       ---------
                                              27,763         100,226           4,415         (14,744)        117,660

Property, plant and equipment                  3,299          82,345           6,908               -          92,552
Intangible assets                              8,408           8,408               -               -          16,816
Goodwill                                           -          90,302               -          22,460         112,762
Derivative financial instruments                 390           1,604               -               -           1,994
Other assets                                     940             296               -               -           1,236
Investments                                  239,715          18,747               -        (258,462)              -
Deferred income taxes                              -           1,169               -               -           1,169
                                           ---------       ---------       ---------       ---------       ---------
                                           $ 280,515       $ 303,097       $  11,323       $(250,746)      $ 344,189
                                           =========       =========       =========       =========       =========

Liabilities and Shareholders'
  Equity

Current liabilities:
    Bank loan                              $       -       $       -       $   2,451       $       -       $   2,451
    Accounts payable and
      accrued liabilities                      6,889          42,004           6,774         (15,580)         40,087
    Income taxes payable                        (608)          1,062             (34)              -             420
    Deferred income taxes                        181           1,081               -               -           1,262
    Current portion of long-term debt            485           4,770              26               -           5,281
                                           ---------       ---------       ---------       ---------       ---------
                                               6,947          48,917           9,217         (15,580)         49,501
Long-term debt                                83,000          87,999          21,163         (99,232)         92,930
Deferred income taxes                          2,821          11,172               -              18          14,011
Shareholders' equity:
    Capital stock                            103,057          52,502              20         (52,522)        103,057
    Other element of
      shareholders' equity                    84,690         102,507         (19,077)        (83,430)         84,690
                                           ---------       ---------       ---------       ---------       ---------
                                             187,747         155,009         (19,057)       (135,952)        187,747
                                           ---------       ---------       ---------       ---------       ---------
                                           $ 280,515       $ 303,097       $  11,323       $(250,746)      $ 344,189
                                           =========       =========       =========       =========       =========

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED STATEMENT OF INCOME
    YEAR ENDED FEBRUARY 28, 2003:

                                                      Combined       Combined      Adjustments
                                     Predecessor     guarantor     non-guarantor       and
                                       Company      subsidiaries   subsidiaries    eliminations   Consolidated
                                     ------------   ------------   -------------   ------------   ------------
Net sales                            $          -   $    412,990   $       9,268   $        (66)  $    422,192

Expenses:
    Cost of goods sold                          -        279,696           8,132            (66)       287,762
    Selling, general and
      administrative                          496         73,796           2,454              -         76,746
    Depreciation and
      amortization                            993         11,008             594              -         12,595
    Financial expenses                     (3,322)         5,961           1,326              -          3,965
                                     ------------   ------------   -------------   ------------   ------------
                                           (1,833)       370,461          12,506            (66)       381,068
                                     ------------   ------------   -------------   ------------   ------------

Income (loss) before the
  undernoted                                1,833         42,529          (3,238)             -         41,124

Income taxes                                  975         13,442           1,282              -         15,699
                                     ------------   ------------   -------------   ------------   ------------
                                              858         29,087          (4,520)             -         25,425

Equity in earnings
  of investees                             24,567              -               -        (24,567)             -
                                     ------------   ------------   -------------   ------------   ------------

Income (loss) before cumulative
  effect of a change in accounting
  principles                               25,425         29,087          (4,520)       (24,567)        25,425

Cumulative effect of a change
  in accounting principles
  related to impairment of
  goodwill                                      -              -         (11,312)             -        (11,312)
                                     ------------   ------------   -------------   ------------   ------------
Net income (loss)                    $     25,425   $     29,087   $     (15,832)  $    (24,567)  $     14,113
                                     ============   ============   =============   ============   ============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED STATEMENT OF CASH FLOWS
    YEAR ENDED FEBRUARY 28, 2003

                                                                   Combined        Combined       Adjustments
                                                 Predecessor       guarantor     non-guarantor        and
                                                   Company       subsidiaries    subsidiaries     eliminations    Consolidated
                                                 ------------    ------------    -------------    ------------    ------------
Cash flows related to operating activities:
    Net income (loss)                            $     25,425    $     29,087    $     (15,832)   $    (24,567)   $     14,113
    Items not affecting cash:
         Impairment of goodwill                             -               -           11,312               -          11,312
         Depreciation and amortization                    993          11,008              594               -          12,595
         Amortization of financial expenses               414               4                -               -             418
         Deferred income taxes                          1,178           2,951            1,196               -           5,325
         Change in fair value of derivative
           financial instruments                            5          (2,728)               -               -          (2,723)
         Equity in (loss) earnings
           of investees                               (24,567)              -                -          24,567               -
    Net change in non-cash balances
      related to operations                            (3,966)         (1,738)           3,043               -          (2,661)
                                                 ------------    ------------    -------------    ------------    ------------
                                                         (518)         38,584              313               -          38,379

Cash flows related to financing activities:
    Decrease in bank loan                                   -            (741)               -               -            (741)
    Proceeds from issuance of
      long-term debt                                   64,425          64,497            2,748         (67,245)         64,425
    Repayment of long-term debt                       (26,385)         (3,200)          (2,737)          2,171         (30,151)
    Proceeds from issuance of shares                    1,794           2,644               18          (2,662)          1,794
    Interest received on share
      purchase loan                                        13               -                -               -              13
    Dividends paid                                     (2,163)         (6,675)               -           6,675          (2,163)
                                                 ------------    ------------    -------------    ------------    ------------
                                                       37,684          56,525               29         (61,061)         33,177

Cash flows related to investing activities:
    Business acquisitions                                (128)        (59,015)               -               -         (59,143)
    Additions to property, plant
      and equipment                                    (2,845)         (7,769)            (171)              -         (10,785)
    Proceeds from disposal of property,
      plant and equipment                                  67           1,384                -               -           1,451
    (Increase) decrease in investments                (65,453)         (2,283)               -          67,736               -
    Dividends received from subsidiaries                6,675               -                -          (6,675)              -
    Other assets                                         (256)            (91)               -               -            (347)
                                                 ------------    ------------    -------------    ------------    ------------
                                                      (61,940)        (67,774)            (171)         61,061         (68,824)
                                                 ------------    ------------    -------------    ------------    ------------
Net (decrease) increase in cash                       (24,774)         27,335              171               -           2,732

Translation adjustment on cash
  denominated in foreign currencies                     2,234          (3,177)              69               -            (874)
Cash (bank indebtedness), beginning
  of year                                              43,690         (43,090)             210               -             810
                                                 ------------    ------------    -------------    ------------    ------------
Cash (bank indebtedness), end of year            $     21,150    $    (18,932)   $         450    $          -    $      2,668
                                                 ============    ============    =============    ============    ============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED BALANCE SHEET
    AS AT FEBRUARY 29, 2004

                                                       Combined         Combined         Adjustments
                                     Predecessor       guarantor      non-guarantor         and
                                       Company       subsidiaries     subsidiaries      eliminations     Consolidated
                                    ------------     ------------     -------------     ------------     ------------
Assets

Current assets:
    Cash (overdraft)                $     17,292     $    (13,288)    $         463     $          -     $      4,467
    Accounts receivable                    1,099           68,480             3,296           (8,863)          64,012
    Inventories                                -           43,772             1,912                -           45,684
    Prepaid expenses                         267            2,860               166                -            3,293
    Deferred income taxes                    254            3,288                 -                -            3,542
                                    ------------     ------------     -------------     ------------     ------------
                                          18,912          105,112             5,837           (8,863)         120,998

Property, plant and equipment              4,545           85,554             7,413                -           97,512
Intangible assets                          9,304            7,084                 -                -           16,388
Goodwill                                       -           89,055                 -           23,464          112,519
Derivative financial instruments            (452)          12,079                 -                -           11,627
Other assets                               1,151            3,630                 -                -            4,781
Investments                              472,107          231,714                 -         (703,821)               -
Deferred income taxes                         15            1,747                 -                -            1,762
                                    ------------     ------------     -------------     ------------     ------------
                                    $    505,582     $    535,975     $      13,250     $   (689,220)    $    365,587
                                    ============     ============     =============     ============     ============

Liabilities and Shareholders'
  Equity

Current liabilities:
    Accounts payable and
      accrued liabilities           $     11,795     $     41,287     $       8,524     $     (9,152)    $     52,454
    Income taxes payable                     483            4,179               103                -            4,765
    Deferred income taxes                      -            3,824                 -                -            3,824
    Current portion of
      long-term debt                          16            4,751                15                -            4,782
                                    ------------     ------------     -------------     ------------     ------------

                                          12,294           54,041             8,642           (9,152)          65,825

Long-term debt                           258,597          203,742            28,284         (437,961)          52,662
Deferred income taxes                      3,292           12,388                 -               21           15,701

Shareholders' equity:
    Capital stock                        105,044          208,291                23         (208,314)         105,044
    Other element of
      shareholders' equity               126,355           57,513           (23,699)         (33,814)         126,355
                                    ------------     ------------     -------------     ------------     ------------
                                         231,399          265,804           (23,676)        (242,128)         231,399
                                    ------------     ------------     -------------     ------------     ------------
                                    $    505,582     $    535,975     $      13,250     $   (689,220)    $    365,587
                                    ============     ============     =============     ============     ============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED STATEMENT OF INCOME
    YEAR ENDED FEBRUARY 29, 2004

                                                Combined        Combined       Adjustments
                              Predecessor       guarantor     non-guarantor        and
                                Company       subsidiaries    subsidiaries     eliminations    Consolidated
                              ------------    ------------    -------------    ------------    ------------
Net sales                     $          -    $    480,541    $      15,273    $        (77)   $    495,737

Expenses:
    Cost of goods sold                   -         332,806           11,702             (77)        344,431
    Selling, general and
      administrative                 3,042          74,259            2,760               -          80,061
    Depreciation and
      amortization                   1,279          13,680              679               -          15,638
    Financial expenses              (4,668)          8,027            1,539               -           4,898
    Impairment of goodwill           1,575           2,936                -               -           4,511
                              ------------    ------------    --------------   ------------    ------------
                                     1,228         431,708           16,680             (77)        449,539

                              ------------    ------------    --------------   ------------    ------------
(Loss) income before
  the undernoted                    (1,228)         48,833           (1,407)              -          46,198

Income taxes                           (32)         14,147              132               -          14,247
                              ------------    ------------    --------------   ------------    ------------
                                    (1,196)         34,686           (1,539)              -          31,951

Equity in earnings
  of investees                      33,147               -                -         (33,147)              -

                              ------------    ------------    -------------    ------------    ------------
Net income (loss)             $     31,951    $     34,686    $      (1,539)   $    (33,147)   $     31,951
                              ============    ============    =============    ============    ============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED STATEMENT OF CASH FLOWS
    YEAR ENDED FEBRUARY 29, 2004

                                                                  Combined         Combined        Adjustments
                                               Predecessor       guarantor      non-guarantor         and
                                                  Company       subsidiaries     subsidiaries     eliminations     Consolidated
                                               ------------     ------------    -------------     ------------     ------------
Cash flows related to operating
  activities:
    Net income (loss)                          $     31,951     $     34,686    $      (1,539)    $    (33,147)    $     31,951
    Items not affecting cash:
         Impairment of goodwill                       1,575            2,936                -                -            4,511
         Depreciation and amortization                1,279           13,680              679                -           15,638
         Amortization of financial
           expenses                                     513                5                -                -              518
         Deferred income taxes                          (90)           2,505                -                -            2,415
         Change in fair value of derivative
           financial instruments                        866          (10,076)               -                -           (9,210)
         Equity in (loss) earnings
           of investees                             (33,147)               -                -           33,147                -
    Net change in non-cash balances
      related to operations                          11,167            5,754               43                -           16,964
                                               ------------     ------------    -------------     ------------     ------------
                                                     14,114           49,490             (817)               -           62,787

Cash flows related to financing activities:
    Decrease in bank loan                                 -                -           (2,637)               -           (2,637)
    Proceeds from issuance of
      long-term debt                                206,197           26,615            3,588         (236,400)               -
    Repayment of long-term debt                     (35,961)          (4,435)             (38)               -          (40,434)
    Proceeds from issuance of shares                  1,748          161,553                -         (161,553)           1,748
    Interest received on share
      purchase loan                                      15                -                -                -               15
    Dividends paid                                   (2,489)               -                -                -           (2,489)
                                               ------------     ------------    -------------     ------------     ------------
                                                    169,510          183,733              913         (397,953)         (43,797)

Cash flows related to investing activities:
    Business acquisitions                              (117)              (5)               -                -             (122)
    Additions to property, plant
      and equipment                                  (2,135)         (15,567)            (149)               -          (17,851)
    Proceeds from disposal of property,
      plant and equipment                                34            1,717                -                -            1,751
    (Increase) decrease in investments             (186,854)        (211,099)               -          397,953                -
    Other assets                                       (625)            (289)               -                -             (914)
                                               ------------     ------------    -------------     ------------     ------------
                                                   (189,697)        (225,243)            (149)         397,953          (17,136)
                                               ------------     ------------    -------------     ------------     ------------

Net (decrease) increase in cash                      (6,073)           7,980              (53)               -            1,854

Translation adjustment on cash
  denominated in foreign currencies                   2,215           (2,336)              66                -              (55)

Cash (bank indebtedness), beginning
  of year                                            21,150          (18,932)             450                -            2,668
                                               ------------     ------------    -------------     ------------     ------------
Cash (bank indebtedness), end of year          $     17,292     $    (13,288)   $         463     $          -     $      4,467
                                               ============     ============    =============     ============     ============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED STATEMENT OF INCOME
    95-DAY PERIOD ENDED JUNE 3, 2004

                                              Combined         Combined        Adjustments
                            Predecessor       guarantor     non-guarantor         and
                              Company       subsidiaries     subsidiaries     eliminations    Consolidated
                            ------------    ------------    -------------     ------------    ------------
Net sales                   $          -    $    138,970    $       4,866     $          -    $    143,836

Expenses:
    Cost of goods sold                 -          94,580            3,910                -          98,490
    Selling, general and
      administrative               4,762          31,335              573                -          36,670
    Depreciation and
      amortization                   334           3,468              185                -           3,987
    Financial expenses               695             226              400                -           1,321
                            ------------    ------------    -------------     ------------    ------------
                                   5,791         129,609            5,068                -         140,468
                            ------------    ------------    -------------     ------------    ------------

(Loss) income before
  the undernoted                  (5,791)          9,361             (202)               -           3,368

Income taxes                      (1,333)          2,863               42                -           1,572
                            ------------    ------------    -------------     ------------    ------------
                                  (4,458)          6,498             (244)               -           1,796

Equity in earnings
  of investees                     6,254               -                -           (6,254)              -

                            ------------    ------------    -------------     ------------    ------------
Net income (loss)           $      1,796    $      6,498    $        (244)    $     (6,254)   $      1,796
                            ============    ============    =============     ============    ============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED STATEMENT OF CASH FLOWS
    95-DAY PERIOD JUNE 3, 2004

                                                                   Combined       Combined      Adjustments
                                                  Predecessor      guarantor    non-guarantor       and
                                                     Company     subsidiaries   subsidiaries    eliminations    Consolidated
                                                  ------------   ------------   -------------   ------------    -------------
Cash flows related to operating activities:
    Net income (loss)                             $      1,796   $      6,498   $        (244)  $      (6,254)  $       1,796
    Items not affecting cash:
         Depreciation and amortization                     334          3,468             185               -           3,987
         Amortization of financial
           expenses                                        118              3               -               -             121
         Deferred income taxes                          (1,419)          (931)              -               -          (2,350)
         Change in fair value of derivative
           financial instruments                           (23)         2,702               -               -           2,679
         Stock-based compensation                        2,714              -               -               -           2,714
         Equity in (loss) earnings
           of investees                                 (6,254)             -               -           6,254               -
    Net change in non-cash balances
      related to operations                             (4,289)        (9,758)            208               -         (13,839)
                                                  ------------   ------------   -------------   -------------   -------------
                                                        (7,023)         1,982             149               -          (4,892)

Cash flows related to financing activities:
    Increase (decrease) in bank overdraft               35,818         19,586            (560)              -          54,844
    Proceeds from issuance of
      long-term debt                                    34,000              -               -               -          34,000
    Repayment of long-term debt                        (81,869)           (63)            (31)              -         (81,963)
    Proceeds from issuance of shares                        33         17,653               -         (17,653)             33
    Dividends paid                                      (1,266)             -               -               -          (1,266)
                                                  ------------   ------------   -------------   -------------   -------------
                                                       (13,284)        37,176            (591)        (17,653)          5,648

Cash flows related to investing activities:
    Business acquisitions                               (3,762)             -               -               -          (3,762)
    Additions to property, plant
      and equipment                                       (113)        (2,436)            (14)              -          (2,563)
    Proceeds from disposal of property,
      plant and equipment                                   83             27               -               -             110
    Decrease (increase) in investments                   6,039        (23,692)              -          17,653               -
    Other assets                                           934            142               -               -           1,076
                                                  ------------   ------------   -------------   -------------   -------------
                                                         3,181        (25,959)            (14)         17,653          (5,139)
                                                  ------------   ------------   -------------   -------------   -------------

Net (decrease) increase in cash                        (17,126)        13,199            (456)              -          (4,383)
Translation adjustment on cash
  denominated in foreign currencies                       (166)            89              (7)              -             (84)

Cash (bank indebtedness), beginning
  of year                                               17,292        (13,288)            463               -           4,467
                                                  ------------   ------------   -------------   -------------   -------------
Cash, end of year                                 $          -   $          -   $           -   $           -   $           -
                                                  ============   ============   =============   =============   =============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED BALANCE SHEET
    AS AT FEBRUARY 28, 2005

                                                              Combined      Combined     Adjustments
                                  Beauceland       MAAX       guarantor   non-guarantor      and
                                  Corporation  Corporation  subsidiaries  subsidiaries   eliminations  Consolidated
                                  -----------  -----------  ------------  -------------  ------------  ------------
Assets
Current assets:
    Cash (overdraft)              $         -  $    10,326  $     (5,734) $         867  $          -  $      5,459
    Accounts receivable                     -          613        55,098          3,010          (641)       58,080
    Income taxes receivable                 -        5,295         3,499           (510)            -         8,284
    Inventories                             -            -        42,778          1,809             -        44,587
    Assets held for sale                    -            -         1,545              -             -         1,545
    Prepaid expenses                        -          272         3,451            598             -         4,321
    Deferred income taxes                   -          886         2,702              -             -         3,588
                                  -----------  -----------  ------------  -------------  ------------  ------------
                                            -       17,392       103,339          5,774          (641)      125,864
Property, plant and equipment               -            -        84,726          7,254             -        91,980
Intangible assets                           -       66,669        71,337              -             -       138,006
Goodwill                                    -       14,257       126,735              -        83,320       224,312
Derivative financial instruments            -           24        10,595              -             -        10,619
Other assets                                -       12,036         3,853              -             -        15,889
Investments                           138,967      429,893         9,131              -      (577,991)            -
Deferred income taxes                       -        4,163         5,682              -             -         9,845
                                  -----------  -----------  ------------  -------------  ------------  ------------
                                  $   138,967  $   544,434  $    415,398  $      13,028  $   (495,312) $    616,515
                                  ===========  ===========  ============  =============  ============  ============

Liabilities and Shareholders'
  Equity

Current liabilities:
    Accounts payable and
      accrued liabilities         $         -  $     4,501  $     47,454  $       9,999  $     (8,295) $     53,659
    Deferred income taxes                   -            -         1,607              -             -         1,607
    Current portion of
      long-term debt                        -        6,238            48              -             -         6,286
                                  -----------  -----------  ------------  -------------  ------------  ------------
                                            -       10,739        49,109          9,999        (8,295)       61,552
Long-term debt                              -      353,040       245,976         29,578      (274,326)      354,268
Deferred income taxes                       -       31,738        32,190              -             -        63,928

Shareholders' equity:
    Capital stock                     135,453      135,453        98,319             24      (233,796)      135,453
    Other element of
      shareholders' equity              3,514       13,464       (10,196)       (26,573)       21,105         1,314
                                  -----------  -----------  ------------  -------------  ------------  ------------
                                      138,967      148,917        88,123        (26,549)     (212,691)      136,767
                                  -----------  -----------  ------------  -------------  ------------  ------------
                                  $   138,967  $   544,434  $    415,398  $      13,028  $   (495,312) $    616,515
                                  ===========  ===========  ============  =============  ============  ============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED STATEMENT OF INCOME
    270-DAY PERIOD ENDED FEBRUARY 28, 2005

                                                             Combined       Combined      Adjustments
                                   Beauceland      MAAX      guarantor    non-guarantor      and
                                  Corporation  Corporation  subsidiaries  subsidiaries   eliminations  Consolidated
                                  -----------  -----------  ------------  -------------  ------------  ------------
Net sales                         $         -  $         -  $    363,017  $      13,025  $          -  $    376,042

Expenses:
    Cost of goods sold                      -            -       258,878         10,726             -       269,604
    Selling, general and
      administrative                        -       (3,551)       71,502          1,649          (128)       69,472
    Depreciation and
      amortization                          -        1,678        11,876            546             -        14,100
    Interest expenses                       -          808        20,161          1,188        (1,588)       20,569
                                  -----------  -----------  ------------  -------------  ------------  ------------

(Loss) income before
  the undernoted                            -        1,065           600         (1,084)        1,716         2,297

Income taxes                                -       (2,419)        4,541            119           (36)        2,205

Equity in earnings of investees            92       (3,392)       (1,203)             -         4,503             -
                                  -----------  -----------  ------------  -------------  ------------  ------------

Net income (loss)                 $        92  $        92  $     (5,144) $      (1,203) $      6,255  $         92
                                  ===========  ===========  ============  =============  ============  ============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

17. SUPPLEMENTAL JOINT ISSUER AND GUARANTOR FINANCIAL INFORMATION (CONTINUED):

    COMBINED STATEMENT OF CASH FLOWS
    270-DAY PERIOD ENDED FEBRUARY 28, 2005

                                                                         Combined      Combined     Adjustments
                                             Beauceland      MAAX        guarantor   non-guarantor      and
                                             Corporation  Corporation  subsidiaries  subsidiaries   eliminations  Consolidated
                                             -----------  -----------  ------------  -------------  ------------  ------------
Cash flows related to operating
  activities:
    Net income (loss)                        $        92  $        92  $     (5,144) $      (1,203) $      6,255  $         92
    Items not affecting:
         Depreciation and amortization                 -        1,678        11,876            546             -        14,100
         Amortization of financial
           expenses                                    -        1,473            10              -             -         1,483
         Stock-based compensation                      -            -         1,481              -             -         1,481
         Deferred income taxes                         -        2,876        (1,596)             -             -         1,280
         Change in fair value of
           derivative financial
           instruments                                 -            -          (768)             -             -          (768)
         Equity in earnings of
           investees                                 (92)       3,392         1,203              -        (4,503)            -
    Net change in non-cash balances
      related to operations                            -       (1,951)       13,975          1,422        (1,752)       11,694
                                             -----------  -----------  ------------  -------------  ------------  ------------
                                                       -        7,560        21,037            765             -        29,362
Cash flows related to financing activities:
    Increase (decrease) in bank
      overdraft                                        -            -       (57,476)           560             -       (56,916)
    Proceeds from issuance of
      long-term debt                                   -      373,282             -              -             -       373,282
    Repayment of long-term debt                        -      (23,425)       (8,242)          (375)          357       (31,685)
    Proceeds from issuance of
      shares                                     135,453      135,453        33,358              -      (168,811)      135,453
    Debt issuance costs                                -      (13,510)            -              -             -       (13,510)
    Decrease in notes receivable
      related to the exercise of
      stock options                                    -            -        11,772              -             -        11,772
                                             -----------  -----------  ------------  -------------  ------------  ------------
                                                 135,453      471,800       (20,588)           185      (168,454)      418,396
Cash flows related to investing activities:
    Business acquisitions                              -     (435,676)         (118)             -             -      (435,794)
    Decrease (increase) in
      investments                               (135,453)     (33,358)          357              -       168,454             -
    Additions to property, plant
      and equipment                                    -            -        (5,708)          (143)            -        (5,851)
    Proceeds from disposal of
      property, plant and equipment                    -         -              130              -             -           130
    Other assets                                       -            -          (233)             -             -          (233)
                                             -----------  -----------  ------------  -------------  ------------  ------------
                                                (135,453)    (469,034)       (5,572)          (143)      168,454      (441,748)
                                             -----------  -----------  ------------  -------------  ------------  ------------

Net increase (decrease) in cash                        -       10,326        (5,123)           807             -         6,010
Translation adjustment on cash
  denominated in foreign currencies                    -            -          (611)            60             -          (551)
Cash, beginning of year                                -            -             -              -             -             -
                                             -----------  -----------  ------------  -------------  ------------  ------------
Cash, end of year                            $         -  $    10,326  $     (5,734) $         867  $          -  $      5,459
                                             ===========  ===========  ============  =============  ============  ============

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

18. RELATED PARTY TRANSACTIONS:

    Beauceland Corporation is a wholly-owned subsidiary of MAAX Holdings, Inc., a company incorporated under the laws of the State of Delaware. MAAX Holdings, Inc. is a holding company with a non-consolidated shareholders' equity of $28,020,000 and a long-term debt amounting to $112,751,000. Beauceland Corporation has accounts receivable from MAAX Holdings, Inc. of $144,000 and accounts payable of $241,000.

    Under an agreement signed with the shareholders of MAAX Holdings, Inc., the Company has recorded management fees of $568,439 in the statement of income for the 270-day period ended February 28, 2005 and an amount of $4,899,128 in goodwill as transaction related expenses for the same period. The transactions have been recorded at their exchange value.

    Predecessor Company:

    Under an agreement signed by the Predecessor Company with a shareholder company, the Predecessor Company was committed to pay, on an annual basis, management fees and a 4.3% bonus calculated on consolidated income before bonus and income taxes determined using Canadian generally accepted accounting principles. This agreement expired on February 29, 2004.

    Under this agreement, the Predecessor Company recorded during the following years the following transactions at their exchange value:

                         Predecessor Company
                         -------------------
                           2003       2004
                         --------   --------
Management fees          $    755   $    868
Bonus                       1,652      1,927
Non-renewal indemnity           -      2,760

                         --------   --------
                         $  2,407   $  5,555
                         ========   ========

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES:

    (a) Claim settlement:

        During the year ended February 28, 2003, the Predecessor Company paid and recorded an expense in the amount of $375,000 in final settlement to the sellers of an acquired business now inoperative.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED):

    (b) Contingent payment:

        A business purchase agreement, signed by the Predecessor Company provided for a remaining contingent payment of a maximum amount of C$160,000 based on the future income of an acquired business for its fiscal year 2005.

        During the 270-day period ended February 28, 2005, the Company paid contingent consideration based on earnings to the seller of this acquired business amounting to $128,000 ($118,000 in 2004 and $135,000 in 2003 paid by the Predecessor Company).

    (c) Operating leases:

        The Company rents property, plant and equipment under operating leases for total rentals of $16,482,000. Annual rentals under these leases for each of the next five years and thereafter are as follows:

2006         $    5,937
2007              4,811
2008              2,959
2009              1,643
2010                998
Thereafter          134

        In addition, the Company must pay, for certain leases, its share of the annual operating expenses.

        Furthermore, the Company has purchase options on two buildings, amounting to C$3,500,000 and C$4,000,000, respectively, expiring in July and December 2006.

    (d) Royalties:

        In connection with the purchase of Coleman Spas, Inc., the parties entered into a ten-year licensing agreement to use the Coleman Spas trademark and associated logos. As defined in the licensing agreement, the Predecessor Company and the Company were required to make royalty payments equal to 1.5% of net sales up to September 30, 2004 and beginning October 1, 2004 through September 30, 2008, the royalty payments increase to 3% of net sales. The royalty payments made by the Predecessor Company and the Company were $321,000 in 2003; $397,000 in 2004; $112,000 for the 95-day period ended June 3, 2004; and $478,000 for the 270-day period ended February 25, 2005.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED):

    (e) Environment:

        The Company is subject to various laws, regulations and government policies relating to health and safety, to the production, storage, transportation, disposal and environmental emissions of various substances, and to the protection of the environment in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that compliance with such environmental statutes will have a material adverse effect upon its competitive or consolidated financial position.

    (f) Product recall:

        Due to a defective electrical component manufactured by a supplier of the Company and integrated in some products manufactured by the Spa sector, the supplier is replacing, at its own costs, this component. The total cost of this operation is estimated at $1,300,000. The Company believes that the entire responsibility of the recall rests with the supplier of this component. Should the supplier default in the replacement of this component, the Company may become liable and would have to replace this part. At the date of the financial statements, the Company cannot predict the outcome of this contingency and, accordingly, no liability has been recorded in the Company's books.

    (g) Contingencies:

        A number of legal proceedings against the Company and its subsidiaries are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company's results of operations or its financial position.

    (h) Guarantees:

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which requires that certain disclosures be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods ending after December 15, 2002, and that guarantees initially entered into or modified after January 1, 2003 be measured and recognized.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED):

    (h) Guarantees (continued):

        A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on changes in an underlying that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligating agreement. It could be also an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying that is related to an asset, a liability or an equity security of the other party.

        A liability is recorded when the Company considers probable that a payment relating to a guarantee will have to be made to the other party of the contract or agreement, considering recourse against any third party. A liability is also required to be recognized for the fair value of the obligation undertaken in issuing the guarantee at the inception of the guarantee.

        In the normal course of business, the Company enters into agreements containing features that meet Interpretation No. 45 criteria for a guarantee including the following:

        Operating leases

        The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2006 and 2011, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $401,000. The Company did not record any liability associated with the contingency related to these guarantees.

        Long-term debt

        Under the terms of its credit agreements, the Company has agreed to indemnify its American lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not provide any limit on the maximum potential liability. The nature of the indemnification agreement prevents the Company from estimating the maximum potential liability it could be required to pay to lenders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to the contingency related to these indemnifications.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
Notes to Consolidated Financial Statements, Continued

Years ended February 28, 2003 and February 29, 2004, the 95-day period ended June 3, 2004 and the 270-day period ended February 28, 2005
(tabular amounts are expressed in thousands of US dollars)

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED):

    (h) Guarantees (continued):

        Directors and officers indemnification agreements

        Under the laws of the Province of Nova Scotia, the Company indemnifies its directors and officers, former directors and officers and individuals who act or who have acted at the Company's request to be a director or officer of an entity in which it is a shareholder or creditor, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims are subject to any statutory or other legal limitation period. The nature of the indemnification provided in the agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties.

        The Company has purchased directors' and officers' liability insurance, without any deductible. To the knowledge of management, there is no such claim. No amount has been accrued in the consolidated balance sheet with respect to the contingency related to these indemnifications.

20. COMPARATIVE FIGURES:

    Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Aker Plastics Company, Inc.
Plymouth, Indiana

     We have audited the accompanying balance sheet of Aker Plastics Company, Inc. as of October 31, 2002, and the related statements of income and retained earnings and cash flows for the period from October 26, 2002 to October 31, 2002, and balance sheet of the predecessor as of September 30, 2002, and the related statements of income and retained earnings and cash flows for the period from October 1, 2002 to October 25, 2002 and for the year ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aker Plastics Company, Inc. as of October 31, 2002, and the results of its operations and its cash flows for the period from October 26, 2002 to October 31, 2002 and the financial position of the predecessor as of September 30, 2002, and the results of its operations and its cash flows for the period from October 1, 2002 to October 25, 2002 and for the year ended September 30, 2002, in conformity with U.S. generally accepted accounting principles.

                                          /s/ CROWE CHIZEK AND COMPANY LLC
                                          --------------------------------------

Elkhart, Indiana
May 7, 2004

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                     THE COMPANY                  PREDECESSOR
                                                 -------------------   ----------------------------------
                                                     PERIOD FROM          PERIOD FROM        YEAR ENDED
                                                 OCTOBER 26, 2002 TO   OCTOBER 1, 2002 TO   SEPTEMBER 30,
                                                  OCTOBER 31, 2002      OCTOBER 25, 2002        2002
                                                 -------------------   ------------------   -------------
NET SALES......................................      $1,312,021           $ 6,025,908        $77,409,686
Cost of sales..................................         873,857             4,057,475         56,031,827
                                                     ----------           -----------        -----------
GROSS PROFIT...................................         438,164             1,968,433         21,377,859
Operating expenses.............................         191,583               986,913         10,277,169
                                                     ----------           -----------        -----------
INCOME BEFORE OTHER INCOME AND EXPENSE.........         246,581               981,520         11,100,690
Other income (expense)
  Interest income..............................             990                 4,547             45,145
  Interest expense.............................         (74,330)               (1,513)           (33,777)
  Gain (loss) on sale of assets................              --                    --            411,202
  Other income.................................              --                    --              8,494
                                                     ----------           -----------        -----------
                                                        (73,340)                3,034            431,064
                                                     ----------           -----------        -----------
INCOME BEFORE INCOME TAXES.....................         173,241               984,554         11,531,754
Income taxes (Note 2)..........................          69,000                    --                 --
                                                     ----------           -----------        -----------
NET INCOME.....................................         104,241               984,554         11,531,754
Retained earnings at beginning of period.......              --            21,349,679         18,903,250
Dividends declared.............................              --                    --         (9,085,325)
                                                     ----------           -----------        -----------
Retained earnings at end of period.............      $  104,241           $22,334,233        $21,349,679
                                                     ==========           ===========        ===========
Earnings per share (basic and diluted).........      $      104           $     9,201        $   107,773
Shares used in the computation of earnings per
  share........................................           1,000                   107                107

                See accompanying notes to financial statements.

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                                 BALANCE SHEETS

                                                              THE COMPANY    PREDECESSOR
                                                              -----------   -------------
                                                              OCTOBER 31,   SEPTEMBER 30,
                                                                 2002           2002
                                                              -----------   -------------
                                         ASSETS
Current assets
  Cash and cash equivalents.................................  $ 5,672,960    $ 2,731,555
  Accounts receivable (less allowance for doubtful accounts
     of $70,255 at October 31, 2002 and $69,254 at September
     30, 2002)..............................................    8,184,846      8,119,600
  Inventories (Note 3)......................................    3,373,935      3,245,386
  Shareholder receivables (Note 4)..........................           --      2,375,985
  Federal income tax deposit (Note 7).......................      511,724             --
  Other current assets......................................      336,030        125,240
                                                              -----------    -----------
     Total current assets...................................                  18,079,495
Property, plant and equipment (Note 5)......................   16,804,946      9,736,817
Goodwill (Note 6)...........................................   38,954,718             --
Intangibles (Note 6)........................................    8,870,600             --
Federal income tax deposit (Note 7).........................           --        511,724
                                                              -----------    -----------
                                                               47,825,318        511,724
                                                              -----------    -----------
                                                              $82,709,759    $26,846,307
                                                              ===========    ===========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................  $ 1,931,974    $ 2,742,738
  Current portion of long-term debt (Note 9)................       38,737         38,737
  Accrued payroll...........................................    1,005,201        871,877
  Accrued insurance (Note 11)...............................      654,692        769,930
  Taxes payable.............................................      356,274        305,886
  Other current liabilities.................................      111,255        209,905
                                                              -----------    -----------
     Total current liabilities..............................    4,098,133      4,939,073
Long-term debt (Note 9).....................................   59,007,285        510,454
Shareholders' equity
  Common stock (Note 12)....................................            1         47,101
  Additional paid-in capital................................   19,500,099             --
  Retained earnings.........................................      104,241     21,349,679
                                                              -----------    -----------
                                                               19,604,341     21,396,780
                                                              -----------    -----------
                                                              $82,709,759    $26,846,307
                                                              ===========    ===========

                See accompanying notes to financial statements.

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                            STATEMENTS OF CASH FLOWS

                                                    THE COMPANY                  PREDECESSOR
                                                -------------------   ----------------------------------
                                                    PERIOD FROM          PERIOD FROM        YEAR ENDED
                                                OCTOBER 26, 2002 TO   OCTOBER 1, 2002 TO   SEPTEMBER 30,
                                                 OCTOBER 31, 2002      OCTOBER 25, 2002        2002
                                                -------------------   ------------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..................................     $    104,241           $  984,554       $ 11,531,754
  Adjustments to reconcile net income to net
     cash from operating activities
     Gain on sale of assets...................               --                   --           (411,202)
     Depreciation.............................           31,020              139,954          2,109,239
     Change in assets and liabilities
       Accounts receivable....................       (1,254,006)           1,188,760           (891,520)
       Inventories............................          (61,969)             (66,580)           (28,944)
       Other current assets...................            9,436             (220,535)           (18,665)
       Accounts payable.......................       (1,040,846)             230,082            296,422
       Accrued payroll........................          218,898              (85,574)           275,425
       Accrued insurance......................         (108,946)             245,708             67,757
       Taxes payable..........................           69,000              (18,612)          (136,496)
       Other current liabilities..............          (41,806)             (56,535)            27,975
                                                   ------------           ----------       ------------
          Net cash from operating
            activities........................       (2,074,978)           2,341,222         12,821,745
CASH FLOWS FROM INVESTING ACTIVITIES
  Shareholder receivables.....................               --            2,375,985         (2,372,193)
  Proceeds from fixed asset sales.............               --                   --          1,287,559
  Purchase of fixed assets....................          (53,450)             (56,453)        (1,163,497)
  Federal tax deposit refunded................               --                   --              3,652
  Purchase stock of predecessor -- net of cash
     acquired.................................      (70,198,712)                  --                 --
                                                   ------------           ----------       ------------
     Net cash from investing activities.......      (70,252,162)           2,319,532         (2,244,479)
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings on long-term debt................       58,500,000                   --                 --
  Proceeds from issuance of common stock......       19,500,100                   --                 --
  Payments of long-term debt..................               --               (3,169)        (1,182,709)
  Dividends paid..............................               --                   --         (9,085,325)
                                                   ------------           ----------       ------------
     Net cash from financing activities.......       78,000,100               (3,169)       (10,268,034)
                                                   ------------           ----------       ------------
Net change in cash and cash equivalents.......        5,672,960            4,657,585            309,232
Cash and cash equivalents at beginning of
  period......................................               --            2,731,555          2,422,323
                                                   ------------           ----------       ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD....     $  5,672,960           $7,389,140       $  2,731,555
                                                   ============           ==========       ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Interest paid...............................     $        330           $    1,513       $     37,351

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     In conjunction with the acquisition of the predecessor company on October 25, 2002, liabilities totaling approximately $5,142,000 were assumed.
                See accompanying notes to financial statements.

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                         NOTES TO FINANCIAL STATEMENTS
                    OCTOBER 31, 2002 AND SEPTEMBER 30, 2002

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation: On October 25, 2002, all of the outstanding stock of Aker Plastics Company, Inc. was acquired by MAAX -- AKER ACQUISITION, INC. for $78,000,000. This transaction was accounted for as a purchase. The purchase price exceeded the fair value of the net assets acquired by approximately $48,000,000. Subsequently MAAX -- AKER ACQUISITION, INC. was merged with Aker Plastics Company, Inc. with Aker Plastics Company, Inc. surviving. The Company is wholly owned by MAAX Capital, Co. The following amounts were assigned to the balance sheet accounts on the date of purchase.

Cash and cash equivalents...................................  $ 7,389,040
Accounts receivable.........................................    6,933,359
Inventory...................................................    3,311,966
Other current assets........................................      854,980
Property, plant and equipment...............................   16,828,263
Goodwill....................................................   38,954,718
Intangibles.................................................    8,870,000
Liabilities assumed.........................................   (5,142,326)
                                                              -----------
  Total purchase price......................................  $78,000,000
                                                              ===========

     The Company made an election to treat the stock acquisition as an asset purchase for tax purposes pursuant to IRC Section 338(h)(10). This election will allow the Company to amortize the Goodwill acquired for tax purposes.

     The financial statements for the period from October 1, 2002 to October 25, 2002 and for the year ended September 30, 2002 included the operations of the predecessor company. The financial statements for the period October 26, 2002 through October 31, 2002 represent the results of operations of the successor company.

     Nature of Business: Aker Plastics Company, Inc. (Company) manufactures fiberglass tub-shower and whirlpool units which are distributed through wholesale plumbing supply companies.

     Cash and Cash Equivalents: All temporary cash investments purchased with a maturity of three months or less are classified as cash equivalents. The Company maintains cash deposits in excess of federally insured limits at a local bank.

     Accounts Receivable: The Company accounts for trade receivables based on amount billed to customers. Past due receivables are determined based on contractual terms. The Company does not accrue interest on any of its trade receivables.

     Allowance for Doubtful Accounts: The allowance for doubtful accounts is determined by management based on the Company's historical losses, specific customer circumstances and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables against the allowance when all attempts to collect the receivable have failed.

     Revenue Recognition: Revenue from product sales is recognized at time of shipment.

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Inventories: Inventories are stated at the lower of cost or market using the FIFO (first-in, first-out) method.

     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred. The Company is depreciating buildings and improvements over periods of 30 years, machinery and equipment over periods of 5 to 7 years, computers and software over periods of 3 to 5 years, and vehicles over periods of 3 to 7 years.

     Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. An estimate that is more susceptible to change in the near term is the liability for group health insurance and the continued value of intangible assets.

     Evaluation of Impairment of Long-Lived Assets: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Impairment or Disposal of Long-Lived Assets", the Company evaluates the carrying value of long-lived assets whenever significant events or changes in circumstances indicate the carrying value of these assets may be impaired. The Company evaluates potential impairment of long-lived assets by comparing the carrying value of the assets to the expected net future cash flows resulting from the use of the assets. Management believes no material impairment of long-lived assets exists.

     Earnings Per Share: Basic and diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.

     Segment Information: The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Based upon definitions contained in SFAS No. 131, the Company has determined that it operates in one segment and has no international operations.

     Fair Value of Financial Instruments: The Company estimates that the fair value of all financial instruments approximates the carrying amounts. Because of the short-term maturity of cash and accounts receivable, their carrying amounts approximate fair value. The carrying value of long-term debt approximates fair value based upon the Company's effective borrowing rate.

     Goodwill and Intangible Assets: Goodwill resulted from the acquisition of the Company by MAAX AKER-ACQUISITION, INC. on October 25, 2002 and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

     The intangible assets consist of the Aker tradename, distribution network and a noncompete agreement entered into as part of the acquisition. The intangibles are initially measured at fair value and are being amortized on a straight line basis over their estimated useful lives, which range from 5 to 30 years.

     Income Taxes: The Company is a member of a consolidated group for the period from October 26, 2002 to October 31, 2002 and will be included in a consolidated federal income tax return. The predecessor was an S Corporation and had elected to have its income taxed under Section 1362 of the Internal Revenue Code and similar sections of the state income tax laws which provide that, in lieu of corporate income taxes, the shareholders are taxed on the Company's taxable income. Federal income tax expense is allocated to the Company as if the Company filed a separate return. Deferred income tax assets and liabilities are computed based upon differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

which the differences are expected to affect taxable income. The Company has a tax allocation agreement in place with the Parent Company.

     New Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIEs"), an interpretation of APB No. 50," ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46, as amended in December 2003, is effective for the Company in the first quarter of 2004. The adoption of FIN 46 will not have any effect on the Company's financial position, results of operations or financial disclosures as the Company has no VIEs.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company's adoption of SFAS No. 149 effective July 1, 2003 had no impact on the Company's results of operations, financial position or financial statement disclosures.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. SFAS No. 150 is effective for the Company in the first quarter of 2004. Management anticipates the adoption of this statement will not have a significant effect on the Company's financial statements.

NOTE 2 -- INCOME TAXES

     The provision for income taxes for the Company from October 26, 2002 to October 31, 2002 is as follows:

Current income taxes........................................  $69,000
                                                              =======

NOTE 3 -- INVENTORIES

     Inventories consist of the following:

                                                               OCTOBER 31,      SEPTEMBER 30,
                                                                   2002              2002
                                                              --------------   ----------------
Raw materials...............................................    $2,033,346        $1,954,329
Work in process.............................................       142,593           135,905
Finished goods..............................................     1,197,996         1,155,152
                                                                ----------        ----------
  Total inventories.........................................    $3,373,935        $3,245,386
                                                                ==========        ==========

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4 -- SHAREHOLDER RECEIVABLES

     The shareholder receivables were due on demand and non interest bearing.

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                              OCTOBER 31,      SEPTEMBER 30,
                                                                  2002              2002
                                                             --------------   ----------------
Land.......................................................   $ 1,033,000       $   244,514
Buildings and improvements.................................     6,739,200         9,305,041
Machinery and equipment....................................     3,050,044         3,709,875
Vehicles and trailers......................................       854,490         2,678,891
Airplanes..................................................            --                --
Furniture and equipment....................................       795,769         2,071,808
Molds, patterns and dies...................................     1,371,553         2,883,293
Environmental equipment....................................     2,991,910         4,101,752
                                                              -----------       -----------
                                                               16,835,966        24,995,174
Accumulated depreciation...................................        31,020        15,258,357
                                                              -----------       -----------
                                                              $16,804,946       $ 9,736,817
                                                              ===========       ===========

NOTE 6 -- GOODWILL AND INTANGIBLES

     Intangibles: The components of intangibles (all acquired on October 25, 2002) as of October 31, 2002 are as follows:

                                                              GROSS CARRYING
                                                                  AMOUNT
                                                              --------------
Intangibles:
  Aker tradename............................................    $5,600,000
  Distribution network......................................     2,700,000
  Noncompete agreement......................................       570,000
  Other.....................................................           600
                                                                ----------
                                                                $8,870,600
                                                                ==========

     Intangibles are being amortized using the straight-line method over 5 years for the Aker tradename, 30 years for the distribution network and 5 years for the noncompete agreement. The weighted-average amortization period for all intangibles acquired on October 25, 2002 is 13.33 years, with amortization expense aggregating an immaterial amount for the period from October 26, 2002 to October 31, 2002.

     Estimated aggregate annual amortization expense for each of the next five years is $1,324,000 per year.

     Goodwill: There was no change in the value of goodwill from October 25, 2002 to October 31, 2002. The carrying value of goodwill at October 31, 2002 was $38,954,718.

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7 -- FEDERAL INCOME TAX DEPOSIT TO RETAIN FISCAL YEAR

     The predecessor used a September 30 year end for filing its federal tax returns. In order to maintain that year end, the predecessor was required to make a deposit with the Internal Revenue Service. This deposit is adjusted annually on May 15 of the calendar year following the calendar year in which the fiscal year ends. The federal income tax deposit was $511,724 at October 31, 2002 and September 30, 2002. This represents the required deposit adjusted for amounts expected to be payable to or due from the Internal Revenue Service on May 15. The entire deposit will be refunded to the Company due to the termination of the S corporation election as a result of the October 25, 2002 transaction.

NOTE 8 -- SHORT-TERM NOTE

     As of September 30, 2002 the Company maintained a revolving promissory note with a bank that provided for borrowings up to $3,000,000 at .5% below the current prime rate. Borrowings were secured by the equipment, inventory, and accounts receivable. As of September 30, 2002 there were no borrowings under the agreement.

NOTE 9 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                             OCTOBER 31,   SEPTEMBER 30,
                                                                2002           2002
                                                             -----------   -------------
7.7% note payable to Maax Hungary Services Limited
  Liability Company dated October 25, 2002; due in one
  installment of $38,000,000 on December 31, 2008. Payment
  of interest on the outstanding principal amounts are due
  quarterly................................................  $38,000,000     $     --
7.7% note payable to Maax Hungary Services Limited
  Liability Company dated October 25, 2002; due in one
  installment of $10,000,000 on December 31, 2008. Payment
  of interest on the outstanding principal amounts are due
  quarterly................................................   10,000,000           --
7.7% note payable to MAAX Canada, Inc. dated October 25,
  2002; due in one installment of $10,500,000 due on
  December 31, 2008. Payment of interest on the outstanding
  principal amounts are due quarterly......................   10,500,000           --
Deferred compensation agreement due in monthly installments
  of $5,000 through February 26, 2014 (Note 10)............      546,022      549,191
                                                             -----------     --------
                                                              59,046,022      549,191
  Current maturities.......................................       38,737       38,737
                                                             -----------     --------
                                                             $59,007,285     $510,454
                                                             ===========     ========

     Long-term debt is due over the next five years as follows:

2003........................................................  $38,737
2004........................................................   40,316
2005........................................................   41,958
2006........................................................   43,668
2007........................................................   45,500

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Maax Hungary Services Limited Liability Company and MAAX Canada, Inc. are affiliated through a common parent company. The notes payable to Maax Hungary Services Limited Liability Company are guaranteed by MAAX Holding Co. affiliated through a common parent company. Interest expense to these affiliates was $74,000 for the period ended October 31, 2002.

NOTE 10 -- NON-QUALIFIED DEFERRED COMPENSATION

     The Company has a non-qualified deferred compensation agreement with the retired president which provides for monthly payments of $5,000 over a period of 20 years through February 2014.

     The liability is unfunded and accrued for based upon the net present value of those payments remaining assuming a discount rate of 4% (Note 9).

NOTE 11 -- SELF INSURANCE

     The Company is responsible for health costs of substantially all of its employees. The Company has a stop loss policy for claims of individual employee families over $100,000 and in the aggregate of approximately $3,000,000. At October 31, 2002, management has estimated the amount of pending claims on this date. Future operating results could be affected should actual claims differ from management's current estimate.

NOTE 12 -- COMMON STOCK

     Common stock, with no par value, consisted of the following:

                                                               OCTOBER 31,      SEPTEMBER 30,
                                                                   2002              2002
                                                              --------------   ----------------
Shares issued and outstanding...............................      1,000               107
Shares authorized...........................................      1,000             1,000

NOTE 13 -- LEASES

     The Company rents office and warehouse facilities on a month to month basis from a former stockholder of the predecessor for $12,000 a month. Rental expense charged to operations amounted to $144,000 for the year ended September 30, 2002 and $12,000 for the period from October 1, 2002 to October 31, 2002.

     The Company leases its semi-tractors and other equipment under operating leases expiring in various periods through 2008. The Company is obligated to buy the semi-tractors if it should terminate any lease prior to the expiration of the lease term.

     The total future minimum rental commitments under operating leases that have noncancelable lease terms in excess of one year are as follows:

2003........................................................  $  729,411
2004........................................................     662,280
2005........................................................     608,280
2006........................................................     446,280
2007........................................................     397,480
2008........................................................     191,006
                                                              ----------
                                                              $3,034,737
                                                              ==========

     Total equipment lease expense from October 26, 2002 to October 31, 2002 was $22,283 from October 1, 2002 to October 25, 2002 it was $99,301 and for the year ended September 30, 2002 it was $1,290,700.

                          AKER PLASTICS COMPANY, INC.
                                AND PREDECESSOR

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 14 -- EMPLOYEE PROFIT SHARING PLAN

     The Company has a qualified 401(k) profit sharing plan covering all employees meeting the necessary eligibility requirements. The contribution to the plan is at the discretion of the Company's Board of Directors and is limited to the amount deductible for federal income tax purposes. The profit sharing expense from October 26, 2002 to October 31, 2002 was $2,555 from October 1, 2002 to October 25, 2002 it was $4,485 and for the year ended September 30, 2002 it was $117,653.